APOLLO | Commercial Real Estate Finance

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2025

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to

Commission File Number: 001-34452

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Apollo Commercial Real Estate Finance, Inc.

(Exact name of registrant as specified in its charter)

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Maryland	**27-0467113**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

Apollo Commercial Real Estate Finance, Inc.

c/o Apollo Global Management, Inc.

9 West 57th Street, 42nd Floor,

New York, New York 10019

(Address of principal executive offices) (Zip Code)

(212) 515–3200

(Registrant's telephone number, including area code)

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Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	ARI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1.3 billion based on the closing sales price of our common stock on such date as reported on the New York Stock Exchange.

As of February 9, 2026, there were 139,598,983 shares, $0.01 par value per share, of the registrant's common stock issued and outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement for the 2026 annual meeting of stockholders are incorporated by reference into Part III of this annual report on Form 10-K.

Table of Contents

FORWARD-LOOKING INFORMATION

In this annual report on Form 10-K, references to "ARI," "Company," "we," "us," or "our" refer to Apollo Commercial Real Estate Finance, Inc. and its subsidiaries; references to the "Manager" refer to ACREFI Management, LLC, an indirect subsidiary of Apollo Global Management, Inc., unless specifically stated otherwise or the context otherwise indicates.

We make forward-looking statements herein and will make forward-looking statements in future filings with the Securities and Exchange Commission ("SEC"), press releases or other written or oral communications within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, it intends to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: higher interest rates and inflation; market trends in our industry, real estate values, the debt securities markets or the general economy; the demand for commercial real estate loans; our business and investment strategy; our operating results; actions and initiatives of the U.S. government and governments outside of the United States, changes to government policies and the execution and impact of these actions, initiatives and policies; the state of the economy generally or in specific geographic regions; economic trends and economic recoveries; our ability to obtain and maintain financing arrangements, including secured debt arrangements and securitizations; the timing and amount of expected future fundings of unfunded commitments; the availability of debt financing from traditional lenders; the volume of short-term loan extensions; the demand for new capital to replace maturing loans; expected leverage; general volatility of the securities markets in which we participate; changes in the value of our assets; the scope of our target assets; interest rate mismatches between our target assets and any borrowings used to fund such assets; changes in interest rates and the market value of our target assets; changes in prepayment rates on our target assets; effects of hedging instruments on our target assets; rates of default or decreased recovery rates on our target assets; the degree to which hedging strategies may or may not protect us from interest rate volatility; impact of and changes in governmental regulations, tax law and rates, accounting, legal or regulatory issues or guidance and similar matters; our continued maintenance of our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes; our continued exclusion from registration under the Investment Company Act of 1940, as amended (the "1940 Act"); the availability of opportunities to acquire commercial mortgage-related, real estate-related and other securities; the availability of qualified personnel; estimates relating to our ability to make distributions to our stockholders in the future; our present and potential future competition; unexpected costs or unexpected liabilities, including those related to litigation; our ability to consummate the Asset Sale (as defined below); closing timeline of the Asset Sale; our execution costs in connection with the solicitation of proxies and the consummation of the Purchase Agreement (as defined below); potential benefits and effects of the Asset Sale; and the amount and use of proceeds from the Asset Sale.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. See Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this annual report on Form 10-K. These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that we file with the SEC, could cause our actual results to differ materially from those included in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY RISK FACTORS

Risks Related to Our Business and Structure

- We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable target assets or dispose of our target assets and could also affect the pricing of these securities.

- We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

- Loss of our exclusion from registration under the 1940 Act would adversely affect us.

Risks Related to Our Financing and Hedging

- Our access to sources of financing may be limited and thus our ability to potentially enhance our returns may be adversely affected.

- We may increase the amount of leverage we use in our financing strategy, which would subject us to greater risk of loss. Additionally, we may fail to comply with our covenants prescribed in our debt agreements, which may impact our ability to borrow under our financing arrangements and/or result in acceleration of debt.

- We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Risks Related to Our Assets

- We may not achieve our weighted-average all-in yield on our assets, which may lead to future returns that may be significantly lower than anticipated.

- The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

- The commercial mortgage loans and other commercial real estate-related loans we acquire or originate are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

- We may need to foreclose on certain of the loans we originate or acquire and may take title to the properties securing such loans. Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning an asset secured by that property, which could result in losses that harm our results of operations and financial condition.

- Recent macroeconomic trends, including inflation and higher interest rates, may adversely affect our business, financial condition and results of operations.

Risks Related to Our Relationship with the Manager

- There are various conflicts of interest in our relationship with Apollo which could result in decisions that are not in the best interests of our stockholders.

- We are dependent on the Manager and its key personnel for our success and upon their access to Apollo's investment professionals and partners. We may not find a suitable replacement for the Manager if the Management Agreement is terminated, or if key personnel leave the employment of the Manager or Apollo or otherwise become unavailable to us.

- The termination of the Management Agreement may be difficult and costly, which may adversely affect our inclination to end our relationship with the Manager.

- The Manager manages our portfolio pursuant to very broad investment guidelines and our board of directors does not approve each decision made by the Manager, which may result in us undertaking riskier transactions.

Risks Related to Our Taxation as a REIT

- Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code, and our failure to qualify as a REIT or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

- Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, to incur debt, or could otherwise adversely affect our ability to execute our business plan.

Risks Related to the Asset Sale

- While the Asset Sale is pending, we are subject to uncertainty and contractual restrictions that could disrupt our business.

- The Purchase Agreement contains a termination fee and may discourage competing offers.

- The Purchase Agreement contains provisions that, after expiration of the go-shop period, could discourage a potential competing acquiror or could result in any competing proposal being at a lower price than it might otherwise be.

- Our management agreement with our Manager is difficult to terminate, which may discourage competing proposals from other bidders.

- The conditions under the Purchase Agreement to our consummation of the Asset Sale may not be satisfied in the anticipated timeframe or at all.

- In the event that the Asset Sale is not consummated, the trading price of our common stock and our future business and results of operations may be negatively affected.

- We may face litigation filed against us over the Purchase Agreement.

- Our ability to adjourn the Special Meeting is limited, which could prevent us from obtaining the required stockholder approval of the Asset Sale.

Risks Related to Our Future Operations

- The uncertainty regarding the use of proceeds from the Asset Sale and our future operations may negatively impact the value and liquidity of our common stock

Item 1. Business

All currency figures expressed herein are expressed in thousands, except share or per share amounts.

GENERAL

Apollo Commercial Real Estate Finance, Inc. is a corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes and primarily originates, acquires, invests in and manages performing commercial first mortgage loans, subordinate financings and other commercial real estate-related debt investments. These asset classes are referred to as our target assets.

We are externally managed and advised by the Manager, an indirect subsidiary of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo"), a global, high-growth alternative asset manager with assets under management of approximately $938.4 billion as of December 31, 2025. The Manager is led by an experienced team of senior real estate professionals who have significant experience in underwriting and structuring commercial real estate financing transactions. We benefit from Apollo's global infrastructure and operating platform, through which we are able to source, evaluate and manage potential investments in our target assets.

Our principal business objective is to acquire our target assets in order to provide attractive risk adjusted returns to our stockholders over the long term, primarily through dividends and secondarily through capital appreciation. As of December 31, 2025, we held a diversified portfolio comprised of approximately $8.7 billion of commercial mortgage loans and $62.2 million of subordinate loans and other lending assets. As of December 31, 2025, we had financed this portfolio with $6.3 billion of secured debt arrangements, $746.3 million senior secured term loans (the "Term Loans"), and $500.0 million of 4.625% Senior Secured Notes due 2029 (the "2029 Notes"). Additionally, as of December 31, 2025, we held $842.9 million of real estate assets, and $425.8 million of related financing.

We are a Maryland corporation that was organized in 2009 and have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2009. We generally are not subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute our net taxable income to stockholders and maintain our intended qualification as a REIT. We also operate our business in a manner intended to allow us to remain excluded from registration as an investment company under the 1940 Act.

PROPOSED TRANSACTIONS WITH ATHENE

On January 27, 2026, we entered into an Asset Purchase and Sale Agreement (the "Purchase Agreement") with Athene Holding Ltd. ("Athene"). In connection with the transactions contemplated by the Purchase Agreement (the "Asset Sale"), we also entered into a letter agreement (the "Management Agreement Side Letter") with ACREFI Operating, LLC, a subsidiary of the Company ("Operating LLC") and the Manager, and a letter agreement (the "Expense Reimbursement Letter Agreement", and together with the Purchase Agreement and the Management Agreement Side Letter, the "Transaction Documents") with Apollo Management Holdings, L.P. ("Apollo Management Holdings"). Each of Athene and Apollo Management Holdings is a subsidiary of Apollo. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, Athene will purchase from the Company, and the Company will sell to Athene, the Company's entire commercial real estate loan portfolio (collectively, the "Loans") as of the date of closing of the Asset Sale (the "Closing"), other than two loans with a combined total principal balance of $146 million, as of December 31, 2025, currently held by the Company which are expected to be repaid prior to the Closing. Assuming the Closing occurs, our strategy and operations going forward may change. Refer to "Note 20 - Subsequent Events" to the accompanying consolidated financial statements for further detail.

INVESTMENT STRATEGY

To identify attractive opportunities within our target assets, we rely on the expertise of the Manager and its affiliates as well as their platform which integrates real estate experience with private equity and capital markets expertise, in transaction sourcing, underwriting, execution, asset operation, management and disposition. In the near term, we expect to continue to deploy our capital through the origination and acquisition of performing commercial first mortgage loans, subordinate financings and other commercial real estate-related debt investments at attractive risk-adjusted yields.

We target assets that are secured by institutional quality real estate throughout the United States and Europe. Our underwriting includes a focus on stressed in-place cash flows, debt yields, debt service coverage ratios, loan-to-values, property quality and market and sub-market dynamics. The Manager may also capitalize on opportunistic pricing dislocations created by distressed sellers or distressed capital structures where a lender or holder of a loan or security is in a compromised situation due to the relative size of its portfolio, the magnitude of nonperforming loans, or regulatory/rating agency issues driven by potential capital adequacy or concentration issues. In pursuing investments with attractive risk-reward profiles, we incorporate our views, generally or in specific geographic regions as applicable, of the current and future economic environment, our outlook for real estate in general and particular asset classes and our assessment of the risk-reward profile derived from our underwriting and cash flow analysis, including taking into account relative valuation, supply and demand fundamentals, the level of interest rates, the shape of the yield curve, prepayment rates, financing and liquidity, real estate prices, delinquencies, default rates, recovery of various sectors and vintage of collateral. In general, we pursue a value-driven approach to underwriting and diligence, consistent with the historical investment strategy of the Manager and its affiliates. Each prospective investment receives a rigorous, credit-oriented evaluation towards determining the risk/return profile of the opportunity and the appropriate pricing and structure for the prospective investment. On our behalf, the Manager has implemented underwriting standards founded on fundamental market and credit analyses with a focus on current and sustainable cash flows. These underwriting standards place a particular emphasis on due diligence of the sponsor and borrower. Apollo has implemented comprehensive anti-money laundering policies and procedures, including know-your-customer and beneficial owner controls. In addition, we believe that taking all available factors into account can help drive value creation and incorporate sustainability considerations into the investment analysis and decision-making process, including conducting and completing environmental risk assessment for all of the properties underlying our loans. We also utilize forward currency contracts to economically hedge interest and principal payments due under our loans denominated in currencies other than U.S. dollars ("USD").

All investment decisions are made with a view to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act.

FINANCING STRATEGY

We use borrowings as part of our financing strategy, in addition to raising capital through public offerings of our equity and debt securities. We believe the amount of leverage we use is consistent with our intention of keeping total borrowings within a prudent range, as determined by the Manager, taking into account a variety of factors, which may include the anticipated liquidity and price volatility of target assets in our investment portfolio, the potential for losses and extension risk in our investment portfolio, the gap between the duration of assets and liabilities, including hedges, the availability and cost of financing the assets, the creditworthiness of our financing counterparties, the health of the global economy and commercial and residential mortgage markets, the outlook for the level, slope, and volatility of interest rate movement, the credit quality of our target assets and the type of collateral underlying such target assets. In utilizing leverage, we seek to enhance equity returns while limiting interest rate exposure. In order to achieve our return on equity, we generally finance our mortgage loans with 2.0 to 3.0 turns of leverage and generally do not finance our subordinate loans and other lending assets given built-in inherent structural leverage. We obtain financing through a variety of sources including secured credit facilities, a revolving credit facility, private securitizations and corporate-level debt. As of December 31, 2025, we had $4.7 billion of borrowings outstanding under our secured debt arrangements, diversified across six counterparties, and $1.5 billion of borrowings outstanding under our private securitization with Barclays Bank, plc (the "Barclays Private Securitization"). As of December 31, 2025, we had no borrowings outstanding under our revolving credit facility administered by Bank of America, N.A (our "Revolving Credit Facility"), which has a total capacity of $275.0 million. During the year ended December 31, 2025, we entered into four new credit facilities which provided additional capacity of $1.4 billion. In addition, as of December 31, 2025, we had $1.2 billion of corporate level debt including Term Loans and 2029 Notes. In the future, we may increase or decrease our borrowing levels and also seek to raise further equity or debt capital in order to achieve our investment strategy.

From time to time, we utilize derivative financial instruments to hedge the interest rate risk associated with our borrowings. Under the U.S. federal income tax laws applicable to REITs, we generally are able to enter into certain transactions to hedge indebtedness we incur to acquire or carry real estate assets, although the total gross income from interest rate hedges that does not meet this requirement and other non-qualifying sources generally must not exceed 5% of our gross income.

We also may engage in a variety of interest rate management techniques that seek to mitigate changes in interest rates or other potential influences on the values of our assets. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a domestic taxable REIT subsidiary ("TRS") that is fully subject to U.S. federal corporate income taxation.

We may attempt to reduce interest rate risk and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate, whereby we may seek (1) to match the maturities of our debt obligations with the maturities of our assets, and (2) to match the interest rates on our assets with like-kind debt (i.e., we may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly or through the use of interest rate swap agreements or other financial instruments, or through a combination of these strategies. We expect these instruments will allow us to minimize, but not eliminate, the risk that we may have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our borrowings and hedging as of December 31, 2025.

CORPORATE GOVERNANCE

We strive to maintain an ethical workplace in which the highest standards of professional conduct are practiced.

Our board of directors is composed of a majority of independent directors. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our board of directors are composed exclusively of independent directors.

In order to foster the highest standards of ethics and conduct in all business relationships, we have adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines, which cover a wide range of business practices and procedures that apply to all of our directors and officers. In addition, we have implemented Procedures for Handing Reports Pertaining to Accounting and Auditing Matters that set forth procedures by which Covered Persons (as defined in such policy) may raise, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with the Audit Committee. Third parties, such as our clients, stockholders or competitors may also report a good faith complaint regarding such matters.

We have an insider trading policy that prohibits any of our directors or employees, partners, employee directors and officers of Apollo, as well as others, from buying or selling our securities on the basis of material nonpublic information.

COMPETITION

Our net income depends, in part, on management's ability to acquire assets that generate favorable spreads over their borrowing costs. In acquiring target assets, we compete with other REITs, private funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. In addition, there are other REITs with similar asset acquisition objectives and others that may be organized in the future. These other REITs will increase competition for the available supply of mortgage assets suitable for purchase and origination. These competitors may be significantly larger than us, have access to greater capital and other resources or may have other advantages. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Current market conditions may attract more competitors, which may increase the competition for sources of investment and financing. An increase in the competition for sources of funding could adversely affect the availability and cost of financing, and thereby adversely affect the market price of our common stock.

EMPLOYEES; STAFFING; HUMAN CAPITAL

We have no employees and are managed by the Manager pursuant to the management agreement between the Manager and us, dated as of September 23, 2009 (the "Management Agreement"). All of our officers are employees of the Manager or its affiliates.

The Manager is led by an experienced team of senior real estate professionals who have significant experience in underwriting and structuring commercial real estate financing transactions. We benefit from Apollo's global infrastructure and operating platform, through which we are able to source, evaluate and manage potential investments in our target assets. Apollo has advised us that investing in and fostering a high-performing, diverse and inclusive workforce is a key pillar of operating its business. You can learn more about Apollo's commitment to its employees on its website at www.apollo.com. The information contained on, or accessible from, Apollo's website does not form a part of and is not incorporated by reference into this annual report on Form 10-K.

AVAILABLE INFORMATION

We maintain a website at www.apollocref.com and make available, items including: (a) the annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Director Independence Standards, (d) Code of Business Conduct and Ethics, and (e) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the board of directors. The information on our website does not form a part of and is not incorporated by reference into this annual report on Form 10-K. Our documents filed with, or furnished to, the SEC are also available for review at the SEC's website at www.sec.gov. We provide copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics, free of charge, to stockholders who request it. Requests should be directed to Investor Relations at Apollo Commercial Real Estate Finance, Inc., c/o Apollo Global Management, Inc., 9 West 57th Street, 42nd Floor, New York, New York 10019.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline.

RISKS RELATED TO OUR BUSINESS AND STRUCTURE

We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable target assets or dispose of our target assets and could also affect the pricing of these securities.

A number of entities compete with us to make the types of investments that we target. We compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. In addition, other REITs with similar asset acquisition objectives, including others that may be organized in the future, compete with us in acquiring assets and obtaining financing. These competitors may be significantly larger than us, may have access to greater capital and other resources or may have other advantages. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT qualification or maintenance of our exclusion from registration under the 1940 Act. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive opportunities from time to time, and we can offer no assurance that we will be able to identify and acquire assets that are consistent with our objectives.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, and will likely continue to increase in the future. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyberattacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third-party service providers upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks. The rapid evolution and increasing prevalence of artificial intelligence technologies may also increase our cybersecurity risks.

The result of these incidents could include disrupted operations, misstated or unreliable financial data, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our investor relationships. These risks require continuous and likely increasing attention and other resources from us, Apollo and third-party service providers to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for the Manager's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that such efforts will be effective. Additionally, the cost of maintaining such systems and processes, procedures and internal controls may increase from its current level.

In the normal course of business, we and our third-party service providers collect and retain certain personal information provided by borrowers, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us and our service providers will be able to prevent unauthorized access to this personal information. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us and our service providers to entirely mitigate this risk.

Remote work has become more common among the employees and personnel of the Manager, Apollo and other third-party service providers and has increased risks to the information technology systems and confidential, proprietary, and sensitive data of the Manager, Apollo and other third-party service providers as more of those employees utilize network connections, computers, and devices outside of the employer's premises or network, including working at home, while in transit, and in public locations. Those employees working remotely could expose the Manager, Apollo and other third-party service providers to additional cybersecurity risks and vulnerabilities as their systems could be negatively affected by vulnerabilities present in external systems and technologies outside of their control.

Our business depends on the communications and information systems of Apollo and other third-party service providers. Such systems may fail to operate properly or become disabled as a result of cyber incidents. Any failure or interruption of the systems of Apollo or any other counterparties that we rely on could cause delays or other problems and could have a material adverse effect on our operating results. None of us, the Manager or Apollo have experienced any material breach of cybersecurity. However, we can provide no assurance that the networks and systems that we, the Manager, Apollo or our third-party service providers have established, or use will be effective. As our reliance on technology has increased, so have the risks posed to our communications and information systems, both internal and those provided by the Manager, Apollo and third-party service providers. Apollo's processes, procedures and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions do not guarantee that a cyber incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident. Despite the security policies and procedures, Apollo has implemented that were designed to safeguard our systems and confidential, proprietary, and sensitive data and to manage cybersecurity risk, there can be no assurance that these measures will be effective. Apollo takes steps to monitor and develop our information technology networks and infrastructure and invest in the development and enhancement of our controls designed to prevent, detect, respond to, and mitigate the risk of unauthorized access, misuse, computer viruses, and other events that could have a security impact.

As new technologies, including tools that harness generative artificial intelligence and other machine learning techniques, rapidly develop and become even more accessible, the use of such new technologies by us, our affiliates and our third party service providers will present additional known and unknown risks, including, among others, the risk that confidential information may be stolen, misappropriated or disclosed and the risk that we and/or third party service providers may rely on incorrect, unclear or biased outputs generated by such technologies, any of which could have an adverse impact on us and our business.

Even if we are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we do business and rely, may occur, and such events could disrupt our normal business operations and networks in the future.

We cannot assure our stockholders of our ability to pay dividends in the future.

We are generally required to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). We currently intend to make quarterly distributions of all or substantially all of our REIT taxable income in each year. Dividends will be declared and paid at the discretion of our board of directors and will depend on our REIT taxable earnings, our financial condition, maintenance of our REIT qualification and such other factors as the board may deem relevant from time to time. Our ability to pay dividends may be negatively impacted by adverse changes in our operating results.

We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The laws and regulations governing our operations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

The U.S. government, the U.S. Federal Reserve, the U.S. Treasury Department, the SEC and other governmental and regulatory bodies have taken or are taking various actions involving intervention in the economic and financial system and regulatory reform of the oversight of financial markets. The current regulatory environment may be impacted by recent and potential future legislative developments, as well as future political developments, such as federal election outcomes.

In addition, the substance of regulatory supervision may be influenced through the appointment of individuals to the U.S. Federal Reserve Board and other financial regulatory bodies. Market uncertainty and volatility could also be magnified as a result of the new U.S. administration and resulting uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies.

We cannot predict the ultimate content, timing, or effect of legislative, regulatory and other actions under the new U.S. administration, nor is it possible at this time to estimate the impact of any such actions which could have a dramatic impact on our business, results of operations and financial condition.

The Manager may be unable to operate us within the parameters that allow the Manager to be exempt from regulation as a commodity pool operator, which would subject us to additional regulation and compliance requirements, and could materially adversely affect our business and financial condition.

The enforceability of agreements underlying certain derivative transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international statutory and regulatory requirements. Regulations have been promulgated by U.S. and foreign regulators attempting to strengthen oversight of derivative contracts. The Dodd-Frank Wall Street Reform and Consumer Protection Act established a comprehensive regulatory framework for swaps and security-based swaps, including mandatory clearing, execution and reporting requirements, which may result in increased margin requirements and costs. In addition, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operator to be regulated as a "commodity pool operator" (a "CPO"). In December 2012, the Commodity Futures Trading Commission ("CFTC"), issued a no-action letter giving relief to operators of mortgage REITs from any applicable CPO registration requirement. In order for the Manager to qualify for the no-action relief, we must, among other non-operation requirements: (1) limit our initial margin and premiums for commodity interests (swaps and exchange-traded derivatives subject to the jurisdiction of the CFTC) to no more than 5% of the fair market value of our total assets; and (2) limit our net income from commodity interests that are not "qualifying hedging transactions" to less than 5% of its gross income. The need to operate within these parameters could limit the use of swaps and other commodity interests by us below the level that the Manager would otherwise consider optimal or may lead to the registration of the Manager or our directors as commodity pool operators, which will subject us to additional regulatory oversight, compliance and costs.

The long term impact from major public health events and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

We believe that our, Apollo's and the Manager's ability to operate, our level of business activity and the profitability of our business, as well as the values of, and the cash flows from, the assets we own, could be impacted by the effects of future pandemics or other major public health issues. While we have implemented risk management and contingency plans and taken preventive measures and other precautions, no predictions of specific scenarios can be made with certainty and such measures may not adequately predict the impact on our business from such events.

The effects of future pandemics or other major public health issues could adversely impact the value of our assets, business, financial condition, results of operations and cash flows, and our ability to operate successfully.

The extent of the impact of future pandemics and other major health issues will depend on many factors, including the duration and scope of the public health emergency, the actions taken by governmental authorities to contain future pandemics and their financial and economic impact, the implementation of travel advisories and restrictions, the efficacy and availability of vaccines, disparities in vaccination rates and vaccine hesitancy, the rise of new variants and the severity of such variants, the impact of the public health emergency on overall supply and demand, goods and services, consumer confidence and levels of economic activity and the extent of its disruption to global, regional, and local supply chains and economic markets, all of which are uncertain and difficult to assess.

Climate change-related risks and regulatory and other efforts to address potential climate change impacts could adversely affect our business.

We and our portfolio of real estate assets face a number of risks associated with climate change, including both transition and physical risks. The transition risks that could impact our company include those risks related to the impact of U.S. and foreign climate-related legislation and regulation, as well as risks arising from climate-related business trends. Moreover, we and our real estate assets are subject to risks stemming from the physical impacts of climate change.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase the costs to us, and those higher costs may continue to increase if new laws require additional resources, including spending more time, hiring additional personnel, and/or investing in new technologies.

We also face risks associated with evolving climate- related business trends. Certain investors are increasingly taking into account climate-related factors in determining whether to invest in companies. Additionally, our reputation and investor relationships could be damaged as a result of our involvement with certain industries or assets associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. Conversely, if we avoid involvement with such industries or activities, we may limit our capital deployment opportunities to an extent that adversely affects our business.

Further, significant and extreme weather events, such as hurricanes or floods, can also have an adverse impact on real estate assets that secure our loans or that we own, and the frequency of certain extreme weather events may increase over time. For example, nonseasonal or violent weather events can have a material impact to businesses or properties that focus on tourism or recreational travel. Both transition and physical risks associated with climate change could result in increased operating costs for our borrowers and could adversely impact our borrowers' ability to make regular payments of principal and interest. See also "—Risks Related to Our Assets—Our real estate assets are subject to risks particular to real property. These risks may have resulted and may continue to result in a reduction or elimination of return from a loan secured by a particular property."

Evolving investor-related sentiment to environmental, social, and/or governance issues could adversely affect our business.

So-called "anti-ESG" sentiment has also gained momentum across the U.S., with several states having enacted or proposed "anti-ESG" policies, legislation, or issued executive orders and legal opinions. For example, anti-boycott legislation in certain states target financial institutions that are perceived as "boycotting" or "discriminating against" companies in certain industries (e.g., energy and mining) and prohibit government entities from doing business with such institutions and/or investing the government's assets through such institutions. Similar policies have been implemented or are being proposed at the federal level. In addition, certain jurisdictions now require that relevant government entities or managers/administrators of government investments make investments based solely on pecuniary factors without consideration of non-pecuniary environmental, social and governance factors. If investors subject to such legislation viewed us, our policies, or our practices, as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in us, which could negatively affect our financial performance.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock including:

- "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, impose fair price and/or supermajority stockholder voting requirements on these combinations;

- "control share" provisions of the MGCL that provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and personnel who are also directors; and

- "unsolicited takeover" provisions of the MGCL that permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have.

As permitted by the MGCL, our board of directors has by resolution exempted from the "business combination" provision of the MGCL business combinations (1) between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and (2) between us and Apollo and its affiliates and associates and persons acting in concert with any of the foregoing. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions will not be amended or eliminated at any time in the future.

Loss of our exclusion from registration under the 1940 Act would adversely affect us.

We conduct our operations so as not to become regulated as an investment company under the 1940 Act. Because we are a holding company that conducts our businesses primarily through wholly-owned subsidiaries, the securities issued by these subsidiaries that are exempted or otherwise excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other "investment securities" (as defined for purposes of the 1940 Act) we own, may not have a combined value in excess of 40% of the value of our total assets on an unconsolidated basis, which we refer to as the 40% test. This requirement limits the types of businesses in which we may engage through our subsidiaries.

Certain of our subsidiaries qualify to be excluded from registration as investment companies under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for an entity "not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in … the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion generally requires that at least 55% of the assets of an entity relying on this exclusion be comprised of what the SEC staff through a series of no-action letters has characterized as "qualifying assets" and at least another 25% of the assets of such entity be comprised of either qualifying assets or what the SEC staff in such guidance has characterized as "real estate-related assets" under the 1940 Act (and no more than 20% comprised of miscellaneous assets). We expect any of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff to determine which assets are qualifying assets and which assets are real estate related under this exclusion to the extent such guidance is available. The SEC staff has determined in various no-action letters that qualifying assets for this purpose include senior, first ranking mortgage loans, certain B Notes and mezzanine loans that satisfy various conditions specified in such SEC staff no-action letters. Neither the SEC nor its staff has, however, published guidance in respect of Section 3(c)(5)(C) regarding some of our other target assets. For assets for which the SEC and its staff has not published guidance, we intend to rely on our own analysis to determine which of such assets are qualifying assets and which of such assets are real estate related under the Section 3(c)(5)(C) exclusion. For example, in the absence of additional guidance from the SEC staff, we intend to treat as real estate related assets B Notes and mezzanine loans that do not satisfy the qualifying asset conditions set forth in the relevant SEC staff no-action letters, as well as debt and equity securities of companies primarily engaged in real estate businesses. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold. Although we monitor the portfolios of our subsidiaries relying on the Section 3(c)(5)(C) exclusion periodically and prior to each acquisition, there can be no assurance that such subsidiaries will be able to maintain their respective satisfaction of the requirements of this exclusion. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

We may organize subsidiaries in the future that may seek to rely on the 1940 Act exclusion provided to certain structured financing vehicles under Rule 3a-7. To comply with Rule 3a-7, any such subsidiary will need to comply with the restrictions described below, as well as any future guidance that may be issued by the SEC or its staff.

In general, Rule 3a-7 excludes from the 1940 Act issuers that limit their activities as follows:

- the issuer issues securities, the payment of which depends primarily on the cash flow from "eligible assets," which are assets that by their terms convert into cash within a finite time period;

- the securities sold are fixed-income securities rated investment grade by at least one rating agency except that fixed- income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to "qualified institutional buyers" and to persons involved in the organization or operation of the issuer;

- the issuer acquires and disposes of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued and (2) so that the acquisition or disposition does not result in a downgrading of the issuer's fixed-income securities and (3) the primary purpose of which is not recognizing gains or decreasing losses resulting from market value changes; and

- unless the issuer is issuing only commercial paper, the issuer appoints an independent trustee, takes reasonable steps to transfer to the trustee an ownership or perfected security interest in the eligible assets, and meets rating agency requirements for commingling of cash flows.

In addition, in certain circumstances, compliance with Rule 3a-7 may also require, among other things, that the indenture governing the Rule 3a-7 reliant subsidiary include additional limitations on the types of assets such subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. In light of the requirements of Rule 3a-7, there is no assurance that our future subsidiaries will be able to rely on this rule and our ability to manage assets held in subsidiaries that rely on this rule will be limited and may restrict our ability to purchase or sell assets owned by that subsidiary when we would otherwise desire to do so, which could lead to losses.

In the absence of further SEC or SEC staff guidance, the aggregate value of our interests in our subsidiaries that rely on Rule 3a-7 must amount to less than 20% of our total assets on an unconsolidated basis.

Any amendments to Rule 3a-7 could provide additional flexibility or could inhibit the ability of our subsidiaries to rely on this rule or to pursue certain strategies we have identified for such subsidiaries.

Our subsidiaries may rely on alternative exclusions or exemptions from registration as investment companies under the 1940 Act other than Section 3(c)(1) or Section 3(c)(7) for purposes of complying with the 40% test. These alternative exclusions or exemptions may impose limitations on a subsidiary's organizational form, the types of assets that such subsidiary may hold or require such subsidiary to qualify under a banking, insurance or other regulatory regime. There is no assurance that our subsidiaries will be able to rely on any alternative exclusions or exemptions and our ability to manage assets held in subsidiaries that rely on these alternative exclusions or exemptions will be limited.

The determination of whether an entity is our majority-owned subsidiary is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company with 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC or its staff to approve our treatment of any entity as a majority-owned subsidiary and the SEC has not done so. If the SEC or its staff were to disagree with our treatment of one of more entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

We have organized special purpose subsidiaries that rely on Section 3(c)(7) to avoid registration as investment companies under the 1940 Act to hold certain assets and, therefore, our interest in each of these Section 3(c)(7)-reliant subsidiaries constitutes an "investment security" for purposes of determining whether we pass the 40% test.

Qualification for particular exclusions or exemptions from registration under 1940 Act as described herein may limit our or our subsidiaries' ability to make certain investments.

If we failed to maintain our excluded status under the 1940 Act and became regulated as an investment company, our ability to, among other things, use leverage would be substantially reduced and, as a result, we would be unable to conduct our business as described in this annual report on Form 10-K.

If our subsidiaries fail to maintain an exclusion or exemption from registration pursuant to the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of our common stock, the sustainability of our business model, and our ability to make distributions which could have an adverse effect on our business and the market price for shares of our common stock.

Securities eligible for future sale may have adverse effects on the market price of our common stock.

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional authorized shares of common stock and securities convertible into or exchangeable for our common stock on the terms and for the consideration it deems appropriate. Additional securities offerings or issuance of additional common stock in connection with the conversion of convertible or exchangeable securities may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Sales or other issuances of substantial amounts of our common stock or the perception that such sales or issuances could occur, may adversely affect the prevailing market price the common stock.

Our authorized but unissued shares of common or preferred stock may prevent a change in control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without common stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Certain provisions in the indentures governing the 2029 Notes could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain provisions in the 2029 Notes and the indentures governing the 2029 Notes could make it more difficult or more expensive for a third party to acquire us. For example, if a takeover would constitute a fundamental change, holders of the 2029 Notes will have the right to require us to repurchase their notes in cash. In addition, if a takeover constitutes a make-whole fundamental change, we may be required to increase the conversion rate for holders who convert their notes in connection with such takeover. In either case, and in other cases, our obligations under the 2029 Notes and the indentures could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit stockholders' recourse in the event of actions not in stockholders' best interests.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law.

Our charter authorizes us, and our bylaws and indemnification agreements entered into with each of our directors and executive officers require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of their ultimate entitlement to indemnification, to pay or reimburse defense costs and other expenses of each of our directors and officers in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us.

As a result, we and our stockholders have rights against our directors and officers that are more limited than might otherwise exist and, in the event that actions taken by any of our directors or officers impede the performance of our company, your and our ability to recover damages from such director or officer will be limited.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for stockholders to effect changes to our management.

Our charter provides that, subject to the rights of any class or series of preferred stock, a director may be removed with or without cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of us that is in the best interests of stockholders.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To preserve our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. The Articles Supplementary for each series of our preferred stock prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of such series of our outstanding preferred stock. These ownership limits in our charter could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Our board of directors has established exemptions from the ownership limits in our charter which permit Apollo and certain of our affiliates to collectively hold up to 25% of our common stock, and certain institutional investors to hold more than 9.8% of our common stock.

Future litigation or administrative proceedings could have a material and adverse effect on our business, financial condition and results of operations.

We may from time to time be involved in legal proceedings, administrative proceedings, claims and other litigation. In addition, we have agreed to indemnify the Manager and certain of its affiliates against certain liabilities pursuant to the Management Agreement. Adverse outcomes or developments relating to such proceedings, as well as expenses of defending or pursuing claims, or any other costs that may be incurred in connection with such proceedings, could have a material adverse effect on our results of operations and financial condition.

RISKS RELATED TO OUR FINANCING AND HEDGING

Our access to sources of financing may be limited and thus our ability to potentially enhance our returns may be adversely affected.

Our access to sources of financing depends upon a number of factors over which it has little or no control, including:

- general market conditions;

- the market's view of the quality of our assets;

- the market's perception of our growth potential;

- our eligibility to participate in and access capital from programs established by the U.S. government;

- our current and potential future earnings and cash distributions; and

- the market price of the shares of our common stock.

Weakness in the capital and credit markets could adversely affect one or more lenders and could cause one or more lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price.

Consequently, depending on market conditions at the relevant time, we may have to rely more heavily on additional equity issuances, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to stockholders and other purposes.

We leverage certain of our target assets, which may adversely affect our return on our assets and may reduce cash available for distribution.

We leverage certain of our target assets through secured debt arrangements. Leverage can enhance our potential returns but can also exacerbate losses. The return on our assets and cash available for distribution to stockholders may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. As a borrower, we are also subject to the risk that we may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

We may increase the amount of leverage we use in our financing strategy, which would subject us to greater risk of loss. Additionally, we may fail to comply with our covenants prescribed in our debt agreements, which may impact our ability to borrow under our financing arrangements and/or result in acceleration of debt.

Our charter and bylaws do not limit the amount of indebtedness we can incur; although we are limited by certain financial covenants under our secured debt arrangements and the 2029 Notes.

We may increase the amount of leverage we utilize at any time without approval of our stockholders. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt documents, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of our assets to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

- we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

Credit facilities and secured debt arrangements that we may use to finance our assets may require us to provide additional collateral or pay down debt.

As of December 31, 2025, we had secured debt arrangements in place, with an aggregate borrowing capacity of approximately $7.8 billion. We may utilize credit facilities and additional secured debt arrangements to finance our assets if they become available on acceptable terms. In the event we utilize such financing arrangements, they may involve the risk that the market value of our assets pledged or sold by us to the secured debt arrangements counterparty or provider of the credit facility may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay its debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to credit facilities and increase our cost of capital. The lenders may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

Our existing secured debt arrangements impose restrictive covenants.

Our secured debt arrangements contain restrictive covenants which impose limitations on the manner in which we conduct our business. For example, we are subject to customary restrictive covenants with respect to continuing to operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes, and financial covenants with respect to minimum consolidated tangible net worth, maximum total indebtedness to consolidated tangible net worth, and minimum liquidity. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders.

Should we choose to employ non-recourse long-term securitizations in the future, such structures may expose us to risks which could result in losses to us.

We may seek to enhance the returns of all or a senior portion of our commercial mortgage loans through securitizations. To securitize our portfolio investments, we may create a wholly-owned subsidiary and contribute a pool of assets to the subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of portfolio investments. The successful securitization of our portfolio investments might expose us to losses as the commercial real estate investments in which we do not sell interests will tend to be those that are riskier and more likely to generate losses. Securitization financings could also restrict our ability to sell assets when it would otherwise be advantageous to do so.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

As our secured debt arrangements and other short-term borrowings mature, we will be required either to enter into new borrowings or to sell certain of our assets. As borrowing rates have increased from the historically low levels that have been seen recently, at the time we enter into new borrowings, the spread between the returns on our assets and the cost of our borrowings may be reduced. In addition, there is no assurance that short-term interest rates may not increase further. This could adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders. In addition, because our secured debt arrangements are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to secure continued financing. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we may have to curtail our asset acquisition activities, rely more heavily on additional equity issuances, which may be dilutive to our stockholders, and/or dispose of assets.

Interest rate fluctuations could reduce the income on our assets and could increase our financing costs, which may adversely affect our earnings and our cash available for distribution to our stockholders.

Changes in interest rates will affect our operating results as such changes will affect the interest we receive on any floating rate interest (such as SOFR or SONIA) bearing assets and the financing cost of our floating rate debt, as well as our interest rate swap that we may utilize for hedging purposes. For example, in response to inflationary pressure, the U.S. Federal Reserve and other global central banks raised interest rates in 2022 and 2023. These increases have increased our borrowers' interest payments and for certain borrowers may lead to defaults and losses to us. Such increases could also adversely affect commercial real estate property values. If a counterparty to our secured debt arrangements defaults on its obligation to resell the underlying security back to us at the end of the transaction term or if the value of the underlying security has declined as of the end of that term or if we default on our obligations under the secured debt arrangement, we will lose money on our secured debt arrangement.

When we engage in secured debt arrangements, we sell securities to lenders (i.e., secured debt arrangement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same securities back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this difference is referred to as the haircut), if the lender defaults on its obligation to resell the same securities back to us, we could incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We could also lose money on a secured debt arrangement if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if we default on one of our obligations under a secured debt arrangement, the lender will be able to accelerate the timing of payments, terminate the transaction and cease entering into any other secured debt arrangements with us. Any losses we incur on our secured debt arrangements could adversely affect our earnings and thus our cash available for distribution to stockholders.

Our rights under our secured debt arrangements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the secured debt arrangements, which may allow our lenders to repudiate our secured debt arrangements.

In the event of our insolvency or bankruptcy, certain secured debt arrangements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable secured debt arrangements to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a secured debt arrangement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a secured debt arrangement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, we may enter into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

In addition, certain of the hedging instruments that we may enter into could involve risks since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. We cannot assure that a liquid secondary market will exist for hedging instruments that it may purchase or sell in the future, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

In addition, subject to maintaining our qualification as a REIT, we pursue various hedging strategies to seek to reduce our exposure to adverse changes in currencies and interest rates. We may fail to recalculate, readjust and execute hedges in an efficient manner.

While we may enter into such transactions seeking to reduce currency or interest rate risks, unanticipated changes in currency or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Furthermore, we intend to record any derivative and hedging transactions we enter into in accordance with accounting principles generally accepted in the United States ("GAAP"). However, we may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to such derivative instruments. As a result, our operating results may suffer because losses, if any, on these derivative instruments may not be offset by a change in the fair value of the related hedged transaction or item.

RISKS RELATED TO OUR ASSETS

We cannot assure stockholders that we will be successful in consummating additional opportunities we identify which would likely materially affect our business, financial condition, liquidity and results of operations.

We cannot assure stockholders that we will be able to continue to identify additional assets that meet our investment objectives, that the Manager's due diligence processes will uncover all relevant facts regarding such assets, that we will be successful in consummating any additional opportunities we identify or that the assets we acquire in the future will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect our business, financial condition, liquidity and results of operations.

We may not achieve our weighted-average all-in yield on our assets, which may lead to future returns that may be significantly lower than anticipated.

The calculations of our weighted-average all-in yield, included in this annual report on Form 10-K or in our future periodic reports or press releases or other communications, with respect to our investments are based on, among other considerations, assumptions regarding the performance of our assets, expected future fundings, the exercise of extension options and the absence of dispositions, early prepayments or defaults, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on our target assets. If these assumptions fail to materialize, future returns on our investments may be significantly lower than underwritten returns. For additional discussion of factors that may affect actual returns on our investments, see Item 7A. "Quantitative and Qualitative Disclosures about Market Risk" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

We may be subject to lender liability claims.

A number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Any credit ratings assigned to our assets will be subject to ongoing evaluations and revisions and we cannot assure stockholders that those ratings will not be downgraded.

Some of our assets may be rated by nationally recognized statistical rating organizations. Any credit ratings on our assets are subject to ongoing evaluation by credit rating agencies, and these ratings could be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition. An investment grade credit rating does not provide assurance that the subject investment will not become impaired.

Acquisitions of preferred equity involve a greater risk of loss than traditional debt transactions.

We may acquire real estate preferred equity as an alternative to mezzanine loans, which involves a higher degree of risk than first mortgage loans due to a variety of factors, including the risk that, similar to mezzanine loans, such assets are subordinate to first mortgage loans and are not collateralized by property underlying the asset and, in certain instances, may not have financial performance covenants. Although as a holder of preferred equity we may enhance our position with covenants that limit the activities of the entity in which we have an interest and protect our equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on our asset, we would only be able to proceed against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. Further, similar to mezzanine loans, preferred equity does not ordinarily afford the holder with the full range of protections of a creditor. As a result, we may not recover some or all of our investment.

The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

The illiquidity of commercial mortgage loans, commercial real estate corporate debt and loans and other real estate-related debt investments may make it difficult for us to sell such assets if the need or desire arises. Many of the securities we purchase are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or their disposition except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. In addition, certain assets such as B Notes, mezzanine loans and other loans are also particularly illiquid due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default. As a result, many of our assets are illiquid and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. Further, we may face other restrictions on our ability to liquidate an interest in a business entity to the extent that we or the Manager have or could be attributed with material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Allowances for loan losses are difficult to estimate.

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13 "Financial Instruments - Credit Losses - Measurement of Credit Losses on Financial Instruments (Topic 326)" ("ASU 2016-13") and in April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" ("ASU 2019-04") (collectively, the "CECL Standard"). The CECL Standard requires entities to record allowances for held-to-maturity and available-for-sale debt securities that is deducted from the carrying amount of the assets to present the net carrying value at the amounts expected to be collected on the assets. Because our methodology for determining CECL allowances may differ from the methodologies employed by other companies, our CECL allowances may not be comparable with the CECL allowances reported by other companies.

We will continue to record loan specific reserves ("Specific CECL Allowance") in accordance with a practical expedient prescribed by the CECL Standard. The Specific CECL Allowance is evaluated on a quarterly basis. The determination of the Specific CECL Allowance requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (1) micro- and macro-economic conditions, (2) market volatility, (3) cash flows from operations or sales velocity projections of the underlying property, (4) sponsors' continued progress towards executing on their business plans, (5) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (6) the ability of the borrower to refinance the loan and (7) the underlying property's liquidation value, all of which remain uncertain and are subjective. For additional information regarding our Specific CECL Allowance, refer to "*Specific CECL Allowance*" under "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" in our consolidated financial statements.

In addition, we record a general reserve in accordance with the CECL Standard on the remainder of the loan portfolio ("General CECL Allowance"). The CECL Standard may create more volatility in the level of our allowance for loan losses. We may be required to make further increases to our CECL allowance in the future, depending on the performance of our portfolio, any specific assets within the portfolio and broader market conditions. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Our assets may be concentrated and are subject to risk of default.

We are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Guidelines." Therefore, our assets may at times be concentrated in certain property types that are subject to higher risk of foreclosure or secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders. Difficult conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets may result in contraction in liquidity for mortgages and mortgage-related assets, which may adversely affect the value of the assets.

The commercial mortgage loans and other commercial real estate-related loans we acquire are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

Commercial mortgage loans are secured by residential-for-rent or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss are greater than similar risks associated with mortgage loans made on the security of one to four family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. The Manager makes certain estimates of losses during its underwriting of commercial mortgage loans. However, estimates may not prove accurate, as actual results may vary from estimates. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties (including properties located in opportunity zones), changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, environmental, climate and other ESG-related legislation and tax legislation, acts of God, regional, national or global outbreaks, epidemics and pandemics, geopolitical events, terrorism, social unrest, civil disturbances or other calamities.

In the event of any default under a mortgage or other real estate-related loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial mortgage loan or other real estate-related loan, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a borrower of a loan, or a tenant or an operator of a property, the loan to such borrower or the loan secured by such property will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure of a commercial mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

We may need to foreclose on certain of the loans we originate or acquire and may take title to the properties securing such loans. Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning an asset secured by that property, which could result in losses that harm our results of operations and financial condition.

We may find it necessary or desirable to foreclose on certain of the loans we originate or acquire, and the foreclosure process may be lengthy and expensive. If we foreclose on an asset, we may take title to the property securing that asset, and if we do not or cannot sell the property, we would then come to own and operate it as "real estate owned." Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning an asset secured by that property. The costs associated with operating and redeveloping a property, including any operating shortfalls and significant capital expenditures, could materially and adversely affect our results of operations, financial conditions and liquidity. In addition, we may end up owning a property that we would not otherwise have decided to acquire directly at the price of our original investment or at all, and the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us.

Whether or not we have participated in the negotiation of the terms of any such loans, we cannot assure you as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower's position in the loan. Foreclosure actions in some U.S. states can take several years or more to litigate and may also be time consuming and expensive to complete in other U.S. states and foreign jurisdictions in which we do business. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process, and could potentially result in a reduction or discharge of a borrower's debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net sale proceeds and, therefore, increase any such losses to us.

B Notes and mezzanine loans we acquire may be subject to losses. The B Notes we acquire may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

As part of our whole loan origination platform, we may retain from whole loans we acquire or originate, subordinate interests referred to as B Notes. B Notes are commercial real estate loans secured by a first mortgage on a single large commercial property or group of related properties and subordinated to a senior interest, referred to as an A Note. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note owners after payment to the A Note owners. B Notes reflect similar credit risks to comparably rated commercial mortgage-backed securities ("CMBS"). However, since each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, the rights of holders of B Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B Note investment. Similar to our B Note strategy, we may originate or acquire mezzanine loans, which are loans made to property owners that are secured by pledges of the borrower's ownership interests, in whole or in part, in entities that directly or indirectly own the real property. The loan to value and last dollar of exposure of the mezzanine loans generally do not differ greatly from the whole loans we originate or acquire, with the key distinction being that the most senior portion of the loan with the least credit risk is owned by a third-party lender. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. In addition, mezzanine loans are by their nature structurally subordinated to more senior property level financings. If a borrower defaults on our mezzanine loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the property level debt and other senior debt is paid in full. Significant losses related to our B Notes or mezzanine loans would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Our commercial real estate corporate debt assets and loans and debt securities of commercial real estate operating or finance companies will be subject to the specific risks relating to the particular company and to the general risks of investing in real estate-related loans and securities, which may result in significant losses.

We may acquire commercial real estate corporate debt and loans and debt securities of commercial real estate operating or finance companies, including REITs. These assets have special risks relating to the particular company, including its financial condition, liquidity, results of operations, business and prospects. In particular, the debt securities are often non-collateralized and may also be subordinated to its other obligations. We acquire debt securities of companies that are not rated or are rated non-investment grade by one or more rating agencies. Assets that are not rated or are rated non-investment grade have a higher risk of default than investment grade rated assets and therefore may result in losses to us. We have not adopted any limit on such investments.

These investments will also subject us to the risks inherent with real estate-related investments, including the risks described with respect to commercial properties and similar risks, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;

- the dependence upon the successful operation of, and net income from, real property;

- risks generally incident to interests in real property; and

- risks specific to the type and use of a particular property.

These risks may adversely affect the value of our commercial real estate operating and finance our assets and the ability of the issuers thereof to make principal and interest payments in a timely manner, or at all, and could result in significant losses.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our assets and harm our operations.

We believe the risks associated with our business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. In addition, our investment model may be adversely affected if there is an economic recession or if it continues longer or is deeper than we may anticipate. Declining real estate values will likely reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect the Manager's ability to invest in, sell and securitize loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business and our ability to pay dividends to stockholders.

Recent macroeconomic trends, including inflation and higher interest rates, may adversely affect our business, financial condition and results of operations.

Inflation in the United States may continue at an elevated level in the near-term, which could have an adverse impact on any floating rate debt we have incurred and may incur in the future, and our general and administrative expenses, as these costs could increase at a rate higher than our interest income and other revenue. In response to inflationary pressure, the U.S. Federal Reserve and other global central banks raised interest rates in 2022 and 2023. Although interest rates have begun to subside, we cannot predict with certainty any future action that the U.S. Federal Reserve and/or any other global central bank may take with respect to interest rates. To the extent our borrowing costs increase faster than the interest income earned from our floating-rate loans, such increases may adversely affect our cash flows.

Our real estate assets are subject to risks particular to real property. These risks may have resulted and may continue to result in a reduction or elimination of return from a loan secured by a particular property.

To the extent we foreclose on properties and own real estate directly upon a default of mortgage or other real estate-related loans, as we have done and may continue to do, we are subject to risks particular to owning real property. Real estate is subject to various risks, including:

- acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;

- acts of war or terrorism, including the consequences of terrorist attacks;

- pandemics or other calamities that may affect tenants' ability to pay their rent;

- adverse changes in national and local economic and market conditions;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- costs of remediation and removal of hazardous substances and liabilities associated with environmental conditions, which liabilities may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substance, and which may also adversely affect our ability to sell the property; and

- the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to stockholders.

Certain of our loans are denominated in currencies other than USD or are secured by assets located outside of the United States which subject us to the uncertainty of foreign laws and markets, geopolitical issues, and foreign currency risks.

Our assets include loans that are denominated in currencies other than USD or are secured by assets located outside the United States. As of December 31, 2025, $3.8 billion, or 43.3%, of our assets (by carrying value) were comprised of such loans.

Investments in countries outside the United States may subject us to risks of multiple and conflicting tax laws and regulations, and other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets as well as political and economic instability abroad, and concerns regarding the stability of the sovereign debt of certain European countries, and other geopolitical issues, any of which factors could adversely affect our receipt of returns on and distributions from these assets. In addition, fluctuations in exchange rates between foreign currencies and USD could expose us to foreign currency risk. All of the foregoing could adversely affect the book value of our assets and the income from those assets.

We maintain cash balances in our bank accounts that exceed the Federal Deposit Insurance Corporation insurance limitation.

We regularly maintain cash balances at banks domiciled in the United States in excess of the Federal Deposit Insurance Corporation insurance limit. The failure of such bank could result in the loss of a portion of such cash balances in excess of the federally insured limit, which could materially and adversely affect our financial position.

Assets that we acquire with co-investors could be materially and adversely affected by our lack of sole decision-making authority, our reliance on our co-investors' financial condition and disputes between us and our co-investors.

We may co-invest with third parties through partnerships, joint ventures or other entities, in which we would not be in a position to exercise sole decision-making authority regarding the investment, partnership, joint venture or other entity. Investments through partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that co-investors might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Co-investors may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our co-investors would have full control over the partnership or joint venture. Disputes between us and our co-investors may result in litigation or arbitration that would increase our expenses and prevent us from focusing our time and effort on our business. Consequently, actions by, or disputes with, our co-investors might result in subjecting the facilities owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-investors.

RISKS RELATED TO OUR RELATIONSHIP WITH THE MANAGER

There are various conflicts of interest in our relationship with Apollo which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Apollo, including the Manager. We have and may enter into transactions with Apollo and other Apollo vehicles. In particular, we have invested in and may in the future invest in, or acquire, certain of our investments through joint ventures with Apollo or its affiliates or purchase assets from, sell assets to or arrange financing from or provide financing to other Apollo vehicles. Any such transactions require approval by a majority of our independent directors. In certain instances we may invest alongside other Apollo vehicles in different parts of the capital structure of the same issuer. Depending on the size and nature of such investment, such transactions may require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's length transaction.

In addition to us, affiliates of the Manager manage other investment vehicles whose core investment strategies focus on one or more of our target asset classes. To the extent such other Apollo vehicles or other vehicles that may be organized in the future seek to acquire or divest of the same target assets as us, the scope of opportunities otherwise available to us may be adversely affected and/or reduced.

The Manager and Apollo have an investment allocation policy in place that is intended to ensure that every Apollo vehicle, including us, is treated in a manner that, over time, is fair and equitable. According to this policy, investments may be allocated by taking into account factors, including but not limited to, available capital and net asset value of the investment vehicles, suitability of the investment, order size, investment objectives, permitted leverage and available financing, current income expectations, the size, liquidity and duration of the available investment, seniority and other capital structure considerations and the tax implications of an investment. The investment allocation policy may be amended by the Manager and Apollo at any time without our consent.

In addition to the fees payable to the Manager under the Management Agreement, the Manager and its affiliates may benefit from other fees paid to it in respect of our investments and financing transactions. For example, if we seek to securitize our commercial mortgage loans, Apollo and/or the Manager may act as collateral manager. In any of these or other capacities, Apollo and/or the Manager may receive market-based fees for their roles, but only if approved by a majority of our independent directors.

The Management Agreement was negotiated between related parties and its terms, including fees payable to the Manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement because of our desire to maintain an ongoing relationship with the Manager.

The Manager's and Apollo's liability is limited under the Management Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Pursuant to the Management Agreement, the Manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, the Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by the Manager and any person providing services to the Manager (including Apollo) are not liable to us, any of our subsidiaries, our stockholders or partners or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement. The Manager maintains a contractual as opposed to a fiduciary relationship with us that limits its obligations to us to those specifically set forth in the Management Agreement. In addition, we have agreed to indemnify the Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by the Manager and any person providing services to the Manager (including Apollo) with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement. As a result, we could experience poor performance or losses for which the Manager would not be liable.

The termination of the Management Agreement may be difficult and costly, which may adversely affect our inclination to end our relationship with the Manager.

Termination of the Management Agreement with the Manager without cause is difficult and costly. The Management Agreement provides that, in the absence of cause, it may only be terminated by us, upon the vote of at least two thirds of our independent directors based upon: (i) the Manager's unsatisfactory performance that is materially detrimental to us, or (ii) a determination that the management fees payable to the Manager are not fair, subject to the Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two thirds of our independent directors. The Manager will be provided 180 days prior notice of any such termination. Additionally, upon a termination by us without cause (or upon a termination by the Manager due to our material breach), the Management Agreement provides that we will pay the Manager a termination payment equal to three times the average annual base management fee earned by the Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. This provision increases the effective cost to us of electing not to renew, or defaulting in our obligations under, the Management Agreement, thereby adversely affecting our inclination to end our relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

The term of the Management Agreement was automatically renewed for a successive one-year term in September 2024 and will automatically renew on each anniversary thereafter; provided, however, that either we, under the certain limited circumstances described above that would require us to pay the fee described above, or the Manager may terminate the Management Agreement annually upon 180 days prior notice. If the Management Agreement is terminated and no suitable replacement is found to manage us, we may not be able to continue to execute our business plan.

We do not own the Apollo name but may use it pursuant to a license agreement with Apollo. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with Apollo pursuant to which it has granted us a non-exclusive, royalty-free license to use the name "Apollo." Under this agreement, we have a right to use this name for so long as the Manager serves as our manager pursuant to the Management Agreement. Apollo retains the right to continue using the "Apollo" name. We cannot preclude Apollo from licensing or transferring the ownership of the "Apollo" name to third parties, some of whom may compete with us. Consequently, we would be unable to prevent any damage to goodwill that may occur as a result of the activities of Apollo or others. Furthermore, in the event that the license agreement is terminated, we will be required to change our name and cease using the name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we have generated and otherwise harm our business. The license agreement will terminate concurrently with the termination of the Management Agreement.

The manner of determining the base management fee may not provide sufficient incentive to the Manager to maximize risk-adjusted returns on our investment portfolio since it is based on our stockholders' equity (as defined in the Management Agreement) and not on other measures of performance.

The Manager is entitled to receive a base management fee that is based on the amount of our stockholders' equity (as defined in the Management Agreement) at the end of each quarter, regardless of our performance. Our stockholders' equity for the purposes of calculating the base management fee is not the same as, and could be greater than, the amount of stockholders' equity shown on our consolidated financial statements. The possibility exists that significant base management fees could be payable to the Manager for a given quarter despite the fact that we experienced a net loss during that quarter. The Manager's entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to the Manager to devote its time and effort to source and maximize risk-adjusted returns on our investment portfolio, which could, in turn, adversely affect our ability to pay dividends to our stockholders and the market price of our common stock. Furthermore, the compensation payable to the Manager will increase as a result of future equity offerings, even if the offering is dilutive to existing stockholders.

The Manager manages our portfolio pursuant to very broad investment guidelines and our board of directors does not approve each decision made by the Manager, which may result in us undertaking riskier transactions.

The Manager is authorized to follow very broad investment guidelines and to execute most transactions without prior approval of our board of directors. Furthermore, the Manager may use complex strategies and transactions entered into by the Manager that may be difficult or impossible to unwind by the time they are reviewed by our directors. The Manager has great latitude within the broad investment guidelines in determining the types of assets that are proper for us, and how such loans and investments are financed or hedged, which could result in returns that are substantially below expectations or that result in losses. In addition, subject to compliance with our investment guidelines, the Manager may change its investment strategy at any time, depending on prevailing market conditions, or for other reasons, in response to opportunities available in different interest rate, economic and credit environments. We have in the past made, and may make in the future changes in the investment guidelines at any time with the approval of our independent directors but without the consent of our stockholders. Any future changes in our investment policies could adversely impact our profitability and risk profile.

Possession of material, non-public information could prevent us from undertaking advantageous transactions; Apollo could decide to establish information barriers.

Apollo has established certain one-way and/or two-way information barriers in respect of discrete investment strategies (based on established policies and procedures in respect of information barriers). However, Apollo generally operates without the permanent information barriers within its asset management business that some other investment management firms implement to separate business units and/or to separate persons who make investment decisions from others who might possess material non-public information that could influence such decisions. If the Manager were to receive material non-public information about a particular company, or have an interest in investing in a particular company, Apollo or certain of its affiliates may be prevented from investing in or disposing of investments in such company. Conversely, if Apollo or certain of our affiliates were to receive material non-public information about a particular company or have an interest in investing in a particular company we may be prevented from investing in or disposing of investments in such company. Apollo's approach to these barriers could prevent the Manager's investment professionals from undertaking advantageous investments or dispositions that would be permissible for them otherwise. In addition, Apollo could in the future decide to establish other information barriers within its asset management business, particularly as it expands and diversifies. In such event, Apollo's ability to operate as an integrated asset management platform will be restricted and the Manager's resources may be limited.

We are dependent on the Manager and its key personnel for our success and upon their access to Apollo's investment professionals and partners. We may not find a suitable replacement for the Manager if the Management Agreement is terminated, or if key personnel leave the employment of the Manager or Apollo or otherwise become unavailable to us.

We do not have any employees and we rely completely on the Manager to provide us with investment and advisory services. We have no separate facilities and are completely reliant on the Manager, which has significant discretion as to the implementation of our operating policies and strategies. We depend on the diligence, skill and network of business contacts of the Manager. We benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Apollo. The executive officers and key personnel of the Manager evaluate, negotiate, close and monitor our investments; therefore, our success will depend on their continued service. We also depend, to a significant extent, on the Manager's access to the investment professionals and partners of Apollo and the information and deal flow generated by the Apollo investment professionals in the course of their investment and portfolio management activities.

The departure of any senior personnel of the Manager, or of a significant number of the investment professionals or partners of Apollo, could have a material adverse effect on our ability to achieve our investment objectives. In addition, we offer no assurance that the Manager will remain our investment manager, that we will continue to have access to the Manager's or Apollo's executive officers and other investment professionals, or that we will be able to find a suitable replacement for the Manager if the Management Agreement is terminated.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. The ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing our business.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our Code of Business Conduct and Ethics contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of the Manager or Apollo who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. In addition, the Management Agreement does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us. Further, certain of our officers and directors, and the officers and other personnel of the Manager, also serve or may serve as officers, directors or partners of other Apollo vehicles. Accordingly, the ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing our business. These demands on their time may reduce the time our officers and officers of the Manager may have available to spend managing our business and distract them or slow the rate of investment.

Our business may be adversely affected if our reputation, the reputation of the Manager or Apollo, or the reputation of counterparties with whom we associate is harmed.

We may be harmed by reputational issues and adverse publicity relating to us, the Manager or Apollo. Issues could include real or perceived legal or regulatory violations or could be the result of a failure in performance, risk-management, governance, technology or operations, or claims related to employee misconduct, conflict of interests, ethical issues or failure to protect private information, among others. Similarly, market rumors and actual or perceived association with counterparties whose own reputation is under question could harm our business. Such reputational issues may depress the market price of our capital stock or have a negative effect on our ability to attract counterparties for our transactions, or otherwise adversely affect us.

RISKS RELATED TO OUR TAXATION AS A REIT

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code, and our failure to qualify as a REIT or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We believe that we have been organized and operated and intend to continue to be organized and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2009, but we have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS") that we so qualify. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited.

To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year.

We currently intend to continue to satisfy these tests and maintain our qualification as a REIT following the Asset Sale and after adopting any new asset strategy we decide to pursue. However, the composition of our assets and sources of income will change significantly following the Asset Sale and as a result of any such new asset strategy, and no assurance can be provided that we will satisfy the requirements for qualification as a REIT under all circumstances. Refer to "Note 20 - Subsequent Events" to the accompanying consolidated financial statements for further detail.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to stockholders, and we no longer would be required to distribute substantially all of our taxable income to stockholders. Unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT for the subsequent four taxable years following the year in which we failed to qualify.

Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, to incur debt, or could otherwise adversely affect our ability to execute our business plan.

To qualify as a REIT, we must ensure that we meet the REIT gross income test annually and that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, shares in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of our investments in securities (other than government securities and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer, not more than 25% of the value of our assets can consist of debt instruments issued by publicly offered REITs that are not secured by real property, and, for taxable years beginning on or after January 1, 2026, no more than 25% (20% for prior taxable years) of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries ("TRSs"). Following the Asset Sale, we will continue to hold certain of our assets through one or more TRSs. We believe that our interests in TRSs will satisfy the 25% TRS test, but no assurance can be provided that we will satisfy this test under all circumstances. In addition, the TRS test and other REIT requirements could impact our ability to pursue certain investments or asset strategies. For example, our ability to dispose of assets may be limited if the disposition of such assets would cause us to fail to satisfy the 25% TRS test, and our ability to invest in certain assets will be limited to the extent that such assets do not qualify for purposes of the REIT income and asset tests. Refer to "Note 20 - Subsequent Events" to the accompanying consolidated financial statements for further detail. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

In addition, in order to qualify as a REIT, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid the 4% nondeductible excise tax.

In order to meet these requirements, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Furthermore, in order to meet the distribution requirements, we may be required to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may hinder our ability to grow. All of these actions could adversely affect the value of our common stock or reduce our income and amounts available for distribution to our stockholders.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In addition, we have jointly elected with each of ACREFI I TRS, Inc. ("ACREFI TRS"), a Delaware corporation that is indirectly wholly owned by us, ARM TRS, LLC ("ARM TRS"), a Delaware limited liability company that is indirectly wholly owned by us, ACREFI II TRS, Ltd. ("ACREFI II TRS"), a Cayman company that is indirectly wholly owned by us, ACREFI III TRS, Inc. ("ACREFI III TRS"), a Delaware corporation that is indirectly wholly owned by us, and ACRE Debt 2 PLC ("ACRE Debt TRS"), a UK public limited company that we own an interest in, to treat each of ACREFI TRS, ARM TRS, ACREFI II TRS, ACREFI III TRS, and ACRE Debt TRS as a TRS of ours. ACREFI TRS, ARM TRS, and ACREFI III TRS and any other domestic TRSs we own will be subject to U.S. federal, state and local corporate taxes, and ACRE Debt TRS and any other non-U.S. TRS could be subject to U.S. or non-U.S. taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through taxable subsidiary corporations, including ACREFI TRS, ARM TRS, ACREFI II TRS, ACREFI III TRS, ACRE Debt TRS or any other TRSs we may form. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders.

The Internal Revenue Code and the Treasury Regulations promulgated thereunder provide a specific exemption from U.S. federal income tax that applies to a non-U.S. corporation that restricts its activities in the United States to trading in stock and securities (or any activity closely related thereto) for its own account whether such trading (or such other activity) is conducted by such a non-U.S. corporation or its employees through a resident broker, commission agent, custodian or other agent. Certain U.S. stockholders of such a non-U.S. corporation are required to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. Each of ACREFI II TRS and ACRE Debt TRS intend to operate in a manner so that it will not be subject to U.S. federal income tax on its net income. Therefore, despite the status of each of ACREFI II TRS and ACRE Debt TRS as a TRS, it should generally not be subject to U.S. federal corporate income tax on its earnings. However, there is no assurance that ACREFI II TRS and ACRE Debt TRS will successfully operate in this manner. If ACREFI II TRS and ACRE Debt TRS were subject to U.S. federal income tax on all or a portion of its income, this would reduce the amount of cash it had available for distributions to us, which could in turn reduce the amount of cash we are able to distribute to our stockholders.

The failure of mortgage loans subject to a secured debt arrangement to qualify as a real estate asset would adversely affect our ability to qualify as a REIT.

When we enter into certain secured debt arrangements, we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the secured debt arrangement, in which case we could fail to qualify as a REIT.

The failure of a loan, including a mezzanine loan or modified loan, to qualify as a real estate asset, or the failure of certain arrangements relating to our hotels to satisfy the REIT requirements, could adversely affect our ability to qualify as a REIT.

We have and may continue to acquire and originate mezzanine loans, which are loans secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Our mezzanine loans do not always meet all of the requirements of this safe harbor.

In addition, the terms of a loan that we own may be modified in a manner constituting a "significant modification," in which case the modified loan may be considered to have been reissued to us. If a loan is treated for U.S. federal income tax purposes as reissued as a result of a modification, we may recognize gain or loss on the deemed disposition of the original loan, which could impact our REIT distribution requirement. Further, the modified loan may be treated differently from the original loan, including for purposes of the REIT asset and income tests.

In the event we own a mezzanine loan that does not meet the safe harbor, or a loan that has undergone a "significant modification," the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, or if such loan otherwise adversely impacted our REIT asset and income tests, we could fail to qualify as a REIT, unless we are able to qualify for a statutory REIT "savings" provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

Furthermore, for a period immediately following the Asset Sale, a substantial portion of our gross income will be rent pursuant to leases of hotels between us and our TRS. For rent paid pursuant to such leases to qualify for purposes of the REIT gross income tests, the lease must be respected as a true lease for U.S. federal income tax purposes and must not be treated as a service contract, joint venture or some other type of arrangement. Similarly, the hotel must be operated by a third party manager meeting certain requirements. We believe each of our leases will be respected as a true lease for U.S. federal income tax purposes, and we believe our arrangements with our managers meet the applicable requirements for REIT qualification. There can be no assurances, however, that the IRS will agree with this characterization. If the leases were not respected as true leases for U.S. federal income tax purposes, or our hotels are otherwise not treated as satisfying the REIT requirements, our ability to satisfy the REIT gross income and other requirements could be adversely affected.

We may fail to qualify as a REIT or become subject to a penalty tax if the IRS successfully challenges our treatment of our mezzanine loans and certain preferred equity investments as debt for U.S. federal income tax purposes.

There is limited case law and administrative guidance addressing whether instruments similar to our mezzanine loans and preferred equity investments will be treated as equity or debt for U.S. federal income tax purposes. We treat our mezzanine loans and our preferred equity investments that have a debt-like fixed return and redemption date as debt for U.S. federal income tax purposes, but we do not obtain private letter rulings from the IRS or opinions of counsel on the characterization of such investments for U.S. federal income tax purposes. If such investments were treated as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the mezzanine loan or preferred equity, and we would be treated as receiving our proportionate share of the income of that entity. If that partnership or limited liability company owned non-qualifying assets, earned non-qualifying income, or earned prohibited transaction income, we may not be able to satisfy all of the REIT income or asset tests or could be subject to prohibited transaction tax. Accordingly, we could be required to pay prohibited transaction tax or fail to qualify as a REIT if the IRS does not respect our classification of our mezzanine loans and certain preferred equity investments as debt for U.S. federal income tax purposes unless we are able to qualify for a statutory REIT "savings" provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for U.S. federal income tax purposes. Market discount generally is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In addition, we may be required to accrue interest and discount income on mortgage loans, CMBS, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. We may also be required under the terms of the indebtedness that we incur, whether to private lenders or pursuant to government programs, to use cash received from interest payments to make principal payment on that indebtedness. Furthermore, we will generally be required to take certain amounts into income no later than the time such amounts are reflected on our financial statements. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year, which could impact our ability to satisfy the REIT distribution requirements.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have "excess inclusion income." Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Although our use of TRSs may be able to partially mitigate the impact of meeting the requirements necessary to maintain our qualification as a REIT, our ownership of and relationship with our TRSs is limited and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, for taxable years beginning on or after January 1, 2026, no more than 25% (20% for prior taxable years) of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

ACREFI TRS, ARM TRS, and ACREFI III TRS and any other domestic TRSs that we may form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us, unless necessary to maintain our REIT qualification. In addition, while not intended, it is possible that ACREFI II TRS and ACRE Debt TRS could be subject to U.S. federal, state, and local income tax on all or a portion of its income. While we will be monitoring the aggregate value of the securities of our TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

We are required to include in our income, on a current basis, certain earnings of ACREFI II TRS and ACRE Debt TRS, if any. Those income inclusions were not technically included in any of the enumerated categories of income that qualify for the REIT 95% gross income test. However, under IRS guidance, certain such income inclusions generally will constitute qualifying income for purposes of the REIT 95% gross income test.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate exposure or currency fluctuations will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges either (i) interest rate risk on liabilities used to carry or acquire real estate assets, (ii) currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income, or (iii) an instrument that hedges risks described in clause (i) or (ii) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the instrument, and, in each case, such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through ACREFI TRS, ARM TRS, ACREFI II TRS, ACREFI III TRS, and ACRE Debt TRS or another TRS. This could increase the cost of our hedging activities because our TRS could be subject to tax on gains or expose us to greater risks associated with changes in interest rates and currency fluctuations than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit to us, although, subject to limitation, such losses may be carried forward to offset future taxable income of the TRS.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, other than through a TRS, and we may be required to limit the structures we use for our securitization transactions, even though such sales or structures might otherwise be beneficial for us.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of shares of our common stock.

The U.S. federal income tax laws and regulations governing REITs and their stockholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

RISKS RELATED TO THE ASSET SALE

While the Asset Sale is pending, we are subject to uncertainty and contractual restrictions that could disrupt our business.

On January 27, 2026, we entered into the Purchase Agreement. Refer to "Note 20 - Subsequent Events" to the accompanying consolidated financial statements for further detail. Whether or not the Asset Sale is consummated, the Asset Sale may disrupt our current plans and operations, which could have an adverse effect on our business, financial condition and results of operations. We may incur unexpected costs, charges, or expenses resulting from the Asset Sale. Furthermore, we cannot predict how our existing or future relationships will view or react to the Asset Sale during the pendency or upon consummation of the Asset Sale. If we are unable to continue our relationships or affiliations, our revenues, financial condition, and results of operations may be adversely affected.

Our management could experience uncertainty or face significant burdens from their commitment of substantial amounts of time and attention toward the completion of the Asset Sale. In addition, whether or not the Asset Sale is consummated, while it is pending, we will continue to incur costs, fees, expenses, and charges related to the Asset Sale, including legal, accounting, financial advisor, filing, printing, and mailing fees, which may materially and adversely affect our financial condition and results of operations. In addition, the Purchase Agreement generally requires the Company to conduct its business in the ordinary course of business and in a manner consistent with past practice and also restricts us from taking certain actions with respect to our business and financial affairs without the consent of Athene. Such restrictions will be in place until the Asset Sale is either consummated or terminated. Such restrictions could adversely affect our business and results of operations prior to completion of the Asset Sale.

The Purchase Agreement contains a termination fee and may discourage competing offers.

The Purchase Agreement contains termination rights for both us and Athene under certain circumstances, including the right of the Company to terminate the Purchase Agreement to accept a Superior Proposal (as defined in the Purchase Agreement), subject to and in accordance with the terms and conditions of the Purchase Agreement, and provides that, in connection with the termination of the Purchase Agreement by us to enter into an alternative acquisition agreement providing for a Superior Proposal, we will pay Athene a Termination Fee (as defined in the Purchase Agreement). These provisions could discourage a third party that may have an interest in acquiring all or a significant part of our business from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the consideration that will be paid by Athene pursuant to the Purchase Agreement.

The Purchase Agreement contains provisions that, after expiration of the go-shop period, could discourage a potential competing acquiror or could result in any competing proposal being at a lower price than it might otherwise be.

The Purchase Agreement contains "no shop" provisions that, subject to limited exceptions and the expiration of the 25-day "go-shop" period (which "go-shop" period will expire at 11:59 p.m. (Eastern time) on February 21, 2026), will restrict our ability to solicit, encourage, facilitate or discuss competing third-party acquisition proposals. In addition, before our board of directors may withdraw or qualify its recommendation, Athene generally has an opportunity to offer to modify the terms of the Purchase Agreement in response to any competing proposals.

Our management agreement with our Manager is difficult to terminate, which may discourage competing proposals from other bidders.

Our management agreement with our Manager can only be terminated in certain limited situations where two-thirds of the independent directors of our board of directors agree that (i) there has been unsatisfactory performance by our Manager that is materially detrimental to the Company and its subsidiaries or (ii) the compensation payable to our Manager thereunder is unfair, subject, in the case of clause (ii), to the right of the Manager to propose to reduce its fee to a level that two-thirds of such independent directors deem fair.

This could discourage a Superior Proposal from a potential competing acquiror, even if such third party were prepared to pay consideration with a higher value than the value of the consideration that will be paid by Athene pursuant to the Purchase Agreement.

The conditions under the Purchase Agreement to our consummation of the Asset Sale may not be satisfied in the anticipated timeframe or at all.

Under the terms of the Purchase Agreement, the consummation of the Asset Sale is subject to a number of closing conditions. There is no guarantee that all closing conditions will be satisfied (or waived, if permitted by the Purchase Agreement and applicable law). Many of the conditions to consummation of the Purchase Agreement are not within our control, and we cannot predict when or if these conditions will be satisfied (or waived, if permitted by the Purchase Agreement and applicable law). Difficulties in otherwise satisfying the conditions may prevent, delay, or otherwise materially adversely affect the consummation of the Asset Sale.

If an event occurs delaying or preventing the Asset Sale, such delay or failure to complete the Asset Sale may create uncertainty or otherwise have negative consequences, which may materially and adversely affect our revenue, financial condition and results of operations, as well as the price per share for our common stock, and could cause us not to realize some or all of the benefits that we expect to achieve if the Asset Sale is successfully completed within its expected timeframe.

In the event that the Asset Sale is not consummated, the trading price of our common stock and our future business and results of operations may be negatively affected.

The conditions to the consummation of the Asset Sale may not be satisfied as noted above. If the Asset Sale is not consummated, we would remain liable for significant transaction costs and fees, and the focus of our management would have been diverted from seeking other potential strategic opportunities, in each case without realizing any benefits of the Asset Sale.

For these and other reasons, not consummating the Asset Sale could adversely affect our results of operations. Furthermore, if we do not consummate the Asset Sale, the price of our common stock may decline significantly from the current market price, and you may not recover your investment. Certain costs associated with the Asset Sale have already been incurred or may be payable even if the Asset Sale is not consummated.

We may face litigation filed against us over the Purchase Agreement.

Currently, we are not aware of any complaints filed or litigation pending related to the Purchase Agreement. However, litigation is a common occurrence in connection with transactions similar to the proposed transaction, so we face potential for litigation or other disputes that relate to the Purchase Agreement, including claims related to our process or disclosures and investigatory demands under Maryland law. We can provide no assurance that such litigation, disputes, or demands will not arise in the future. Any such litigation, disputes, or demands, whether successful or not, could delay the closing of the Asset Sale or could have a material adverse effect on our results of operations and financial condition.

Our ability to adjourn the Special Meeting is limited, which could prevent us from obtaining the required stockholder approval of the Asset Sale.

Under the terms of the Purchase Agreement, our ability to postpone or adjourn the special meeting of our stockholders (the "Special Meeting") without consent of Athene is limited. As a result, if the requisite vote of our stockholders is not obtained at the Special Meeting or any permitted adjournment, we may be unable to secure approval of the Asset Sale, notwithstanding the time, effort, and expense incurred in connection with preparing for and holding the Special Meeting.

RISKS RELATED TO OUR FUTURE OPERATIONS

The uncertainty regarding the use of proceeds from the Asset Sale and our future operations may negatively impact the value and liquidity of our common stock.

Assuming the Asset Sale is consummated, we will have broad discretion regarding the use of proceeds from the Asset Sale. Although our board of directors will evaluate various alternatives regarding the use of the proceeds from the Asset Sale with a goal to maximize the value of our common stock, we cannot guarantee that the strategy determined by our board of directors will ultimately result in the maximization of the value of our common stock. This uncertainty may negatively impact the value and liquidity of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

As an externally managed REIT, our risk management function, including cybersecurity, is governed by the cybersecurity policies and procedures of the Manager, an indirect subsidiary of Apollo. Apollo determines and implements appropriate risk management processes and strategies as it relates to cybersecurity for us and other entities managed by Apollo, and we rely on Apollo for assessing, identifying and managing material risks to our business from cybersecurity threats.

The Apollo Global Management, Inc. ("AGM") board of directors is involved in overseeing Apollo's risk management program, including with respect to cybersecurity, which is a critical component of Apollo's overall approach to enterprise risk management ("ERM"). Apollo's cybersecurity policies and practices are fully integrated into its ERM framework through its reporting, risk management and oversight channels and are based, in part, on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards.

As one of the critical elements of Apollo's overall ERM approach, Apollo's cybersecurity program is focused on the following key areas:

- **Governance.** As discussed further under the heading "Cybersecurity Governance," the AGM board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of Apollo's risks, including its cybersecurity risks. Apollo's Chief Information Security Officer ("CISO") and the CISO of Athene Holding Ltd. ("AHL"), a subsidiary of AGM, with support from the broader Apollo Technology team, are responsible for information security strategy, policies and practices, as well as, as appropriate, with our executive officers and other representatives of the Manager and its affiliates.

- **Collaborative Approach.** Apollo utilizes a cross-functional approach involving stakeholders across multiple departments, including Apollo Compliance, Legal, Technology, Operations, Risk and others, aimed at identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of potentially material cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management, in consultation with our management and our board of directors, as applicable, in a timely manner.

- **Technical Safeguards.** Apollo deploys technical safeguards that are designed to protect its information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved on an ongoing basis using vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning.** Apollo has established and maintains incident response and recovery plans that address its response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- **Third-Party Risk Management.** Apollo maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of its systems, as well as the systems of third parties that could adversely impact its business and the business of its externally managed entities such as our company, in the event of a cybersecurity incident affecting those third-party systems.

- **Education and Awareness.** Apollo provides regular, mandatory training for personnel regarding cybersecurity threats to equip its personnel with effective tools to help mitigate cybersecurity threats, and to communicate its evolving information security policies, standards, processes and practices.

Apollo engages in the periodic assessment and testing of its policies and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of its cybersecurity measures. Apollo regularly engages third parties, including auditors and consultants, to perform assessments on its cybersecurity measures, including information security maturity assessments, audits and independent reviews of its information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to Apollo's risk management function, and Apollo adjusts its cybersecurity policies and practices as necessary based on the information provided by these assessments, audits and reviews.

Cybersecurity threat risks have not materially affected our company, including our business strategy, results of operations or financial condition. For further discussion of the risks we face from cybersecurity threats, including those that could materially affect us, see "Item 1A. Risk Factors—Risks Related to Our Business and Structure—*Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.*"

Cybersecurity Governance

The AGM board of directors' oversight of cybersecurity risk management is supported by the audit committee of the AGM board of directors (the "AGM audit committee"), the AAM Global Risk Committee ("AGRC"), the Operational Risk Forum (the "ORF"), the Cybersecurity Working Group and management. The AGM board of directors, the AGM audit committee, the AGRC, the ORF and the Cyber Security Working Group receive regular updates on Apollo's information technology, cybersecurity risk profile and strategy, and risk mitigation plans from Apollo's risk management professionals, AGM's CISO, other members of management and relevant management committees and working groups. The Cyber Security Working Group is chaired by AGM's CISO and has representation from Apollo's Technology, Legal, Compliance, and ERM teams. The group generally meets at least once a quarter to discuss cybersecurity and risk mitigation activities, among other topics. AGM's CISO regularly reports to the ORF regarding cyber risk, and the ORF in turn generally reports to the AGRC on a quarterly basis, noting any cyber updates when necessary or appropriate. In turn, AGM's board of directors and/or the AGM audit committee receive quarterly risk updates from risk management professionals, as well as at least annual updates on cyber risk specifically. The full AGM board of directors or the AGM audit committee receives presentations and reports on cybersecurity risks from AGM's CISO, as well as from AHL's CISO, at least annually.

AGM's CISO, in coordination with the Apollo Technology and ERM teams, works collaboratively across Apollo to implement a program designed to protect its information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with its incident response and recovery plans. To facilitate the success of Apollo's cybersecurity risk management program, multidisciplinary teams throughout Apollo are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, AGM's CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to the AGM audit committee or AGM board of directors, as appropriate.

As part of the risk management oversight (including oversight of cyber risks) of the audit committee of our board of directors, our audit committee regularly interacts with, and receives reports from, our management, the Manager, Apollo, and other service providers. The audit committee of our board of directors receives presentations and reports on cybersecurity risks from AGM's CSO or CISO, at least annually, and they address a wide range of topics including recent developments, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to Apollo's peers and third parties. Additionally, Apollo and other service providers periodically report to management as it relates to our cybersecurity practices.

Apollo's cybersecurity incident response plan provides for proper escalation of identified cybersecurity threats and incidents, including, as appropriate, to our management. These discussions provide a mechanism for the identification of cybersecurity threats and incidents, assessment of cybersecurity risk profile or certain newly identified risks relevant to our company, the Manager, and evaluation of the adequacy of our cybersecurity program (as coordinated through the Manager and Apollo), including risk mitigation, compliance and controls.

Item 2. Properties

Our principal executive office is located at 9 West 57th Street, 42nd Floor, New York, New York 10019,

telephone 212-515-3200.

Item 3. Legal Proceedings

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. Refer to "Note 18 - Commitments and Contingencies" for further detail regarding legal proceedings.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange, under the symbol "ARI."

Holders

As of February 9, 2026, we had 395 registered holders of our common stock. The 395 holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search.

Dividends

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2009 and, as such, anticipate distributing annually at least 90% of our REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction. Although we may borrow funds to make distributions, once our available capital is fully deployed, cash for such distributions is expected to be largely generated from our results of operations. Dividends are declared and paid at the discretion of our board of directors and depend on cash available for distribution, financial condition, our ability to maintain our qualification as a REIT, and such other factors that the board of directors may deem relevant. See Item 1A. "Risk Factors," and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this annual report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends.

Stockholder Return Performance

The following graph is a comparison of the cumulative total stockholder return on shares of our common stock, the Standard & Poor's 500 (the "S&P 500"), and the FTSE Nareit All Mortgage Capped Index (the "FNMRC Index"), a published industry index, from December 31, 2020 to December 31, 2025. The graph assumes that $100 was invested on December 31, 2020 in our common stock, the S&P 500 and the FNMRC Index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our shares will continue in line with the same or similar trends depicted in the graph below.



	Period Ending					
	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Apollo Commercial Real Estate Finance, Inc.	100.00	133.97	123.40	151.73	127.52	155.20
S&P 500	100.00	128.68	105.35	133.02	166.27	195.96
FTSE Nareit AMC Index	100.00	116.81	85.38	98.27	97.96	111.60

Recent Sales of Unregistered Securities

None.

Recent Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months or year ended December 31, 2025.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

Overview

We are a Maryland corporation and have elected to be taxed as a REIT for U.S. federal income tax purposes. We primarily originate, acquire, invest in and manage performing commercial first mortgage loans, subordinate financings, and other commercial real estate-related debt investments. These asset classes are referred to as our target assets.

We are externally managed and advised by the Manager, an indirect subsidiary of Apollo, a global, high-growth alternative asset manager with assets under management of approximately $938.4 billion as of December 31, 2025.

The Manager is led by an experienced team of senior real estate professionals who have significant expertise in underwriting and structuring commercial real estate financing transactions. We benefit from Apollo's global infrastructure and operating platform, through which we are able to source, evaluate and manage potential investments in our target assets.

Proposed Transactions with Athene

On January 27, 2026, we entered into the Purchase Agreement with Athene. In connection with the Asset Sale, we also entered into the Management Agreement Side Letter with Operating LLC and the Manager, and the Expense Reimbursement Letter Agreement with Apollo Management Holdings. The Company is externally managed and advised by the Manager, which is a subsidiary of Apollo, and each of Athene and Apollo Management Holdings is a subsidiary of Apollo. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, Athene will purchase from the Company, and the Company will sell to Athene, the Loans as of the Closing, other than two loans with a combined total principal balance of $146 million, as of December 31, 2025, currently held by the Company which are expected to be repaid prior to the Closing. Refer to "Note 20 - Subsequent Events" to the accompanying consolidated financial statements for further detail.

Current Market Conditions

Certain external events such as public health issues, natural disasters, political and economic instability abroad, concerns regarding the stability of the sovereign debt of certain European countries, and other geopolitical issues, have adversely impacted the global economy and have contributed to significant volatility in financial markets. Due to various uncertainties caused by such external events and recent macroeconomic trends, including inflation and higher interest rates, further business risks could arise. Some of the factors that impacted us to date and may continue to affect us are outlined in Item 1A. "Risk Factors".

Results of Operations

Our results of operations discuss fiscal years ended December 31, 2025 and 2024 items and year-to-year comparisons between fiscal years ended December 31, 2025 and 2024. Discussions of prior period items and year-to-year comparisons between fiscal years ended December 31, 2024 and 2023 can be found in our "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2024.

Net Income (Loss) Available to Common Stockholders

For the years ended December 31, 2025 and 2024, our net income (loss) available to common stockholders was $114.4 million, or $0.81 per diluted share of common stock, and ($131.9) million, or ($0.97) per diluted share of common stock, respectively.

Operating Results

The following table sets forth information regarding our consolidated results of operations and certain key operating metrics for the years ended December 31, 2025 and 2024 ($ in thousands):

| | Year ended | | |
	December 31, 2025	December 31, 2024	Change
Net interest income:			
Interest income from commercial mortgage loans	$ 625,493	$ 699,389	$ (73,896)
Interest income from subordinate loans and other lending assets	1,288	3,542	(2,254)
Interest expense	(460,089)	(503,949)	43,860
Net interest income	166,692	198,982	(32,290)
Operations related to real estate owned:			
Revenue from real estate owned operations	104,897	104,689	208
Operating expenses related to real estate owned	(85,213)	(81,683)	(3,530)
Depreciation and amortization on real estate owned	(11,173)	(11,668)	495
Net income related to real estate owned	8,511	11,338	(2,827)
Operating expenses:			
General and administrative expenses	(27,410)	(29,649)	2,239
Management fees to related party	(34,165)	(36,120)	1,955
Total operating expenses	(61,575)	(65,769)	4,194
Other income, net	7,872	4,498	3,374
Income from equity method investment	15,413	—	15,413
Net realized loss on investments	(7,436)	(128,191)	120,755
Decrease (increase) in Specific CECL Allowance	4,500	(149,500)	154,000
Increase in General CECL Allowance, net	(7,729)	(6,284)	(1,445)
Gain (loss) on foreign currency forward contracts	(98,703)	52,590	(151,293)
Foreign currency translation gain (loss)	99,483	(37,476)	136,959
Gain on interest rate hedging instruments	23	570	(547)
Net income (loss) before taxes	$ 127,051	$ (119,242)	$ 246,293
Income tax provision	(331)	(394)	63
Net income (loss)	$ 126,720	$ (119,636)	$ 246,356

Net Interest Income

Net interest income decreased by $32.3 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. This decrease was primarily attributable to lower average index rates during the year ended December 31, 2025, realization of a loss on investment during the third quarter of 2024 and modification of two of our commercial mortgage loans converting them from floating rate loans to fixed rate loans during the second quarter of 2024. Refer to "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional detail.

Operations Related to Real Estate Owned

For the year ended December 31, 2025, we recorded net income related to real estate owned of $8.5 million, compared to net income of $11.3 million for the year ended December 31, 2024. The decrease in net income is primarily due to an increase in operating expenses related to the Brooklyn Multifamily Development, as the property reached substantial completion during the second half of 2025 and the lease-up of the property continues to ramp up. We recorded a net loss from the property's operations of $1.3 million during the year ended December 31, 2025. There was no such activity during the year ended December 31, 2024 as the property was still under construction with no revenue streams generated and all expenses being capitalized. Refer to "Note 5 – Real Estate Owned" for full discussion of operations related to real estate owned.

Operating Expenses

General and administrative expenses decreased by $2.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to a decrease in amortization of RSUs.

Management fees expense decreased by $2.0 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily due to a decrease in Stockholders' Equity (as defined in the Management Agreement) during the year ended December 31, 2025.

Income from Equity Method Investment

During the year ended December 31, 2025, we recorded net income from equity method investment of $15.4 million. The increase in net income attributable to the Massachusetts Healthcare JV was due to a $17.4 million net gain on litigation settlement recorded during the year ended December 31, 2025. This income was partially offset with a net loss from operations of the Massachusetts Healthcare JV during the year ended December 31, 2025. There was no such activity during the year ended December 31, 2024, as the Massachusetts Healthcare JV did not take title of the two hospitals until the first quarter of 2025.

Refer to "Note 6 – Other Assets" and "Note 16 – Commitments and Contingencies" for additional information.

Net Realized loss on Investments

During the year ended December 31, 2025, we recorded a $7.4 million net realized loss on investments, consisting of (i) a $1.2 million realized loss on the sale of a promissory note previously recorded as Note receivable, held for sale and (ii) a $6.2 million realized loss related to the discounted payoff of the Michigan Office Loan.

Comparatively, during the year ended December 31, 2024, we recorded a $128.2 million net realized loss on investments, consisting of (i) a $127.5 million realized loss related to the extinguishment of the Massachusetts Healthcare Loan, and (ii) a $0.7 million realized loss related to the sale of a commercial mortgage loan collateralized by a hotel property located in Honolulu, HI.

Refer to "Note 3 – Fair Value Disclosure" and "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional detail.

Decrease (increase) in Specific CECL Allowance, net

During the year ended December 31, 2025, we recorded a net decrease in our Specific CECL Allowance of $4.5 million. This amount consisted of: (i) a $1.3 million reversal and a $6.2 million write-off of our allowance related to the discounted payoff of our Michigan Office Loan; and (ii) a $3.0 million allowance on a commercial mortgage loan secured by a hotel in Chicago, IL.

Comparatively, during the year ended December 31, 2024, we recorded a net increase in our Specific CECL Allowance of $149.5 million related to two of our subordinate loans. This amount consisted of: (i) a $142.0 million allowance recorded in the first quarter of 2024 for a mezzanine loan secured by an ultra-luxury residential property in Manhattan, NY; and (ii) a $7.5 million allowance recorded during the second quarter of 2024 for the Michigan Office Loan. Additionally, we recorded an increase and subsequent write-off of $127.5 million of our Specific CECL Allowance related to the Massachusetts Healthcare Loan. The $127.5 million write-off was recorded as a realized loss within net realized loss on investments in our December 31, 2024 consolidated statement of operations.

Refer to "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" and "Note 6 – Other Assets" for additional detail.

Increase in General CECL Allowance, net

The General CECL Allowance increased by $7.7 million and $6.3 million during the years ended December 31, 2025 and 2024, respectively. The increases were primarily related to loan originations and the impacts of extending our expected loan repayment dates.

Refer to "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional detail.

Foreign currency translation gain and loss on derivative instruments

Foreign currency gains and losses on derivative instruments are evaluated on a combined basis and the net impact for the years ended December 31, 2025 and 2024 were net gains of $0.8 million and $15.1 million, respectively. The decrease in the net gain for the year ended December 31, 2025 compared to the year ended December 31, 2024 was predominantly due to higher forward point estimates for the year ended December 31, 2025.

Subsequent Events

Refer to "Note 20 – Subsequent Events" to the accompanying consolidated financial statements for disclosure regarding significant transactions that occurred subsequent to December 31, 2025.

Non-GAAP Financial Measures

Distributable Earnings

Distributable Earnings, a non-GAAP financial measure, is defined as net income available to common stockholders, computed in accordance with GAAP, adjusted for (i) equity-based compensation expense (a portion of which may become cash-based upon final vesting and settlement of awards should the holder elect net share settlement to satisfy income tax withholding), (ii) any unrealized gains or losses or other non-cash items (including depreciation and amortization related to real estate owned) included in net income available to common stockholders, (iii) unrealized income from unconsolidated joint ventures, (iv) foreign currency gains (losses), other than (a) realized gains/(losses) related to interest income, and (b) forward point gains/(losses) realized on our foreign currency hedges, and (v) provision for current expected credit losses. Distributable Earnings may also be adjusted to exclude certain other non-cash items, as determined by the Manager and approved by a majority of our independent directors.

A significant limitation associated with Distributable Earnings as a measure of our financial performance over any period is that it excludes unrealized gains (losses) from investments. In addition, our presentation of Distributable Earnings may not be comparable to similarly-titled measures of other companies, that use different calculations. As a result, Distributable Earnings should not be considered as a substitute for our GAAP net income as a measure of our financial performance or any measure of our liquidity under GAAP. Distributable Earnings are reduced for realized losses and increased for realized gains.

For the year ended December 31, 2025, our Distributable Earnings were $148.7 million, or $1.05 per share, as compared to $61.3 million, or $0.43 per share for the prior year.

The table below summarizes the reconciliation from weighted-average diluted shares under GAAP to the weighted-average diluted shares used for Distributable Earnings:

| | Year Ended December 31, | |
| | 2025 | 2024 |
Weighted-Averages	Shares	Shares
Diluted shares - GAAP	138,868,602	139,674,140
Unvested RSUs, net[1]	2,334,215	2,601,703
Diluted shares - Distributable Earnings	141,202,817	142,275,843

(1) Unvested RSUs are net of incremental shares assumed repurchased under the treasury stock method, if dilutive. There were no incremental shares included in the years ended December 31, 2025 and 2024

As a REIT, U.S. federal income tax law generally requires us to distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that we pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons stockholders invest in a REIT, we generally intend over time to pay dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Distributable Earnings is a key factor considered by the board of directors in setting the dividend and as such we believe Distributable Earnings is useful to investors.

Distributable Earnings Prior to Realized Loss on Investments and Realized Gain from Litigation Settlement

We believe it is useful to our investors to present Distributable Earnings prior to realized loss on investments and realized gain from litigation settlement to reflect our operating results because (i) our operating results are primarily comprised of earning interest income on our investments net of borrowing and administrative costs, which comprise our ongoing operations and (ii) it has been a useful factor related to our dividend per share because it is one of the considerations when a dividend is determined. We believe that our investors use Distributable Earnings and Distributable Earnings prior to realized loss on investments and realized gain from litigation settlement, or a comparable supplemental performance measure, to evaluate and compare the performance of our company and our peers.

During the year ended December 31, 2025, we recorded a realized loss on investments of $7.4 million consisting of (i) a $1.2 million realized loss on the sale of a promissory note previously recorded as Note receivable, held for sale and (ii) a $6.2 million realized loss related to the discounted payoff of the Michigan Office Loan. We also recorded a realized gain of $17.4 million within Income from equity method investment on our consolidated statement of operations from a litigation settlement with the Commonwealth of Massachusetts relating to the Massachusetts Healthcare Loan. Refer to "Note 3 – Fair Value Disclosure," "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net," "Note 6 – Other Assets" and "Note 16 – Commitments and Contingencies" for further discussion.

During the year ended December 31, 2024, we recorded a realized loss on investments of $128.2 million consisting of (i) a $127.5 million realized loss related to the Massachusetts Healthcare Loan and (ii) a $0.7 million realized loss on the sale of a commercial mortgage loan. Refer to "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" and "Note 6 – Other Assets" for further discussion.

Accordingly, the table below summarizes the reconciliation from net income available to common stockholders to Distributable Earnings and Distributable Earnings prior to realized loss on investments and realized gain on litigation settlement ($ in thousands):

| | Year Ended December 31, | |
	2025	2024
Net income (loss) available to common stockholders	$ 114,448	$ (131,908)
Adjustments:		
Equity-based compensation expense	13,631	16,468
Loss (gain) on foreign currency forwards	98,703	(52,590)
Foreign currency loss (gain), net	(99,483)	37,476
Unrealized loss on interest rate cap	379	1,373
Realized gains relating to interest income on foreign currency hedges, net	524	4,054
Realized gains relating to forward points on foreign currency hedges, net	6,091	18,991
Depreciation and amortization on real estate owned	11,173	11,668
Increase (decrease) in current expected credit loss allowance, net	3,229	155,784
Realized loss on investments	7,436	128,191
Realized gain on litigation settlement	(17,394)	—
Total adjustments:	24,289	321,415
Distributable Earnings prior to realized loss on investments and realized gain on litigation settlement	$ 138,737	$ 189,507
Realized loss on investments	$ (7,436)	$ (128,191)
Realized gain on litigation settlement	17,394	—
Distributable Earnings	$ 148,695	$ 61,316
Diluted Distributable Earnings per share prior to realized loss on investments and realized gain on litigation settlement	$ 0.98	$ 1.33
Diluted Distributable Earnings per share of common stock	$ 1.05	$ 0.43
Weighted-average diluted shares - Distributable Earnings	141,202,817	142,275,843

Book Value Per Share

The following table calculates our book value per share ($ in thousands, except per share data):

	December 31, 2025	December 31, 2024
Stockholders' Equity	$ 1,856,090	$ 1,874,481
Series B-1 Preferred Stock (Liquidation Preference)	(169,260)	(169,260)
Common Stockholders' Equity	$ 1,686,830	$ 1,705,221
Common Stock	138,943,831	138,174,636
Book value per share	$ 12.14	$ 12.34

Investment Guidelines

Our current investment guidelines, approved by our board of directors, are comprised of the following:

1. no investment will be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;

2. no investment will be made that would cause us to register as an investment company under the 1940 Act;

3. investments will be predominantly in our target assets;

4. no more than 20% of our net equity (on a consolidated basis) will be invested in any single investment at the time of the investment; in determining compliance with the investment guidelines, the amount of the investment is the net equity in the investment (gross investment less amount of third-party financing) plus the amount of any recourse on the financing secured by the investment; and

5. until appropriate investments can be identified, the Manager may invest the proceeds of any offering in interest bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT.

The board of directors must approve any change in or waiver to these investment guidelines.

Investment Activity

During the year ended December 31, 2025, we committed $4.4 billion of capital to new loans ($3.3 billion was funded at closing), and provided $899.4 million of add-on fundings. During the year ended December 31, 2025, we received $2.9 billion in repayments and sales of loans and other lending assets.

Loan Portfolio Overview

Loan Portfolio Details

The following table sets forth certain information regarding our loan portfolio as of December 31, 2025 ($ in thousands):

Description	Carrying Value	Weighted-Average Coupon [1]	Weighted-Average All-in Yield [1][2]	Secured Debt Arrangements [3]	Cost of Funds[4]	Equity at cost[5]
Commercial mortgage loans, net	$ 8,712,018	6.6%	7.4%	$ 6,277,226	5.5%	$ 2,434,792
Subordinate loans, net	62,198	0.0%	0.0%	—	—	62,198
Total/Weighted-Average	$ 8,774,216	6.5%	7.3%	$ 6,277,226	5.5%	$ 2,496,990

[1] Weighted-Average Coupon and Weighted-Average All-in Yield are based on the applicable benchmark rates as of December 31, 2025 on the floating rate loans.

[2] Weighted-Average All-in Yield includes the amortization of deferred origination fees, loan origination costs and accrual of both extension and exit fees. Weighted-Average All-in Yield excludes the benefit of forward points on currency hedges relating to loans denominated in currencies other than USD.

[3] Gross of deferred financing costs of $8.7 million.

[4] Cost of funds includes weighted-average spread and applicable benchmark rates as of December 31, 2025 on secured debt arrangements.

[5] Represents loan portfolio at carrying value less secured debt outstanding.

The following table provides additional details of our commercial mortgage loan portfolio and subordinate loan portfolio as of December 31, 2025 ($ in millions):

Commercial Mortgage Loan Portfolio

#	Property Type	Risk Rating	Origination Date	Amortized Cost	Unfunded Commitment	Construction Loan	3rd Party Subordinate Debt	Fully-extended Maturity	Location
1	Residential	3	12/2021	$ 247	$ 9			02/2027	Various, UK
2	Residential	3	08/2025	237	15			09/2030	Various, US
3	Residential	3	11/2025	225	22		Y	11/2030	Manhattan, NY
4	Residential	3	08/2024	157	—			08/2029	Various, UK
5	Residential	3	04/2024	157	—			05/2029	Emeryville, CA
6	Residential	3	04/2025	153	—			04/2030	Various, US
7	Residential	3	04/2025	148	—			05/2030	Jersey City, NJ
8	Residential	3	09/2025	141	42	Y		09/2030	Charlotte, NC
9	Residential	3	03/2025	130	2		Y	04/2029	Port St. Lucie, FL
10	Residential[2]	3	08/2022	112	—			11/2026	Manhattan, NY
11	Residential	3	10/2024	103	—			11/2029	Various, US
12	Residential	3	06/2024	99	—			07/2029	Washington, DC
13	Residential	3	08/2025	92	13			08/2030	Various, UK
14	Residential	3	02/2025	89	—		Y	02/2030	Miami, FL
15	Residential	3	05/2021	76	—			05/2027	Cleveland, OH
16	Residential	3	05/2025	64	—		Y	05/2030	Manhattan, NY
17	Residential	3	02/2025	22	—			02/2027	Miami, FL
18	Office	2	02/2022	656	84		Y	12/2028	London, UK
19	Office[3]	3	12/2025	267	79		Y	12/2030	Manhattan, NY
20	Office	3	06/2019	241	32			06/2030	Berlin, Germany
21	Office	3	01/2020	230	23		Y	03/2028	Long Island City, NY
22	Office	3	02/2020	210	63		Y	03/2028	London, UK
23	Office	3	02/2022	174	—			06/2027	Milan, Italy
24	Office	3	11/2022	100	—			09/2026	Chicago, IL
25	Office	4	03/2018	73	—		Y	09/2027	Chicago, IL
26	Hotel	3	12/2023	340	15			12/2030	Various, Europe
27	Hotel	3	10/2025	229	14		Y	10/2028	London, UK
28	Hotel	3	07/2021	180	—			08/2026	Various, US
29	Hotel	3	09/2025	149	—			10/2030	Manhattan, NY
30	Hotel	3	09/2015	139	—			12/2026	Manhattan, NY
31	Hotel	3	06/2024	131	—			06/2029	St. Petersburg, FL
32	Hotel	3	08/2025	123	4		Y	09/2030	San Diego, CA
33	Hotel	3	06/2024	110	5			07/2029	Brooklyn, NY
34	Hotel	3	11/2021	87	—			12/2026	St. Thomas, USVI
35	Hotel	3	12/2024	84	2		Y	01/2030	Indianapolis, IN
36	Hotel	3	12/2025	82	—			04/2027	Manhattan, NY
37	Hotel	3	12/2024	75	—		Y	12/2029	New Orleans, LA
38	Hotel[1]	5	05/2019	43	—			02/2026	Chicago, IL
39	Industrial	3	03/2021	261	—			05/2027	Various, Sweden
40	Industrial	3	04/2025	244	4			05/2030	Various, US
41	Industrial	3	08/2024	204	20			08/2029	Various, UK
42	Industrial	3	11/2025	181	27			12/2030	Various, US
43	Industrial	3	08/2025	80	53			08/2030	Various, Europe
44	Data Center	3	03/2025	208	91	Y	Y	02/2030	West Jordan, UT
45	Data Center	3	05/2025	194	203	Y		06/2030	Abilene, TX
46	Data Center	3	04/2025	158	—			02/2029	Slough, UK
47	Retail	3	12/2024	199	142			07/2030	London, UK
48	Retail[1]	5	11/2014	96	—			09/2026	Cincinnati, OH
49	Mixed Use	3	03/2022	154	14			03/2029	Brooklyn, NY
50	Mixed Use	3	05/2025	148	—			05/2027	London, UK
51	Urban Predevelopment	3	12/2022	135	—			02/2026	Miami, FL
52	Urban Predevelopment	3	10/2025	94	50			11/2030	Miami, FL
53	Pubs	3	12/2023	220	—		Y	01/2029	Various, UK
54	Portfolio[4]	3	06/2021	200	10			06/2027	Various, Germany
	General CECL Allowance			(39)					
	Subtotal / Weighted-Average Commercial Mortgage Loans	**3.0**		**$ 8,712**	**$ 1,038**			**3.2 Years**	

52

Subordinate Loan Portfolio

#	Property Type	Risk Rating	Origination Date	Amortized Cost	Unfunded Commitment	Construction Loan	3rd Party Subordinate Debt	Fully-extended Maturity	Location
1	Residential[2]	3	06/2015	$ 34	—			11/2026	Manhattan, NY
2	Residential[1][2]	5	05/2020	28	—			11/2026	Manhattan, NY
	General CECL Allowance			—					
	Subtotal / Weighted-Average Subordinate Loans	**3.9**		**$ 62**	**$ —**			**0.8 Years**	
	Total / Weighted-Average Loan Portfolio[5]	**3.0**		**$ 8,774**	**$ 1,038**			**3.2 Years**	

(1)   Amortized cost for these loans is net of the recorded Specific CECL Allowance.

(2)   Loans are secured by the same property.

(3)   Modified loan treated as a new origination for accounting purposes.

(4)   Includes portfolio of office, industrial, and retail property types.

(5)   Total may not foot due to rounding.

Our average asset and debt balances for the year ended December 31, 2025 were ($ in thousands):

	Average month-end balances[1]	
Description	Assets	Related debt
Commercial mortgage loans	$ 8,123,042	$ 5,786,418
Subordinate loans	513,006	—
Note receivable, held for sale	20,600	—

(1)   Average month-end balances reflect principal and borrowings outstanding for assets and related debt, respectively.

Portfolio Management

Our portfolio benefits from our core investment strategy whereby we target assets that are secured by institutional quality real estate throughout the United States and Europe. As discussed in Item 1. "Business—Investment Strategy" of this annual report on Form 10-K, the Manager has implemented underwriting standards which place a particular emphasis on due diligence of prospective investments' sponsors and borrowers, as well as assessment of the risk/return profile and appropriate structure of each investment opportunity. As of December 31, 2025, our portfolio's weighted-average origination loan to value ("LTV") ratio was 59%, excluding risk-rated "5" loans. This reflects significant equity value which we believe our loan sponsors would be committed to protect during periods of volatility and market disruption.

We maintain a strong relationship with our borrowers and actively manage the assets in our portfolio on an ongoing basis. A dedicated team of asset management professionals performs surveillance of all loans in our portfolio, on an individual basis, from closing through final repayment. This robust monitoring process includes continuous assessment of asset level performance against underwritten criteria, changes in borrowers' financial position, as well as the impact of macroeconomic trends and microeconomic developments on loan assets and respective underlying collateral performance.

In addition to ongoing asset management, as further described in "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" to our consolidated financial statements, we perform a quarterly review of our portfolio whereby each loan is assigned a risk rating of "1" through "5," from less risk to greater risk, respectively. This analysis includes assessment of loans based on a variety of factors, including, without limitation, LTV ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan, and project sponsorship. In performing the analysis with respect to each loan, these various factors are assessed holistically, with a focus on their interplay, whereby no single factor on its own (whether quantitative or qualitative) is given more weight in the assessment or is prescriptive as to which specific risk rating is assigned to a specific loan. We apply these various factors on a case-by-case basis depending on the facts and circumstances for each loan, and the different factors may be given different weightings in different situations. As of December 31, 2025, the weighted-average risk rating of the loan portfolio was 3.0.

The following table presents the carrying value of our loans by internal risk rating as of December 31, 2025 ($ in thousands):

Risk Rating	Number of Loans	Total[1]	% of Portfolio
1	—	$ —	— %
2	1	654,594	7.4%
3	51	7,918,714	89.9%
4	1	73,112	0.8%
5	3	166,550	1.9%
Total	56	$ 8,812,970	100.0%
General CECL Allowance[2]		(38,754)	
Total carrying value, net		$ 8,774,216	

(1) Net of Specific CECL Allowance.

(2) $5.8 million of the General CECL Allowance for 2025 is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

Leverage Policies

We use leverage for the sole purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. In addition to our secured debt arrangements, senior secured notes and senior secured term loan, we access additional sources of borrowings. Our charter and bylaws do not limit the amount of indebtedness we can incur; however, we are subject to and carefully monitor the limits placed on us by our credit providers and those that assign ratings on our company.

At December 31, 2025, our debt-to-equity ratio was 4.1 and our portfolio was comprised of $8.7 billion of commercial mortgage loans and $0.1 billion of subordinate loans. In order to achieve our return on equity, we generally finance our mortgage loans with 2.0 to 3.0 turns of leverage and generally do not finance our subordinate loan portfolio given built-in inherent structural leverage. Consequently, depending on our portfolio mix, our debt-to-equity ratio may exceed our previously disclosed thresholds.

Debt-to-Equity Ratio

The following table presents our debt-to-equity ratio:

	December 31, 2025	December 31, 2024
Debt to Equity Ratio [1]	4.1	3.2

(1) Represents total debt less cash and net loan proceeds held by servicer (recorded with Other Assets, see "Note 6 — Other Assets" for more information) to total stockholders' equity.

Contractual Obligations, Liquidity, and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to fund and maintain our assets and operations, repay borrowings, make distributions to our stockholders and other general business needs. We utilize various sources of cash in order to meet our liquidity needs in the next twelve months, which is considered the short-term, and the longer term.

Our current debt obligations consist of $1.2 billion, at face value, of corporate debt, $6.3 billion of secured debt arrangements, and $425.8 million of debt related to real estate owned, held for investment. Our corporate debt includes $746.3 million of term loan borrowings and $500.0 million of senior secured notes. Our secured debt arrangements are generally term-matched to the underlying loans, and we anticipate repayments of $0.7 billion of secured debt arrangements in the short term. Specifics about our secured debt arrangements and corporate debt maturities and obligations are discussed below.

In addition to our debt obligations, as of December 31, 2025, we had $1.0 billion of unfunded loan commitments. We expect that approximately $590.9 million will be funded to existing borrowers in the short term.

Our primary sources of liquidity as of December 31, 2025 were represented with $139.8 million of cash on hand, $4.2 million of loan proceeds held by servicer, $6.9 million of available borrowings under our financing arrangements based on existing collateral and cash flows from operations. Additionally, as of December 31, 2025, we held approximately $431.1 million of unencumbered assets and have $36.3 million of additional capacity on our construction financing secured by our Brooklyn Multifamily Development property which is available to fund future construction costs.

We maintain policies relating to our use of leverage. See "Leverage Policies" above. In the future, we may seek to raise further equity or debt capital or engage in other forms of borrowings in order to fund future investments or to refinance expiring indebtedness.

We generally intend to hold our assets for investment, although we may sell certain of our investments in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions.

To maintain our qualification as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. These distribution requirements limit our ability to retain earnings and replenish or increase capital for operations.

Borrowings Under Various Financing Arrangements

The following table summarizes the outstanding balances and maturities for our various financing arrangements:

| | December 31, 2025 | | December 31, 2024 | |
	Borrowings Outstanding[1]	Maturity [2]	Borrowings Outstanding[1]	Maturity [2]
Secured Credit Facilities[3]	$ 4,733,301	November 2029	$ 3,235,982	November 2026
Barclays Private Securitization[4]	1,543,925	January 2028	1,587,780	May 2027
Revolving Credit Facility	—	August 2028	—	March 2026
Total Secured Debt Arrangements	6,277,226		4,823,762	
Debt Related to Real Estate Owned	425,799	July 2027	327,662	July 2027
Senior Secured Term Loans[5]	746,250	June 2030	761,250	January 2027
Senior Secured Notes	500,000	June 2029	500,000	June 2029
Total Borrowings	$ 7,949,275		$ 6,412,674	

(1) Borrowings Outstanding represent principal balances as of the respective reporting periods.

(2) Maturity dates represent weighted-average maturities based on borrowings outstanding and assumes extensions at our option are exercised with consent of financing providers, where applicable.

(3) As of December 31, 2025, we had six secured credit counterparties through wholly-owned subsidiaries.

(4) As of December 31, 2025, we had £698.3 million, €335.1 million, and kr1.9 billion ($1.5 billion assuming conversion into USD as of December 31, 2025) of borrowings outstanding under the Barclays Private Securitization secured by certain of our commercial mortgage loans.

(5) As of December 31, 2025, we held one senior secured term loan, our 2030 Term Loan, which represents the refinancing of our 2026 and 2028 Term Loans that were outstanding as of December 31, 2024. Refer to "Note 8 – Senior Secured Term Loans, Net" for discussion of the refinance.

Refer to "Note 7 – Secured Debt Arrangements, Net" of our consolidated financial statements for additional disclosure regarding our secured credit facilities, Barclays Private Securitization, and revolving credit facility.

Refer to "Note 8 – Senior Secured Term Loans, Net" and "Note 9 – Senior Secured Notes, Net" of our consolidated financial statements for additional disclosure regarding our Senior Secured Term Loans and Senior Secured Notes, respectively.

Refer to "Note 5 – Real Estate Owned" of our consolidated financial statements for additional disclosure regarding our debt related to real estate owned.

Dividends

We intend to continue to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that we pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. We generally intend over time to pay dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Any distributions we make are at the discretion of our board of directors and depend upon, among other things, our actual results of operations. These results and our ability to pay distributions are affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

As of December 31, 2025 and December 31, 2024, we had 6,770,393 shares of our Series B-1 Preferred Stock outstanding. The Series B-1 Preferred Stock pay cumulative cash dividends, which are payable quarterly in equal amounts in arrears on the 15th day of each January, April, July and October: at a rate of 7.25% per annum of the $25.00 per share liquidation preference. Except under certain limited circumstances, the Series B-1 Preferred Stock is generally not convertible into or exchangeable for any other property or any other of our securities at the election of the holders. On and after July 15, 2026, we may, at our option, redeem the shares at a redemption price of $25.00, plus any accrued unpaid dividends to, but not including, the date of the redemption.

The following table details our dividend activity:

| | Year Ended December 31, | | | |
Dividends declared per share of:	2025		2024	
Common Stock	$	1.00	$	1.20
Series B-1 Preferred Stock	$	1.81	$	1.81

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. The most critical accounting policies involve decisions and assessments that affect our reported assets and liabilities, as well as reported revenues and expenses. We believe that all of the decisions and assessments upon which these financial statements are based are reasonable based upon information currently available to us. The accounting policies and estimates that we consider to be most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below.

There have been no material changes to our Critical Accounting Policies described under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Use of Estimates."

For a complete listing and description of our significant accounting policies, refer to "Note 2 – Summary of Significant Accounting Policies" to our consolidated financial statements.

Real Estate Owned (and Related Debt)

In order to maximize recovery against a defaulted loan, we may assume legal title or physical possession of the underlying collateral through foreclosure or deed-in-lieu of foreclosure. Foreclosed properties are classified as real estate owned and recognized at fair value on our consolidated balance sheets in accordance with the acquisition method under ASC 805. Real estate assets acquired may include land, building, FF&E, and intangible assets. In accordance ASC 820, we may utilize the income, market, or cost approach (or combination thereof) to determine fair value.

When determining the fair value of a real estate asset under the income approach, we make certain assumptions including, but not limited to, consideration of projected operating cash flows, comparable selling prices and projected cash flows from the eventual disposition of the real estate asset based upon our estimate of a capitalization rate and discount rate.

When determining the fair value of real estate assets under the market or sales comparison approach, we compare the property to similar properties in the marketplace. Although we exercise significant judgment to identify similar properties, and may also consult independent third-party valuation experts to assist, our assessment of fair value is subject to uncertainty and sensitive to our selection of comparable properties.

When determining the fair value of real estate assets under the cost approach, we measure fair value as the replacement cost of these assets. This approach also requires significant judgment, and our estimate of replacement cost could vary from actual replacements costs.

At times we may classify real estate assets as held for sale in the period in which they meet the criteria under ASC Topic 360, "Property, Plant, and Equipment" ("ASC 360") as discussed in "Note 2 – Summary of Significant Accounting Policies" to our consolidated financial statements. Once a real estate asset is classified as held for sale, depreciation is no longer recorded, and the asset is reported at the lower of its carrying value or fair value less cost to sell. The fair value of real estate assets classified as held for sale is determined using the appropriate methodologies noted in the preceding paragraph and the real estate asset's fair value is subject to uncertainty, as the actual sales price of the real estate asset could differ from those assumed in our valuations.

Once real estate assets have been recorded at fair value, they are evaluated for impairment on a quarterly basis. A real estate asset is considered impaired when the sum of estimated future undiscounted cash flows to be generated by the real estate asset over the estimated remaining holding period is less than the carrying value of such real estate asset. An impairment charge is recorded equal to the excess of the carrying value of the real estate asset over the fair value. When determining the fair value of a real estate asset for the purpose of assessing impairment, we make certain assumptions including, but not limited to: consideration of projected operating cash flows, intended holding period of the real estate, comparable selling prices and projected cash flows from the eventual disposition of the real estate based upon our estimate of a capitalization rate and discount rate. While we exercise significant judgment in generating our assumptions, the asset's fair value is subject to uncertainty, as actual operating cash flows and disposition proceeds could differ from those assumed in our valuations. Additionally, the output is sensitive to the assumptions used in calculating any potential impairment.

Please refer to "Note 3 – Fair Value Disclosure" and "Note 5 – Real Estate Owned" for more information regarding real estate owned and our valuation methodology as well as "Note 2 – Summary of Significant Accounting Policies" to our consolidated financial statements.

Current Expected Credit Losses

We measure and record potential expected credit losses related to our loan portfolio in accordance with the CECL Standard. The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the macroeconomic environment. We have adopted the weighted-average remaining maturity ("WARM") method to determine a General CECL Allowance for the majority of loans in our portfolio, applied on a collective basis by assets with similar risk characteristics. If we determine that a borrower or sponsor is experiencing financial difficulty, we will record loan-specific allowances (our Specific CECL Allowance) in accordance with a practical expedient prescribed by the CECL Standard.

General CECL Allowance

There are a number of significant assumptions required to estimate our General CECL Allowance which include deriving and applying an annual historical loss rate, estimating the impacts of current and future macroeconomic conditions, and forecasting the timing of expected repayments, satisfactions and future fundings.

We derive an annual historical loss rate based on a CMBS database with historical losses from 1998 through the fourth quarter of 2025 provided by a third party, Trepp LLC ("Trepp"). We apply various filters to arrive at a CMBS dataset most analogous to our current portfolio from which we determine an appropriate historical loss rate. This historical loss rate, and ultimately the General CECL Allowance we derive, is sensitive to the CMBS dataset we select.

We adjust our determined annual historical loss rate based on our outlook of the macroeconomic environment, for a reasonable and supportable forecast period. Selection of a forecast period is a matter of judgment and our General CECL Allowance is sensitive to this input.

We develop our expectations for the future macroeconomic environment and its potential impact on the performance of loans in our portfolio by analyzing various market factors, such as unemployment rate, market liquidity and price indexes relevant to commercial real estate sector. This assessment requires the use of significant judgment in selecting relevant market factors and analyzing their correlation with historical loss rates. The future macroeconomic environment is subject to uncertainty as the actual future macroeconomic environment could vary from our expectations.

Additionally, there are assumptions provided to us by the Manager that represent their best estimate as to loan expected term, future fundings, and timing of loan repayments. These assumptions, although made with the most available information at the time of the estimate, are subjective and actual activity may not follow the estimated schedule. These assumptions impact the future balances that the loss rate will be applied to and as such impact our General CECL Allowance. As we acquire new loans and the Manager monitors loan and sponsor performance, these estimates may change each period. Refer to "Note 2 – Summary of Significant Accounting Policies" and "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for further discussion regarding our General CECL Allowance.

Specific CECL Allowance

When we determine that a borrower or sponsor is experiencing financial difficulty, we evaluate the related loan for loan-specific allowances, under the practical expedient prescribed by the CECL Standard. Determining that a borrower or sponsor is experiencing financial difficulty requires the use of significant judgment and can be based on several factors subject to uncertainty. These factors can include, but are not limited to, whether cash from the borrower's operations are sufficient to cover current and future debt service requirements, the borrower's ability to potentially refinance the loan, and other circumstances that can affect the borrower's ability to satisfy their obligations in accordance the terms of the loan. When utilizing the practical expedient for collateral dependent loans, the current expected credit losses is determined as the difference between the fair value of the underlying collateral, adjusted for estimated costs to sell when applicable, and the carrying value of the loan (prior to the current expected credit losses), as repayment or satisfaction of a loan is dependent on a sale of the underlying collateral. Collateral-dependent loans evaluated for a Specific CECL Allowance are removed from the General CECL Allowance pool.

The fair value of the underlying collateral is determined by using method(s) such as discounted cash flow, the market approach, or direct capitalization approach. These methods require the use of key unobservable inputs, which are inherently uncertain and subjective. Our estimate of fair value is sensitive to both the valuation methodology selected and inputs used. Determining a suitable valuation method and selecting the appropriate key unobservable inputs and assumptions requires significant judgment and consideration of factors specific to the underlying collateral being assessed. Additionally, the key unobservable inputs and assumptions used may vary depending on the information available to us and market conditions as of the valuation date. As such, the fair value that we derive and use in calculating our Specific CECL Allowance, is subject to uncertainty and any actual losses, if incurred, could differ materially from our current expected credit losses. Refer to "Note 2 – Summary of Significant Accounting Policies" and "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for further discussion regarding our Specific CECL Allowance.

Refer to "Note 2 – Summary of Significant Accounting Policies" to our consolidated financial statements for the complete listing and description of our significant accounting policies.

Supplemental U.S. Federal Income Tax Considerations

The following discussion supplements and updates the disclosures under the heading "U.S. Federal Income Tax Considerations" in each of the prospectus dated May 6, 2024, contained in our Registration Statement on Form S-3 (File No. 333-279158) filed with the SEC on May 6, 2024 and the prospectus dated November 3, 2023, contained in our Registration Statement on Form S-3 (File No. 333-275310) (the "Existing Tax Disclosure"). Capitalized terms herein that are not otherwise defined shall have the same meaning as when used in the Existing Tax Disclosure.

On July 4, 2025, H.R. 1, informally known as the One Big Beautiful Bill Act (the "OBBB"), was enacted. The OBBB makes major changes to the Code, including some provisions of the Code that affect the taxation of REITs and their investors. In particular:

- For taxable years beginning on or after January 1, 2026, the OBBB relaxed the REIT asset test requirement with respect to taxable REIT subsidiaries, providing that not more than 25% (relaxed from 20%) of the gross value of a REIT's assets may be represented by securities of one or more taxable REIT subsidiaries.

- The OBBB permanently extended the pass-through qualified business income deduction, generally allowing individuals to deduct 20% of the aggregate amount of ordinary REIT dividends distributed by a REIT. This deduction was due to expire for tax years beginning on or after January 1, 2026.

- The OBBB permanently extended the maximum U.S. federal income tax rate of 37%, which applies to ordinary income recognized by individuals and other non-corporate U.S. stockholders, for tax years beginning on or after January 1, 2026.

To the extent the information set forth in the Existing Tax Disclosure is inconsistent with this supplemental information, this supplemental information supersedes the information in the Existing Tax Disclosure. This supplemental information is provided on the same basis and subject to the same qualifications as are set forth in the first six paragraphs of the Existing Tax Disclosure as if those paragraphs were set forth in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds, and market value, while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. While risks are inherent in any business enterprise, we seek to quantify and justify risks in light of available returns and to maintain capital levels consistent with the risks we undertake.

Credit Risk

One of our strategic focuses is acquiring assets that we believe to be of high credit quality. We believe this strategy will generally keep our credit losses and financing costs low. However, we are subject to varying degrees of credit risk in connection with our other target assets. We seek to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses, and by deploying a value-driven approach to underwriting and diligence, consistent with the Manager's historical investment strategy, with a focus on current cash flows and potential risks to cash flow. The Manager seeks to enhance its due diligence and underwriting efforts by accessing the Manager's knowledge base and industry contacts. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies, and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our target assets and our related financing obligations.

To the extent consistent with maintaining our REIT qualification, we seek to manage risk exposure to protect our portfolio of financial assets against the effects of major interest rate changes. We generally seek to manage this risk by:

- attempting to structure our financing agreements to have a range of different maturities, terms, amortization, and interest rate adjustment periods;

- using hedging instruments and interest rate swaps, when we deem appropriate; and

- to the extent available and appropriate, using securitization financing to better match the maturity of our financing with the duration of our assets.

The following table estimates the hypothetical impact on our net interest income for the twelve-month period following December 31, 2025, assuming an immediate increase or decrease of 50 basis points in the applicable interest rate benchmark by currency ($ in thousands, except per share data):

Currency	Net floating rate assets subject to interest rate sensitivity[1]	50 basis point increase		50 basis point decrease	
		Increase to net interest income [2][3]	Increase to net interest income (per share) [2][3]	Decrease to net interest income [2][3]	Decrease to net interest income (per share) [2][3]
USD	$ 216,560	$ 1,088	$ 0.01	$ 290	$ 0.00
GBP	604,996	3,025	0.02	(3,025)	(0.02)
EUR	282,443	1,412	0.01	(1,412)	(0.01)
SEK	52,319	262	0.00	(262)	(0.00)
Total:	$ 1,156,318	$ 5,787	$ 0.04	$ (4,409)	$ (0.03)

(1) Excludes floating rate loans on nonaccrual

(2) Any such hypothetical impact on interest rates on our variable rate borrowings does not consider the effect of any change in overall economic activity that could occur in a rising or falling interest rate environment. Further, in the event of a change in interest rates of that magnitude, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

(3) Certain of our floating rate loans are subject to index floors.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on an asset to be less than expected. In certain cases, we adapt to prepayment risk by stating prepayment penalties in loan agreements.

Market Risk

Commercial mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans or loans, as the case may be, which could also cause us to suffer losses.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and distributions are determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, on an annual basis in order to maintain our REIT qualification. In each case, our activities and balance sheets are measured with reference to historical cost and/or fair market value without considering inflation.

Currency Risk

Some of our loans and secured debt arrangements are denominated in a foreign currency and subject to risks related to fluctuations in currency rates. We seek to mitigate this exposure through foreign currency forward contracts, which match the net principal and interest of our foreign currency loans and secured debt arrangements.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements and Schedule

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Apollo Commercial Real Estate Finance, Inc. New York, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Apollo Commercial Real Estate Finance, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedules listed in the Index at Item 8 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Current Expected Credit Losses ("CECL") Allowance—Estimation of Economic Conditions—Refer to Notes 2 and 4 to the Financial Statements

Critical Audit Matter Description

The Company estimates its CECL allowance primarily using the Weighted Average Remaining Maturity ("WARM") method, which has been identified as an acceptable approach for computing current expected credit losses. In determining the CECL allowance, the Company considers various factors including (i) historical loss experience in the commercial real estate lending market, (ii) timing of expected repayments and satisfactions, (iii) expected future funding, (iv) capital subordinate to the Company when they are the senior lender, (v) capital senior to the Company when they are the subordinate lender, and (vi) the Company's current and future view of the macroeconomic environment. Management's estimation of the current and future economic conditions that may impact the performance of the commercial real estate assets securing the Company's assets include the unemployment rate, commercial real estate prices, and market liquidity. The Company uses projections, obtained from third-party service providers, of each factor to approximate the impact the macroeconomic outlook may have on the loss rate.

We identified the macroeconomic factors within the CECL allowance as a critical audit matter because of the subjectivity, complexity and estimation uncertainty in determining the impact of the factors on the Company's loss rate. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate whether the macroeconomic factors determined by management reasonably and appropriately quantify the current and future macroeconomic risks associated with the Company's portfolio.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to assess the macroeconomic factors applied by management to the CECL allowance to account for current and future economic conditions included, among others:

- We tested the operating effectiveness of controls over management's review of the CECL allowance, including management's judgments involved in the determination of the macroeconomic factors applied to the loss rate.

- We evaluated the reasonableness of the methodology and significant assumptions used to develop the macroeconomic factors by considering relevant industry trends and economic conditions, including whether the methodology and significant assumptions were appropriate and consistent with what market participants would use.

- We tested the accuracy and completeness of quantitative data used by management to estimate the current and future view of macroeconomic conditions.

***CECL Allowance – Estimation of Fair Value of Underlying Collateral of Loans Exhibiting Signs of Financial Difficulty —
Refer to Notes 2 and 4 to the financial statements***

Critical Audit Matter Description

For loans where the Company deems the borrower or sponsor to be experiencing financial difficulty, the Company has elected to apply a practical expedient in accordance with the CECL standard. In accordance with the practical expedient approach, the loan loss allowance is determined to be the difference between the fair value of the underlying collateral and the carrying value of the loan prior to the loan loss allowance. Significant judgments are required in determining the loan loss allowance, including estimates and assumptions regarding the value of the underlying collateral and other estimates.

We identified the estimation of the fair value of the underlying collateral of loans as a critical audit matter because of the significant estimates and assumptions required by management to evaluate the Company's fair value analysis. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimate of the allowance for loan loss.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the fair value for those assets in which the borrower or sponsor exhibit signs of financial difficulty as part of estimation of the CECL allowance included the following, among others:

- We tested the operating effectiveness of controls over management's review of the fair value analysis including controls over management's review of the assumptions used within the fair value analysis including, but not limited to, discount rate and capitalization rate and the inputs used within the fair value analysis. These inputs include, but are not limited to, debt service coverage ratio, occupancy, and microeconomic and macroeconomic conditions that could impact the property.

- We evaluated the Company's determination of fair value by performing the following:

  - With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology; (2) significant assumptions made, including whether the significant inputs used in the model were appropriate and consistent with what market participants would use to value the collateral; and (3) mathematical accuracy of the overall valuation model.

  - We tested the underlying data used to develop the fair value to determine that the information used in the analysis was accurate and complete.

  - We performed a sensitivity analysis when deemed necessary based on results of other audit procedures performed for comparison to the Company's fair value analysis.

  - We considered whether events or transactions that occurred after the balance sheet date but before the completion of the audit affect the conclusions reached on the fair value measures and disclosures.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 10, 2026

We have served as the Company's auditor since 2009.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Balance Sheets
(in thousands—except share data)

	December 31, 2025	December 31, 2024
Assets:		
Cash and cash equivalents	$ 139,825	$ 317,396
Commercial mortgage loans, net[1][2]	8,712,018	6,715,347
Subordinate loans, net[2]	62,198	388,809
Real estate owned, held for investment, net (net of $34,438 and $23,266 accumulated depreciation in 2025 and 2024, respectively)	842,947	752,643
Other assets	143,979	138,027
Note receivable, held for sale	—	41,200
Derivative assets, net	—	58,169
Total Assets	$ 9,900,967	$ 8,411,591
Liabilities and Stockholders' Equity		
Liabilities:		
Secured debt arrangements, net	$ 6,268,550	$ 4,814,973
Senior secured term loans, net	727,533	754,210
Senior secured notes, net	497,226	496,433
Debt related to real estate owned, held for investment, net	424,703	324,587
Accounts payable, accrued expenses and other liabilities[3]	91,462	138,179
Derivative liabilities, net	26,791	—
Payable to related party	8,612	8,728
Total Liabilities	$ 8,044,877	$ 6,537,110
Commitments and Contingencies (see Note 16)		
Stockholders' Equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, Series B-1, 6,770,393 shares issued and outstanding ($169,260 liquidation preference) in 2025 and 2024 (see Note 15)	68	68
Common stock, $0.01 par value, 450,000,000 shares authorized, 138,943,831 and 138,174,636 shares issued and outstanding in 2025 and 2024, respectively	1,389	1,382
Additional paid-in-capital	2,704,316	2,695,701
Accumulated deficit	(849,683)	(822,670)
Total Stockholders' Equity	1,856,090	1,874,481
Total Liabilities and Stockholders' Equity	$ 9,900,967	$ 8,411,591

(1) Includes carrying value of $8,424,605 and $6,715,347 pledged as collateral under secured debt arrangements in 2025 and 2024, respectively.
(2) Net of $376,754 and $373,336 CECL Allowances comprised $38,754 and $30,836 General CECL Allowance in 2025 and 2024, respectively, and $338,000 and $342,500 Specific CECL Allowance in 2025 and 2024, respectively.
(3) Includes $5,759 and $5,948 of General CECL Allowance related to unfunded commitments on commercial mortgage loans and subordinate loans, net in 2025 and 2024, respectively.

Consolidated Statement of Operations

(in thousands—except share and per share data)

		Year Ended December 31,				
		2025		2024		2023
Net interest income:						
Interest income from commercial mortgage loans	$	625,493	$	699,389	$	701,002
Interest income from subordinate loans and other lending assets		1,288		3,542		17,280
Interest expense		(460,089)		(503,949)		(466,110)
Net interest income	$	166,692	$	198,982	$	252,172
Revenue from real estate owned operations		104,897		104,689		92,419
Total net revenue	$	271,589	$	303,671	$	344,591
Operating expenses:						
General and administrative expenses (includes equity-based compensation of $13,631, $16,468 and $17,444 in 2025, 2024 and 2023, respectively)	$	(27,410)	$	(29,649)	$	(29,520)
Management fees to related party		(34,165)		(36,120)		(37,978)
Operating expenses related to real estate owned		(85,213)		(81,683)		(72,759)
Depreciation and amortization on real estate owned		(11,173)		(11,668)		(8,248)
Total operating expenses	$	(157,961)	$	(159,120)	$	(148,505)
Other income, net	$	7,872	$	4,498	$	4,616
Income from equity method investment	$	15,413	$	—	$	—
Decrease (Increase) in current expected credit loss allowance, net		(3,229)		(155,784)		(59,428)
Foreign currency translation gain (loss)		99,483		(37,476)		52,031
Gain (loss) on foreign currency forward contracts (includes unrealized gains (losses) of ($84,545), $29,687 and ($91,434) in 2025, 2024 and 2023, respectively)		(98,703)		52,590		(48,213)
Gain (loss) on interest rate hedging instruments (includes unrealized gains (losses) of ($379), ($1,373) and ($10,098) in 2025, 2024 and 2023, respectively)		23		570		(414)
Net realized loss on investments		(7,436)		(128,191)		(86,604)
Gain on extinguishment of debt		—		—		495
Net income (loss) before taxes	$	127,051	$	(119,242)	$	58,569
Income tax provision		(331)		(394)		(442)
Net income (loss)	$	126,720	$	(119,636)	$	58,127
Preferred dividends		(12,272)		(12,272)		(12,272)
Net income (loss) available to common stockholders	$	114,448	$	(131,908)	$	45,855
Net income (loss) per share of common stock:						
Basic	$	0.81	$	(0.97)	$	0.29
Diluted	$	0.81	$	(0.97)	$	0.29
Basic weighted-average shares of common stock outstanding		138,868,602		139,674,140		141,281,286
Diluted weighted-average shares of common stock outstanding		138,868,602		139,674,140		141,281,286
Dividend declared per share of common stock	$	1.00	$	1.20	$	1.40

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity
(in thousands—except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In-	Accumulated	
	Shares	Par	Shares	Par	Capital	Deficit	Total
Balance at December 31, 2022	6,770,393	$68	140,595,995	$1,406	$2,716,907	$(363,877)	$2,354,504
Capital increase related to Equity Incentive Plan	—	—	762,610	8	10,581	—	10,589
Net Income	—	—	—	—	—	58,127	58,127
Dividends declared on preferred stock - $1.81 per share	—	—	—	—	—	(12,272)	(12,272)
Dividends declared on common stock and RSUs - $1.40 per share	—	—	—	—	—	(202,215)	(202,215)
Balance at December 31, 2023	6,770,393	$68	141,358,605	$1,414	$2,727,488	$(520,237)	$2,208,733
Capital increase related to Equity Incentive Plan	—	—	829,436	8	8,981	—	8,989
Repurchase of common stock	—	—	(4,013,405)	(40)	(40,768)		(40,808)
Net Loss	—	—	—	—	—	(119,636)	(119,636)
Dividends declared on preferred stock - $1.81 per share	—	—	—	—	—	(12,272)	(12,272)
Dividends declared on common stock and RSUs - $1.20 per share	—	—	—	—	—	(170,525)	(170,525)
Balance at December 31, 2024	6,770,393	$68	138,174,636	$1,382	$2,695,701	$(822,670)	$1,874,481
Capital increase related to Equity Incentive Plan	—	—	769,195	7	8,615	—	8,622
Net Income	—	—	—	—	—	126,720	126,720
Dividends declared on preferred stock - $1.81 per share	—	—	—	—	—	(12,272)	(12,272)
Dividends declared on common stock and RSUs - $1.00 per share	—	—	—	—	—	(141,461)	(141,461)
Balance at December 31, 2025	6,770,393	$68	138,943,831	$1,389	$2,704,316	$(849,683)	$1,856,090

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ 126,720	$ (119,636)	$ 58,127
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of discount/premium, deferred fees and payment-in-kind interest	(33,098)	(29,969)	(30,845)
Amortization of deferred financing costs	17,217	17,418	15,962
Straight-line rent amortization	(985)	—	—
Equity-based compensation	13,631	16,468	17,444
Increase in current expected credit loss allowance, net	3,229	155,784	59,428
Foreign currency loss (gain)	(99,124)	110,430	(40,922)
Unrealized loss (gain) on foreign currency contracts	84,545	(29,687)	91,434
Unrealized loss on interest rate hedging instruments	379	1,373	10,098
Depreciation and amortization on real estate owned	11,173	11,668	8,248
Income from equity method investment	(15,413)	—	—
Gain on extinguishment of debt	—	—	(495)
Net realized loss on investment	7,436	128,191	86,604
Changes in operating assets and liabilities:			
Proceeds received from payment-in-kind interest	39,136	—	15,407
Other assets	(20,063)	14,954	(13,367)
Payment for interest rate cap	(8)	(429)	(2,317)
Accounts payable, accrued expenses and other liabilities	7,862	(75,483)	(769)
Payable to related party	(116)	(825)	(175)
Net cash provided by operating activities	$ 142,521	$ 200,257	$ 273,862
Cash flows from investing activities:			
New funding of commercial mortgage loans	(3,034,291)	(1,244,414)	(456,167)
Add-on funding of commercial mortgage loans	(864,153)	(573,076)	(376,060)
Add-on funding of subordinate loans	(35,212)	(54,302)	(96,879)
Proceeds received from the repayment and sale of commercial mortgage loans	2,452,871	2,426,276	1,093,181
Proceeds received from the repayment of subordinate loans and other lending assets	176,561	23,122	75,271
Proceeds and payments received of notes receivable, held for sale	39,964	—	—
Contributions to equity method investment	(6,044)	—	—
Distributions from equity method investment	18,128	9,023	—
Origination fees, other fees, and cost recovery proceeds received on commercial mortgage loans, and subordinate loans, net	46,986	39,554	13,936
Increase (decrease) in collateral related to derivative contracts, net	(81,860)	28,600	(112,800)
Capital expenditures on real estate owned assets	(100,210)	(169,506)	(72,631)
Proceeds received from the sale of other assets[1]	—	91,892	—
Cash received from hotel title assumption	—	—	569
Net cash provided by (used in) investing activities	$ (1,387,260)	$ 577,169	$ 68,420

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries
Consolidated Statement of Cash Flows (Continued)
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from financing activities:			
Proceeds from secured debt arrangements	3,751,581	1,998,197	806,843
Proceeds related to financing on real estate owned	98,136	162,827	—
Repayments of secured debt arrangements	(2,582,784)	(2,584,949)	(679,339)
Repayments of senior secured term loan principal	(15,000)	(8,000)	(8,000)
Repayments and repurchases of convertible notes	—	—	(229,506)
Payment of deferred financing costs	(22,784)	(10,873)	(12,212)
Payment of issuance discount	(5,625)	—	—
Payment of withholding tax on RSU delivery	(5,008)	(7,479)	(6,855)
Repurchase of common stock	—	(40,810)	—
Dividends on common stock	(141,276)	(185,949)	(202,019)
Dividends on preferred stock	(12,272)	(12,272)	(12,272)
Net cash provided by (used in) financing activities	$ 1,064,968	$ (689,308)	$ (343,360)
Net increase (decrease) in cash and cash equivalents, including cash classified within assets related to real estate owned, held for sale	$ (179,771)	$ 88,118	$ (1,078)
Decrease in cash classified within assets related to real estate owned, held for sale	—	577	5,100
Net increase (decrease) in cash and cash equivalents	$ (179,771)	$ 88,695	$ 4,022
Cash and cash equivalents beginning of period	317,396	225,438	222,030
Effects of foreign currency translation on cash and cash equivalents	2,200	3,263	(614)
Cash and cash equivalents end of period	$ 139,825	$ 317,396	$ 225,438
Supplemental disclosure of cash flow information:			
Interest paid	$ 455,658	$ 495,491	$ 443,626
Income tax paid	194	34	795
Change in loan proceeds held by servicer	(46,692)	44,572	2,900
Supplemental disclosure of non-cash investing and financing activities:			
Dividend declared, not yet paid	$ 38,668	$ 38,484	$ 53,407
Change in participation sold	—	—	(25,130)
Assumption of real estate	—	—	75,000
Assumption of other assets related to real estate owned	—	—	2,827
Assumption of accounts payable, accrued expenses and other liabilities related to real estate owned	—	—	(3,396)
Transfer of assets to assets related to real estate owned, held for sale	—	—	79,021
Transfer of assets related to real estate owned, held for sale to assets related to real estate owned, held for investment, net	—	70,688	151,676
Transfer of assets related to real estate owned, held for sale to other assets	—	2,280	4,357
Transfer of liabilities to liabilities related to real estate owned, held for sale	—	—	1,438
Transfer of liabilities related to real estate owned, held for sale to accounts payable, accrued expenses and other liabilities	—	3,937	7,163
Transfer of commercial mortgage loan to other assets	—	20,073	—
Note receivable, held for sale[1]	—	41,200	—
Restructuring of commercial mortgage loan to subordinate loan	—	74,304	—
Loan modification accounted for as a new loan	262,303	—	—
Restructuring of subordinate loan to commercial mortgage loan	148,034		

(1) Related to our former Massachusetts Healthcare Loan, as defined and discussed in "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" and "Note 6 – Other Assets".

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 – Organization

Apollo Commercial Real Estate Finance, Inc. (together with its consolidated subsidiaries, is referred to throughout this report as the "Company," "ARI," "we," "us" and "our") is a corporation that has elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes and primarily originates, acquires, invests in and manages performing commercial first mortgage loans, subordinate financings, and other commercial real estate related debt investments. These asset classes are referred to as our target assets.

We were formed in Maryland on June 29, 2009, commenced operations on September 29, 2009 and are externally managed and advised by ACREFI Management, LLC (the "Manager"), an indirect subsidiary of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo").

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2009. To maintain our tax qualification as a REIT, we are required to distribute at least 90% of our taxable income, excluding net capital gains, to stockholders and meet certain other asset, income, and ownership tests.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries. All intercompany amounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Our most significant estimates include current expected credit loss ("CECL") allowances. Actual results may differ from estimates. Certain reclassifications have been made to previously reported amounts to conform to the current period's presentation.

We currently operate in one reporting segment. See further discussion in "Note 19 – Segment Reporting."

Principles of Consolidation

We consolidate all entities that we control through either majority ownership or voting rights. In addition, we consolidate all variable interest entities ("VIEs") of which we are considered the primary beneficiary. VIEs are defined as entities in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as its primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly affect the VIE's economic performance, and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

Consolidated Joint Venture

In the third quarter of 2022, we contributed an assemblage of properties in downtown Brooklyn, NY to a joint venture with WG Bowtie, LLC, a real estate developer. The entity was deemed to be a VIE of which we were deemed to be the primary beneficiary. Through our wholly-owned subsidiaries, we hold a 100% equity ownership interest in the joint venture and our partner is only entitled to profit upon achievement of certain returns under our joint venture agreement. See further discussion in "Note 5 – Real Estate Owned."

Barclays Securitization

We are party to a private securitization with Barclays Bank plc. We have determined that the issuer of this securitization, ACRE Debt 2 PLC, is a VIE of which we were deemed to be the primary beneficiary, because we have the power to direct the activities of the VIE, and therefore, we consolidated the operations of this entity in accordance with GAAP. The collateral assets of the securitization are included in commercial mortgage loans, net on our consolidated balance sheets. The liabilities of the securitization to the senior note holders, excluding the notes held by us, are included in secured debt arrangements, net on our consolidated balance sheet. See further discussion in "Note 7 - Secured Debt Arrangements, Net."

Unconsolidated Joint Ventures

In September 2018, we entered a joint venture with Turner Consulting II, LLC ("Turner Consulting"), through an entity which owns the underlying property that secures our loan. Turner Consulting contributed 10% of the venture's equity and we contributed 90%. The entity was deemed to be a VIE and we determined that we are not the primary beneficiary of that VIE as we do not have the power to direct the entity's activities. See further discussion in "Note 4 – Commercial Mortgage, Subordinate Loans and Other Lending Assets, Net."

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks and liquid investments with original maturities of 90 days or less. Substantially all of the Company's cash on deposit is in interest bearing accounts with major financial institutions and exceeds federally insured limits. As of December 31, 2025 and 2024, we had no restricted cash on our consolidated balance sheets.

Classification of Investments and Valuations of Financial Instruments

Our investments consist primarily of commercial mortgage loans, subordinate loans, and other lending assets that are classified as held-to-maturity.

Classification of Loans and Other Lending Assets

Loans and other lending assets held to maturity are stated at the principal amount outstanding, adjusted for deferred fees and current expected credit losses, in accordance with GAAP.

Loans and other lending assets held for sale are classified as such if there is a reasonable expectation to sell them in the short-term following the reporting date and are reported at the lower of amortized cost or fair value, in accordance with GAAP. The amount by which amortized cost basis exceeds fair value shall be accounted for as a valuation allowance. Changes in the valuation allowance are recorded within change in valuation allowance on our consolidated statement of operations in the period in which the change occurs.

Securities, held-to-maturity

GAAP requires that at the time of purchase, we designate investment securities as held-to-maturity or trading, depending on our investment strategy and ability to hold such securities to maturity. Held-to-maturity securities where we have not elected to apply the fair value option are stated at cost plus any premiums or discounts, which are amortized or accreted through the consolidated statements of operations using the effective interest method.

Current Expected Credit Losses ("CECL")

In accordance with ASC Topic 326 "Financial Instruments – Credit Losses," which we refer to as the "CECL Standard," we record allowances for our commercial mortgage loans and subordinate loans and other lending assets that are held-to-maturity. These allowances are deducted from the carrying amount of the assets to present the net carrying value of the amounts expected to be collected on the assets. As a practical expedient in accordance with the CECL Standard, we record loan specific allowances ("Specific CECL Allowance") for assets that are collateral dependent and where the borrower or sponsor is experiencing financial difficulty. For the remainder of the loan portfolio, we record a general allowance ("General CECL Allowance," and together with Specific CECL Allowance, "CECL Allowances") on a collective basis by assets with similar risk characteristics. Subsequent changes to the CECL Allowance are recognized through net income on our consolidated statement of operations.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the macroeconomic environment. The FASB recognizes the weighted average remaining maturity ("WARM") method as an acceptable approach for computing current expected credit losses. We utilize the WARM method to determine a General CECL Allowance for a majority of our portfolio. In the future, we may use other acceptable methods, such as a probability-of-default/loss-given-default method.

Specific CECL Allowance

Our loans are typically collateralized by commercial real estate. As a result, we regularly evaluate the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash flows from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. We also evaluate the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, we consider the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants.

For loans where we have deemed the borrower/sponsor to be experiencing financial difficulty, we have elected to apply a practical expedient in accordance with the CECL Standard. In accordance with the practical expedient approach, we determine the loan loss provision to be the difference between the fair value of the underlying collateral and the carrying value of the loan (prior to the loan loss allowance). When the repayment or satisfaction of a loan is dependent on a sale, rather than operations, of the collateral, the fair value is adjusted for the estimated cost to sell the collateral. The fair value of the underlying collateral is determined by using method(s) such as discounted cash flow, the market approach, or direct capitalization approach. The key unobservable inputs used to determine the fair value of the underlying collateral may vary depending on the information available to us and market conditions as of the valuation date. If we deem all or any portion of a loan balance uncollectible, that amount is written-off.

General CECL Allowance

In accordance with the WARM method, an annual historical loss rate is applied to the amortized cost of an asset or pool of assets over the remaining expected life. The WARM method requires consideration of the timing of expected future fundings of existing commitments and repayments over each asset's remaining life. An annual loss factor, adjusted for macroeconomic estimates, is applied over each subsequent period and aggregated to arrive at the General CECL Allowance.

In determining the General CECL Allowance, we considered various factors including (i) historical loss experience in the commercial real estate lending market, (ii) timing of expected repayments and satisfactions, (iii) expected future funding, (iv) capital subordinate to us when we are the senior lender, (v) capital senior to us when we are the subordinate lender, and (vi) our current and future view of the macroeconomic environment. The standard requires the use of significant judgment to arrive at an estimated credit loss.

We derived an annual historical loss rate based on a CMBS database with historical losses from 1998 through the fourth quarter of 2025 provided by a third party, Trepp LLC. We applied various filters to arrive at a CMBS dataset analogous to our current portfolio from which to determine an appropriate historical loss rate. The annual historical loss rate was further adjusted to reflect our expectations of the macroeconomic environment for a reasonable and supportable forecast period.

The General CECL Allowance on subordinate loans is calculated by incorporating both the loan balance of the position(s) of the structurally senior third-party lender(s) and the balance of our subordinate loan(s). The subordinate loans, by virtue of being the first loss position, are required to absorb losses prior to the senior position(s) being impacted, resulting in a higher percentage allowance attributable to the subordinate loan. The General CECL Allowance on unfunded loan commitments is time-weighted based on our expected commitment to fund such obligations. The General CECL Allowance on unfunded commitments is recorded as a liability on our consolidated balance sheets within accounts payable, accrued expenses and other liabilities. The considerations in estimating our General CECL reserve for unfunded loan commitments are similar to those used for the related outstanding loans receivable.

Refer to "Note 4 - Commercial Mortgage, Subordinate Loans and Other Lending Assets, Net" for further information regarding CECL.

Assets and Liabilities Related to Real Estate Owned

In order to maximize recovery against a defaulted loan, we may assume legal title or physical possession of the underlying collateral through foreclosure or the execution of a deed-in-lieu of foreclosure. Foreclosed properties are classified as real estate owned and recognized at fair value on our consolidated balance sheets in accordance with the acquisition method under Accounting Standards Codification ("ASC") Topic 805, "Business Combinations." When determining the fair value of real estate assets and liabilities, we make certain assumptions including, but not limited to, consideration of projected operating cash flows, comparable selling prices and projected cash flows from the eventual disposition of the real estate asset based upon our estimate of a capitalization rate and discount rate.

Real estate assets and liabilities are evaluated for impairment on a quarterly basis. A real estate asset is considered impaired when the sum of estimated future undiscounted cash flows to be generated by the real estate asset over the estimated remaining holding period is less than the carrying value of such real estate asset. An impairment charge is recorded equal to the excess of the carrying value of the real estate asset over the fair value.

Real Estate Owned, Held for Investment

Real estate assets that are acquired for investment are assumed at their estimated fair value at acquisition and presented net of accumulated depreciation and impairments, if applicable. Upon acquisition, we allocate the value of acquired real estate assets based on the fair value of the acquired land, building, furniture, fixtures and equipment, and intangible assets, if applicable. Real estate assets are depreciated using the straight-line method over the assets' estimated useful lives of up to 40 years for buildings and up to 8 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the real estate asset are capitalized and depreciated over their estimated useful lives. The cost of ordinary repairs and maintenance are expensed as incurred. For real estate projects under development, we capitalize costs incurred to prepare the property for its intended use in accordance with ASC Topic 970, "Real Estate — General." Such costs can include costs related to acquisition, construction, financing, development and real estate taxes.

The capitalization of such expenses ceases when the real estate project is ready for its intended use and occupied by tenants, or held for available occupancy, but no later than one-year from substantial completion of major construction activities. If portions of a real estate project are substantially completed and occupied by tenants, or held available for occupancy, and other portions have not yet reached that stage, the substantially completed portions are accounted for as a separate project. We cease capitalization on the portions substantially completed and occupied or held available for occupancy and capitalize only those costs associated with the portions under construction.

Real Estate Owned, Held for Sale

Real estate owned is classified as held for sale in the period in which the six criteria under ASC Topic 360, "Property, Plant, and Equipment" are met: (1) we commit to a plan and have the authority to sell the asset; (2) the asset is available for sale in its current condition; (3) we have initiated an active marketing plan to locate a buyer for the asset; (4) the sale of the asset is both probable and expected to qualify for full sales recognition within a period of 12 months; (5) the asset is being actively marketed for sale at a price that is reflective of its current fair value; and (6) we do not anticipate changes to our plan to sell the asset. Real estate owned, held for sale is held at the lower of cost or fair market value. Once a real estate asset is classified as held for sale, depreciation expense is no longer recorded.

Deferred Financing Costs

Costs incurred in connection with financings are capitalized and amortized over the respective financing terms and are reflected on the accompanying consolidated statement of operations as a component of interest expense. Capitalized financing costs, net of amortization, are included as a direct deduction from the carrying amount of our debt.

Earnings per Share

GAAP requires the use of the two-class method of computing earnings per share for all periods presented for each class of common stock and participating security as if all earnings for the period had been distributed. Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to arrive at undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the security has the right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in net losses of the entity.

The remaining earnings are allocated to common stockholders and participating securities to the extent that each security shares in earnings as if all of the earnings for the period had been distributed. Each total is then divided by the applicable number of shares to arrive at basic earnings per share. For the diluted earnings, the denominator includes all outstanding shares of common stock and all potential shares of common stock assumed issued if they are dilutive. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of these potential shares of common stock.

For the years ended December 31, 2025, 2024 and 2023, dilutive earnings per share was calculated under the more dilutive computation of the treasury stock method and the "if-converted" method. Under the treasury stock method, the denominator includes the weighted-average outstanding common shares plus the incremental shares related to participating securities. The incremental shares are determined by subtracting the average unrecognized compensation cost for the period divided by the average stock price from the unvested RSUs.

Equity Method Investments

We account for investments in entities under the equity method of accounting where we exercise significant influence over the entity but do not meet the requirements for consolidation. Equity method investments, for which we have not elected a fair value option, are initially recorded at cost and subsequently adjusted for our share of net income or loss and cash contributions and distributions each period. We classify distributions received from equity method investees using the cumulative earnings approach. Distributions received up to the cumulative earnings from each equity method investee, including distributions of operating profits, are considered returns on investment and are presented within "Cash flows from operating activities" in our consolidated statement of cash flows. Distributions in excess of cumulative earnings, including those in excess of operating profits, are considered returns of investment and are presented within "Cash flows from investing activities" in our consolidated statement of cash flows.

Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Our impairment analyses can include current plans, intended holding periods and other relevant information available at the time the analyses are prepared. The evaluation of anticipated cash flows is subjective and is based on assumptions that could differ materially from actual results.

Foreign Currency

From time to time we enter into transactions denominated in currencies other than USD. Foreign exchange ("Fx") gains and losses arising on such transactions are recorded as a gain or loss in our consolidated statement of operations. Assets and liabilities denominated in currencies other than USD are translated to USD at the exchange rate prevailing at the reporting date and income, expenses, gains, and losses are translated at the prevailing exchange rate on the dates that they were recorded.

Hedging Instruments and Hedging Activities

Consistent with maintaining our qualification as a REIT, in the normal course of business, we use a variety of derivative financial instruments to manage, or hedge, interest rate and foreign currency risk. Derivatives are used for hedging purposes rather than speculation. There is a gain or loss associated with forward points on our foreign currency hedges, which reflect the interest rate differentials, at the time of entering into the hedge, between the applicable local base rate of our foreign currency investments and the comparable rate in the U.S.

GAAP requires an entity to recognize all derivatives as either assets or liabilities on the balance sheets and to measure those instruments at fair value. To the extent the instrument qualifies for hedge accounting, the fair value adjustments will be recorded as a component of other comprehensive income in stockholders' equity until the hedged item is recognized in earnings. We have not designated any of our derivative instruments as hedges under GAAP and therefore, changes in the fair value of our derivatives are recorded directly in earnings.

We determine fair value of our derivative contracts using quotations from a third-party expert. The fair value is derived by comparing the contracted forward exchange rate to the current market exchange rate, as well as by using a discounted cash flow analysis on the expected cash flows of each derivative. If our hedging activities do not achieve the desired results, reported earnings may be adversely affected.

Income Taxes

We have elected to be taxed as a REIT under Sections 856-859 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, as a dividend to its stockholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its stockholders.

We have elected to treat certain consolidated subsidiaries and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to U.S. federal and state income tax at regular corporate tax rates. Our major tax jurisdictions are U.S. federal, New York State and New York City and the statute of limitations is open for all jurisdictions for the years 2021 through 2025. We do not have any unrecognized tax benefits and do not expect a change in our position for unrecognized tax benefits in the next 12 months.

Secured Debt Arrangements

Secured debt arrangements are accounted for as financing transactions, unless they meet the criteria for sale accounting. Loans financed through a secured debt arrangement remain on our consolidated balance sheets as an asset and cash received from the purchaser is recorded on our consolidated balance sheets as a liability. Interest incurred in accordance with secured debt arrangements is recorded as interest expense.

Securitization/Sale and Financing Arrangements

We periodically sell our financial assets, such as commercial mortgage loans, subordinate loans and other lending assets. In connection with these transactions, we may retain or acquire senior or subordinated interests in the related assets. Gains and losses on such transactions are recognized using the guidance in ASC 860, "Transfers and Servicing," which is based on a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets that meets the criteria for treatment as a sale-legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint, and transferred control an entity recognizes the financial assets it retains and any liabilities it has incurred, derecognizes the financial assets it has sold, and derecognizes liabilities when extinguished. We determine the gain or loss on sale of the assets by allocating the carrying value of the sold asset between the sold asset and the interests retained based on their relative fair values, as applicable. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the sold asset.

When a transfer does not meet the criteria of a sale under ASC 860, we account for such transfer as a secured borrowing on our consolidated balance sheets as both an asset and a non-recourse liability. The non-recourse liability is recorded under "Participations Sold" and the income earned is recorded as interest income and an identical amount is recorded as interest expense on our consolidated statements of operations.

Senior Secured Notes

We include senior secured notes in our consolidated balance sheets as a liability, net of original issue discount and deferred financing costs. Discount or transaction expenses are deferred and amortized through the maturity. Interest paid in accordance with senior secured notes is recorded in interest expense.

Senior Secured Term Loans

We include senior secured term loans (the "Term Loans") in our consolidated balance sheets as a liability, net of original issue discount and deferred financing costs. Discount or transaction expenses are deferred and amortized through the maturity. Interest paid in accordance with the Term Loans is recorded in interest expense.

Convertible Senior Notes

We include convertible senior notes in our consolidated balance sheets as a liability, net of original issue discount. Discounts are deferred and amortized through the maturity of the notes. Additionally, shares issuable under convertible notes are included in diluted earnings per share in our consolidated financial statement if the effect is dilutive, using the "if-converted" method, regardless of settlement intent. Interest paid in accordance with convertible senior notes is recorded in interest expense.

Revenue Recognition

Interest income on our lending assets is accrued based on the actual coupon rate adjusted for accretion of any purchase discounts, the amortization of any purchase premiums and the accretion of any deferred fees, in accordance with GAAP. Loans that are significantly past due may be placed on nonaccrual if we determine it is probable that we will not collect all payments which are contractually due. When a loan is placed on nonaccrual, interest is only recorded as interest income when it's received. Under certain circumstances, we may apply cost recovery under which interest collected on a loan reduces its amortized cost. The cost recovery method will no longer apply if collection of all principal and interest is reasonably assured. A loan may be placed back on accrual status if we determine it is probable that we will collect all payments which are contractually due.

Revenue from real estate owned operations in our consolidated statement of operations represent revenue associated with the operations of hotel properties ("hotel revenue") and rental income from a multifamily property ("rental revenue"). Hotel revenue is recognized when guestrooms are occupied or services have been rendered and are recorded net of any discounts and sales and other taxes collected from customers. Hotel revenues consist of room sales, food and beverage sales and other hotel revenues. Rental revenue consists of base rent net of concessions, if applicable, recognized on a straight-line basis over the term of the lease. We commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and when the leased space is substantially ready for its intended use. The difference between rental revenue earned on a straight-line basis and cash rent received is recorded as a receivable and presented within "other assets" on our condensed consolidated balance sheets.

Gains or losses on the sale of real estate assets, including residential property, are recognized in accordance with ASC 610-20, "Gains and Losses from the Derecognition of Nonfinancial Assets." We use specific identification method to allocate costs.

Share-based Payments

We account for share-based compensation to our independent directors, to the Manager and to employees of the Manager and its affiliates using the fair value-based methodology prescribed by GAAP. Compensation cost related to restricted common stock issued is measured at its fair value at the grant date and amortized into expense over the vesting period on a straight-line basis. We recognize forfeitures of restricted common stock as they occur.

Recent Accounting Pronouncements

In July 2025, the Financial Accounting Standards Board ("FASB") issued ASU 2025-05 "Measurement of Credit Losses for Accounts Receivable and Contract Assets" ("ASU 2025-05"). ASU 2025-05 allows entities to prospectively apply a practical expedient that assumes current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable when estimating expected credit losses. ASU 2025-05 is applicable for reporting periods beginning after December 31, 2025. We do not expect ASU 2025-05 to materially affect our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 "Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires disaggregation of certain expense captions in financial statement disclosures for each interim and annual reporting period. The guidance is effective for annual periods starting after December 15, 2026, and interim periods after December 15, 2027, with early adoption permitted. It is to be adopted on a prospective basis with the option to apply retrospectively. We have not early adopted ASU 2024-03 and are currently evaluating its impact. We do not expect it to materially affect our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 "Improvements to Income Tax Disclosures" ("ASU 2023-09") which intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company has adopted ASU 2023-09, which did not have a material impact on the Company's financial condition, results of operations or financial statement disclosure. Refer to "Note 12 – Income Taxes" for income tax disclosures.

Note 3 – Fair Value Disclosure

GAAP establishes a hierarchy of valuation techniques based on the observability of the inputs utilized in measuring financial instruments at fair value. Market-based or observable inputs are the preferred source of values, followed by valuation models using management's assumptions in the absence of market-based or observable inputs. The three levels of the hierarchy as noted in Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") are described below:

Level I — Quoted prices in active markets for identical assets or liabilities.

Level II — Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level III — Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

While we anticipate that our valuation methods are appropriate and consistent with valuation methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We use inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

Forward Currency Contracts

The fair values of foreign exchange ("Fx") forwards are determined by comparing the contracted forward exchange rate to the current market exchange rate. The current market exchange rates are determined by using market spot rates, forward rates, and interest rate curves for the underlying countries. Our Fx forwards are classified as Level II in the fair value hierarchy.

Interest Rate Hedging Instruments

The fair values of our interest rate caps are determined by using the market standard methodology of discounting the future expected cash receipts that occur when variable interest rates rise above the strike rates of the interest rate caps. The variable interest rates used in the calculation of projected receipts on the interest rate caps are based on a third-party expert's expectation of future interest rates derived from observable market interest rate curves and volatility. Our interest rate caps are classified as Level II in the fair value hierarchy and manage our exposure to variable cash flows on certain of our borrowings. As of December 31, 2025, we held one interest rate cap related to financing on a full service luxury hotel in Washington D.C. ("D.C. Hotel"). As of December 31, 2024, we held two interest rate caps: one related to financing on the D.C. Hotel and one related to our construction financing on a multifamily development property in Brooklyn, NY ("Brooklyn Multifamily Development"). Refer to "Note 5 – Real Estate Owned" and "Note 10 – Derivatives" for further detail.

Loans and Other Lending Assets Held for Sale

Loans and other lending assets are classified as held for sale if there is an intent to sell them in the short-term following the reporting date. These loans are recorded at the lower of amortized cost or fair value, less selling costs, unless the fair value option was elected at the time of origination. If the loan's fair value, less selling costs, is determined to be less than its amortized cost, a fair value adjustment may be recorded through a valuation allowance. Changes in the valuation allowance are recorded within our consolidated statement of operations in the period in which the change occurs.

The fair value of loans held for sale may be estimated using sales of comparable loans as supported by independent market data, or a contractually negotiated sales price. We consider the inputs used to calculate the fair value of loans held for sale as unobservable inputs. Accordingly, we classify the fair value of loans held for sale within Level III of the fair value hierarchy.

As of December 31, 2024, we held a promissory note classified as held for sale. The note's fair value was equal to its amortized cost of $41.2 million and no valuation allowance was recorded. During the second quarter of 2025, we recorded a fair value adjustment of $1.2 million (representing the difference between the note's amortized cost and the note's fair value as of June 30, 2025), which was included within Valuation allowance, loans and other lending assets held for sale on our consolidated statement of operations. The note was subsequently sold during the third quarter of 2025 at a price of 97.0%, upon which we reversed the valuation allowance and recorded an equivalent realized loss within realized loss on investments on our consolidated statement of operations for the year ended December 31, 2025.

During the second quarter of 2024, we sold a commercial mortgage loan collateralized by a hotel property located in Honolulu, HI. The loan was previously classified as held for sale and was sold at a price of 99.5%. We recorded a realized loss of $0.7 million within realized loss on investments on our consolidated statement of operations for the year ended December 31, 2024.

The following table summarizes the levels in the fair value hierarchy into which our assets and liabilities with recurring fair value measurements were categorized as of December 31, 2025 and December 31, 2024 ($ in thousands):

	Fair Value as of December 31, 2025				Fair Value as of December 31, 2024			
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Recurring fair value measurements:								
Foreign currency forwards, net	$ —	$ (26,791)	$ —	$ (26,791)	$ —	$ 57,753	$ —	$ 57,753
Interest rate cap assets	—	—	—	—	—	416	—	416
Note receivable, held for sale	—	—	—	—	—	—	41,200	41,200
Total financial instruments	$ —	$ (26,791)	$ —	$ (26,791)	$ —	$ 58,169	$ 41,200	$ 99,369

Non-recurring Fair Value Measurements

Real Estate Owned

Property acquired through foreclosure or deed-in-lieu of foreclosure is classified as real estate owned and recognized at fair value on our consolidated balance sheet upon acquisition in accordance with ASC Topic 805, "Business Combinations" ("ASC 805"). We are required to record real estate owned, a nonfinancial asset, at fair value on a non-recurring basis in accordance with ASC 820. Under ASC 820, we may utilize the income, market, or cost approach (or combination thereof) to determine the fair value of real estate owned. We deem the inputs used in these approaches to be significant unobservable inputs. Therefore, we classify the fair value of real estate owned within Level III of the fair value hierarchy.

In March 2023, we acquired legal title of a hotel property in Atlanta, GA ("Atlanta Hotel") through a deed-in-lieu of foreclosure. At the time of acquisition, we determined the fair value of the net real estate assets to be $75.0 million, using a combination of market and income approaches. We utilized a discount rate and capitalization rate of 10.5% and 9.5%, respectively. During the second quarter of 2023, the Atlanta Hotel's assets and liabilities were reclassified to held for sale and the fair value of the net real estate assets, less costs to sell, was in excess of our cost basis. During the first quarter of 2024, we determined that the sale to a third party from whom we received an unsolicited offer was no longer probable, and we were not actively marketing the property for sale. Therefore, the Atlanta Hotel no longer met the criteria for held for sale and was reclassified to real estate owned, held for investment. No impairments had been recorded as of December 31, 2025 or December 31, 2024.

In August 2022, we acquired legal title of the Brooklyn Multifamily Development through a deed-in-lieu of foreclosure. We determined the fair value of the real estate assumed to be $270.1 million, based on the market value of the land at the time of acquisition. No impairments had been recorded as of December 31, 2025 or December 31, 2024.

In May 2021, we acquired legal title to the D.C. Hotel through a deed-in-lieu of foreclosure. We assumed the D.C. Hotel's assets and liabilities, including a $110.0 million mortgage loan which we repaid at par. At the time of acquisition, we determined the fair value of the real estate assets to be $154.3 million. No impairments had been recorded as of December 31, 2025 or December 31, 2024.

Refer to "Note 5 – Real Estate Owned" for additional discussion.

Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net

Our loan portfolio was comprised of the following at December 31, 2025 and December 31, 2024 ($ in thousands):

Loan Type	December 31, 2025	December 31, 2024
Commercial mortgage loans, net[1]	$ 8,712,018	$ 6,715,347
Subordinate loans, net	62,198	388,809
Total loans, net	$ 8,774,216	$ 7,104,156
Note receivable, held for sale	—	41,200
Carrying value, net	$ 8,774,216	$ 7,145,356

(1)   Includes $158.7 million and $8.3 million in 2025 and 2024, respectively, of contiguous financing structured as subordinate loans.

Our loan portfolio consisted of 96% and 95% floating rate loans, based on amortized cost, net of Specific CECL Allowance, as of December 31, 2025 and December 31, 2024, respectively.

Activity relating to our loan portfolio for the year ended December 31, 2025 was as follows ($ in thousands):

	Principal Balance	Deferred Fees/Other Items	Specific CECL Allowance	Carrying Value, Net[1]
December 31, 2024	$ 7,550,410	$ (31,718)	$ (342,500)	$ 7,176,192
New loan fundings	$ 3,296,594	$ —	$ —	$ 3,296,594
Add-on loan fundings[2]	$ 899,365	$ —	$ —	$ 899,365
Loan repayments and sale	$ (2,909,414)	$ —	$ —	$ (2,909,414)
Gain (loss) on foreign currency translation	$ 367,271	$ (1,348)	$ —	$ 365,923
Realized loss on investment[3]	$ (7,436)	$ —	$ —	$ (7,436)
Decrease in Specific CECL Allowance	$ —	$ —	$ 4,500	$ 4,500
Deferred fees and other items[4]	$ —	$ (46,986)	$ —	$ (46,986)
Amortization of fees	$ 7,270	$ 26,962	$ —	$ 34,232
December 31, 2025	$ 9,204,060	$ (53,090)	$ (338,000)	$ 8,812,970
General CECL Allowance[5]				$ (38,754)
Carrying value, net				$ 8,774,216

(1)   Includes Note receivable, held for sale as of December 31, 2024. The Note receivable, held for sale was sold during the third quarter of 2025.

(2)   Represents fundings subsequent to loan closing.

(3)   Realized loss on investment includes $6.2 million related to discounted payoff of the Michigan Office Loan (as defined and discussed below) and $1.2 million related to the sale of a promissory note previously recorded as Note receivable, held for sale (refer to Loans and Other Lending Assets Held for Sale in "Note 3 – Fair Value Disclosure").

(4)   Other items primarily consist of purchase discounts or premiums, cost recovery interest, exit fees, and deferred origination expenses.

(5) $5.8 million of the General CECL Allowance is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheet.

The following table details overall statistics for our loan portfolio at the dates indicated ($ in thousands):

	December 31, 2025	December 31, 2024[1]
Number of loans	56	46
Principal balance	$ 9,204,060	$ 7,550,410
Carrying value, net	$ 8,774,216	$ 7,145,356
Unfunded loan commitments[2]	$ 1,037,765	$ 840,627
Weighted-average cash coupon[3]	6.5%	7.5%
Weighted-average remaining fully-extended term[4]	3.2 years	2.5 years
Weighted-average expected term[5]	2.2 years	1.9 years

(1)   Includes Note receivable, held for sale.

(2)   Unfunded loan commitments are primarily funded to finance construction costs, tenant improvements, leasing commissions, or carrying costs. These future commitments are funded over the term of each loan, subject in certain cases to an expiration date.

(3)   For floating rate loans, based on applicable benchmark rates as of the specified dates. For loans placed on nonaccrual, the interest rate used in calculating weighted-average cash coupon is 0%.

(4)   Assumes all extension options are exercised.

(5)   Expected term represents our estimated timing of repayments as of the specified dates. Excludes risk-rated five loans.

Property Type

The table below details the property type of the properties securing the loans in our portfolio at the dates indicated ($ in thousands):

Property Type	December 31, 2025		December 31, 2024	
	Carrying Value	% of Portfolio[1]	Carrying Value	% of Portfolio[1]
Residential[2]	$ 2,315,975	26.3%	$ 1,556,819	21.8%
Office	2,064,821	23.4	1,756,965	24.6
Hotel	1,770,331	20.1	1,575,270	22.1
Industrial	1,026,213	11.6	399,546	5.6
Data Centers	560,699	6.4	—	—
Retail	323,327	3.7	946,017	13.3
Mixed Use	302,544	3.4	363,211	5.1
Other[3]	449,060	5.1	537,164	7.5
Total	$ 8,812,970	100.0%	$ 7,134,992	100.0%
General CECL Allowance[4]	(38,754)		(30,836)	
Total Carrying Value, net	$ 8,774,216		$ 7,104,156	

(1)   Percentage of portfolio calculations are made prior to consideration of General CECL Allowance.

(2)   Includes multifamily (11.4%), senior housing (7.7%), student housing (5.0%), and residential-for-sale (2.2%) in 2025 and multifamily (4.7%), senior housing (4.7%), student housing (4.6%), residential-for-sale (5.5%), and vacation rentals (2.3%) in 2024.

(3)   Other property types include urban predevelopment (2.6%) and pubs (2.5%) in 2025, and urban predevelopment (1.9%), pubs (2.9%), and caravan parks (2.7%) in 2024.

(4) $5.8 million and $5.9 million of the General CECL Allowance for 2025 and 2024, respectively, is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

Geography

The table below details the geographic distribution of the properties securing the loans in our portfolio at the dates indicated ($ in thousands):

	December 31, 2025		December 31, 2024	
Geographic Location	Carrying Value	% of Portfolio[1]	Carrying Value	% of Portfolio[1]
United Kingdom	$ 2,603,388	29.5%	$ 2,423,856	33.9%
New York City	1,616,025	18.3	1,539,995	21.6
Other Europe[2]	1,178,074	13.4	1,265,344	17.7
Southeast	973,051	11.0	511,742	7.2
West	824,486	9.4	489,008	6.9
Midwest	754,115	8.6	560,436	7.9
Other[3]	863,831	9.8	344,611	4.8
Total	$ 8,812,970	100.0%	$ 7,134,992	100.0%
General CECL Allowance[4]	(38,754)		(30,836)	
Total Carrying Value, net	$ 8,774,216		$ 7,104,156	

(1) Percentage of portfolio calculations are made prior to consideration of General CECL Allowance.
(2) Other Europe includes Germany (7.9%), Sweden (3.0%), Italy (2.2%) and the Netherlands (0.3%) in 2025 and Germany (8.4%), Sweden (3.1%), Italy (2.4%), the Netherlands (0.3%), and Spain (3.5%) in 2024.
(3) Other includes Southwest (4.2%), Northeast (3.5%), Mid-Atlantic (1.7%) and Other (0.4%) in 2025 and Southwest (1.5%), Northeast (0.6%), Mid-Atlantic (1.4%), and Other (1.3%) in 2024.
(4) $5.8 million and $5.9 million of the General CECL Allowance for 2025 and 2024, respectively, is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

Risk Rating

We assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, loan to value ("LTV") ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan, and project sponsorship. We apply these various factors on a case-by-case basis depending on the facts and circumstances for each loan, and the different factors may be given different weightings in different situations. This review is performed quarterly. Based on a 5-point scale, our loans are rated "1" through "5," from less risk to greater risk, which ratings are defined as follows:

1. Very low risk
2. Low risk
3. Moderate/average risk
4. High risk/potential for loss: a loan that has a risk of realizing a principal loss
5. Impaired/loss likely: a loan that has a high risk of realizing principal loss, has incurred principal loss, or an impairment has been recorded

The following tables present the carrying value of our loan portfolio by year of origination and internal risk rating and gross write-offs by year of origination as of December 31, 2025 and December 31, 2024, respectively ($ in thousands):

				December 31, 2025					
				Amortized Cost[1] by Year Originated					
Risk Rating	Number of Loans	Total	% of Portfolio	2025	2024	2023	2022	2021	Prior
1	—	$ —	— %	$ —	$ —	$ —	$ —	$ —	$ —
2	1	654,594	7.4%	$ —	$ —	$ —	$ 654,594	$ —	$ —
3	51	7,918,714	89.9%	$ 3,459,542	$ 1,319,897	$ 559,238	$ 675,090	$ 1,051,358	$ 853,589
4	1	73,112	0.8%	$ —	$ —	$ —	$ —	$ —	$ 73,112
5	3	166,550	1.9%	$ —	$ —	$ —	$ —	$ —	$ 166,550
Total	56	$ 8,812,970	100.0%	3,459,542	1,319,897	559,238	1,329,684	1,051,358	1,093,251
General CECL Allowance[2]		(38,754)							
Total loans, net		$ 8,774,216							
Weighted-Average Risk Rating		3.0							
Gross write-offs		$ 6,200		$ —	$ —	$ —	$ —	$ —	$ 6,200

				December 31, 2024					
				Amortized Cost[1] by Year Originated					
Risk Rating	Number of Loans	Total	% of Portfolio	2024	2023	2022	2021	2020	Prior
1	—	$ —	—%	$ —	$ —	$ —	$ —	$ —	$ —
2	3	560,180	7.9%	—	—	547,851	12,329	—	—
3	37	6,169,860	86.4%	1,218,189	649,599	1,549,750	1,173,982	397,972	1,180,368
4	2	279,732	3.9%	—	—	—	—	—	279,732
5	3	125,220	1.8%	—	—	—	—	27,881	97,339
Total	45	$ 7,134,992	100.0%	$ 1,218,189	$ 649,599	$ 2,097,601	$ 1,186,311	$ 425,853	$ 1,557,439
General CECL Allowance[2]		(30,836)							
Total loans, net		$ 7,104,156							
Weighted-Average Risk Rating		3.0							
Gross write-offs		$ 127,512		$ —	$ —	$ 127,512	$ —	$ —	$ —

(1) Net of Specific CECL Allowance.

(2) $5.8 million and $5.9 million of the General CECL Allowance for 2025 and 2024, respectively, is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

CECL

In accordance with ASC Topic 326 "Financial Instruments – Credit Losses" ("ASC 326"), which we refer to as the "CECL Standard," we record allowances for loans and held-to-maturity debt securities that are deducted from the carrying amount of the assets to present the net carrying value of the amounts expected to be collected on the assets. We record loan specific allowances as a practical expedient under the CECL Standard ("Specific CECL Allowance"), which we apply to assets that are collateral dependent and where the borrower or sponsor is experiencing financial difficulty. For the remainder of the portfolio, we record a general allowance ("General CECL Allowance," and together with the Specific CECL Allowance, "CECL Allowances") on a collective basis by assets with similar risk characteristics. We have elected to use the weighted-average remaining maturity ("WARM") method in determining a General CECL Allowance for a majority of our portfolio. In the future, we may use other acceptable methods, such as a probability-of-default/loss-given-default method.

The following table summarizes changes in CECL Allowances for the year ended December 31, 2025 ($ in thousands):

	Specific CECL Allowance[1]	General CECL Allowance			Total CECL Allowance	CECL Allowance as % of Amortized Cost	
		Funded	Unfunded	Total		General[1]	Total
December 31, 2024	$ 342,500	$ 30,836	$ 5,948	$ 36,784	$ 379,284	0.52%	5.07%
Changes:							
Allowances (Reversals), net	1,700	7,918	(189)	7,729	9,429		
Write-offs	(6,200)	—	—	—	(6,200)		
December 31, 2025	$ 338,000	$ 38,754	$ 5,759	$ 44,513	$ 382,513	0.51%	4.18%

(1) Loans evaluated for Specific CECL Allowance are excluded from General CECL Allowance pool.

The following table summarizes changes in CECL Allowances for the year ended December 31, 2024 ($ in thousands):

	Specific CECL Allowance[1]	General CECL Allowance			Total CECL Allowance	CECL Allowance as % of Amortized Cost	
		Funded	Unfunded	Total		General[1]	Total
December 31, 2023	$ 193,000	$ 26,482	$ 4,017	$ 30,499	$ 223,499	0.38%	2.61%
Changes:							
Allowances (Reversals), net	277,012	4,354	1,931	6,285	283,297		
Write-offs	(127,512)	—	—	—	(127,512)		
December 31, 2024	$ 342,500	$ 30,836	$ 5,948	$ 36,784	$ 379,284	0.52%	5.07%

(1) Loans evaluated for Specific CECL Allowance are excluded from General CECL Allowance pool.

General CECL Allowance

In determining the General CECL Allowance using the WARM method, an annual historical loss rate, adjusted for macroeconomic estimates, is applied to the amortized cost of an asset, or pool of assets, over each subsequent period for the assets' remaining expected life. We considered various factors including (i) historical loss experience in the commercial real estate lending market, (ii) timing of expected repayments and satisfactions, (iii) expected future funding, (iv) capital subordinate to us when we are the senior lender, (v) capital senior to us when we are the subordinate lender, and (vi) our current and future view of the macroeconomic environment for a reasonable and supportable forecast period. The CECL Standard requires the use of significant judgment to arrive at an estimated credit loss. There is significant uncertainty related to future macroeconomic conditions, including inflation, labor shortages and interest rates.

We derive an annual historical loss rate based on a commercial mortgage-backed securities ("CMBS") database with historical losses from 1998 through the fourth quarter of 2025 provided by a third party, Trepp LLC ("Trepp"). We apply various filters to arrive at a CMBS dataset most analogous to our current portfolio from which to determine an appropriate historical loss rate. The annual historical loss rate is further adjusted to reflect our expectations of the macroeconomic environment for a reasonable and supportable forecast period of eight quarters. In assessing the macroeconomic environment, we consider macroeconomic factors, including unemployment rate, commercial real estate prices, and market liquidity. We compare the historical data for each metric to historical commercial real estate losses in order to determine the correlation of the data. We use projections, obtained from third-party service providers, of each factor to approximate the impact the macroeconomic outlook may have on our loss rate.

The General CECL Allowance on subordinate loans is calculated by incorporating both the loan balance of the position(s) of the structurally senior third-party lender(s) and the balance of our subordinate loan(s). The subordinate loans, by virtue of being the first loss position, are required to absorb losses prior to the senior position(s) being impacted, resulting in a higher percentage allowance attributable to the subordinate loan. The General CECL Allowance on unfunded loan commitments is time-weighted based on our expected commitment to fund such obligations. The General CECL Allowance on unfunded commitments is recorded as a liability on our consolidated balance sheets within accounts payable, accrued expenses and other liabilities. The considerations in estimating our General CECL allowance for unfunded loan commitments are similar to those used for the related outstanding loans receivable.

Additionally, we have made an accounting policy election to exclude accrued interest receivable from the amortized cost basis of the related commercial mortgage loans and subordinate loans and other lending assets in determining the General CECL Allowance, as any uncollectible accrued interest receivable is written off in a timely manner. As of December 31, 2025 and December 31, 2024, accrued interest receivable was $70.8 million and $58.5 million, respectively, and included within other assets on our consolidated balance sheets.

The following table sets forth our General CECL Allowance as of December 31, 2025 and December 31, 2024 ($ in thousands):

	December 31, 2025		December 31, 2024	
Funded commitments	$	38,754	$	30,836
Unfunded commitments[1]		5,759		5,948
Total General CECL Allowance	$	44,513	$	36,784

---

(1)   The General CECL Allowance on unfunded commitments is recorded as a liability on our consolidated balance sheets within accounts payable, accrued expenses and other liabilities.

Our General CECL Allowance increased by $7.7 million and $6.3 million during the years ended December 31, 2025 and 2024, respectively. The increases were primarily related to loan originations and the impacts of extending our expected loan repayment dates.

Specific CECL Allowance

For collateral-dependent loans where we have deemed the borrower/sponsor to be experiencing financial difficulty and a more than moderate/average risk of realizing a principal loss, we have elected to apply a practical expedient in accordance with the CECL Standard in which the fair value of the underlying collateral is compared to the amortized cost of the loan in determining a Specific CECL Allowance. The Specific CECL Allowance is determined as the difference between the fair value of the underlying collateral and the carrying value of the loan (prior to the Specific CECL Allowance). When the repayment or satisfaction of a loan is dependent on a sale, rather than operations, of the collateral, the fair value is adjusted for the estimated cost to sell the collateral. Collateral-dependent loans evaluated for a Specific CECL Allowance are removed from the General CECL Allowance pool. The fair value of the underlying collateral is determined by using method(s) such as discounted cash flow, the market approach, or direct capitalization approach. The key unobservable inputs used to determine the fair value of the underlying collateral may vary depending on the information available to us and market conditions as of the valuation date.

We regularly evaluate the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. The Specific CECL Allowance is evaluated on a quarterly basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and/or (iii) the liquidation value of the underlying collateral. We also evaluate the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, we consider the overall economic environment, real estate sector and geographic sub-market in which the borrower operates. Such impairment analysis is completed and reviewed by asset management and finance personnel who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections and (iii) current credit spreads and discussions with market participants.

The following table summarizes our risk rated 5 loans as of December 31, 2025, which were analyzed for Specific CECL Allowances ($ in thousands):

Type	Property type	Location	Amortized cost prior to Specific CECL Allowance		Specific CECL Allowance		Amortized cost		Interest recognition status/ as of date	Risk Rating
Mortgage	Retail[1][2]	Cincinnati, OH	$	163,169	$	67,000	$	96,169	Nonaccrual/ 10/1/2019	5
Mezzanine	Residential[3]	Manhattan, NY		295,881		268,000		27,881	Nonaccrual/ 7/1/2021	5
Mortgage	Hotel[4]	Chicago, IL		45,500		3,000		42,500	Nonaccrual/ 12/31/2025	5
Total			$	504,550	$	338,000	$	166,550		

(1) The fair value of retail collateral was determined by applying a capitalization rate of 9.0%.

(2) In September 2018, we entered a joint venture with Turner Consulting II, LLC ("Turner Consulting"), through an entity which owns the underlying property that secures our loan. Turner Consulting contributed 10% of the venture's equity and we contributed 90%. The entity was deemed to be a variable interest entity ("VIE"), and we determined that we are not the primary beneficiary of that VIE as we do not have the power to direct the entity's activities. During the third quarter of 2025, the loan's maturity was extended from September 2025 to September 2026. As of the years ended December 31, 2025 and 2024, our equity interest in the joint venture was zero.

(3) The fair value of the residential collateral was determined by making certain projections and assumptions with respect to future performance and a discount rate of 10%. Any future change to the Specific CECL Allowance will be based upon a number of factors, including but not limited to the continued assessment of both the potential nominal value of remaining inventory as well as the expected sales velocity.

(4) The fair value of the hotel collateral was determined based on the purchase price of the property, less costs to sell, proposed in a letter of intent to purchase the hotel from the borrower.

For the year ended December 31, 2025, we recorded a net decrease in our Specific CECL Allowance of $4.5 million. This net decrease was comprised of a Specific CECL Allowance on our Chicago Hotel Loan (defined below) offset by a reversal and write-off of a Specific CECL Allowance on our Michigan Office Loan (defined below).

Chicago Hotel

During the three months ended December 31, 2025, we recorded a Specific CECL Allowance of $3.0 million on a commercial mortgage loan secured by a hotel property in Chicago, IL (the "Chicago Hotel Loan"). The borrower received a letter of intent to purchase the hotel at a purchase price below the loan's adjusted amortized cost. We recorded an allowance representing the difference between the purchase price of the property, less costs to sell, and amortized cost less cash reserves available to repay our loan.

Michigan Office

During 2024, we recorded a Specific CECL Allowance of $7.5 million on a subordinate loan secured by a pledge of the equity interest in the entity that owns a Class A office building in Troy, MI (the "Michigan Office Loan"), representing a full reserve against the loan's amortized cost basis. During the three months ended September 30, 2025, we reached a discounted payoff agreement with the borrower and received proceeds of $1.3 million. We reversed $1.3 million of our Specific CECL Allowance and recorded a $6.2 million realized loss on investments on our consolidated statement of operations for the year ended December 31, 2025.

For the year ended December 31, 2024, we recorded a net increase in our Specific CECL Allowance of $149.5 million related to two of our subordinate loans. This increase consisted of a $142.0 million allowance recorded for a mezzanine loan secured by an ultra-luxury residential property in Manhattan, NY, and the $7.5 million allowance for the Michigan Office Loan mentioned above. Additionally, we recorded an increase and subsequent write-off of $127.5 million of our Specific CECL Allowance related to the Massachusetts Healthcare Loan (as defined in "Note 6 – Other Assets"). The $127.5 million write-off was recorded as a realized loss within net realized loss on investments in our December 31, 2024 consolidated statement of operations.

Loan Modifications Pursuant to ASC 326

During the twelve months ended December 31, 2025, we provided the following loan modifications that require disclosure pursuant to ASC 326.

During the three months ended December 31, 2025, in conjunction with the mezzanine lender taking title and committing additional equity to the underlying property, we agreed to modify our commercial mortgage loan secured by an office property in Manhattan, NY. The loan's final maturity date was extended from April 2027 to December 2030 and the interest rate was modified to a fixed rate of 3.0%. The interest rate will step up to 5.0% and 6.0% during the first and second extension terms, respectively. The modification was deemed to be more than minor and therefore will be treated as a new loan. The new loan is performing pursuant to its modified contractual terms, and the loan's risk rating is 3 as of December 31, 2025.

During the three months ended September 30, 2025, we modified our commercial mortgage loan secured by an office property in London, UK. The loan's final maturity date was extended from August 2025 to March 2028. In conjunction with the borrower injecting additional equity in the underlying property, we upsized the total commitment of the loan by $77.4 million to finance future leasing costs, as necessary. Additionally, the loan's terms were modified to include a PIK interest component on the upsize accruing at a fixed rate of 10.0% for interest not received in cash. The loan is performing pursuant to its modified contractual terms, and the loan's risk rating remains a 3 as of December 31, 2025.

During the three months ended June 30, 2025, we modified our commercial mortgage loan secured by an office property in Berlin, Germany. The loan's final maturity date was extended from August 2026 to June 2030 allowing for a component of interest to be paid in-kind. The loan is performing pursuant to its modified contractual terms, and the loan's risk rating was upgraded from a 4 to a 3.

As of December 31, 2025 and December 31, 2024, the aggregate amortized cost basis of these modified receivables was $717.7 million and $634.2 million, respectively, or 8.1% and 8.8% of our aggregate commercial mortgage loans and subordinate loans by amortized cost, respectively. Unfunded commitments related to these loans as of December 31, 2025 and December 31, 2024 were $175.2 million and $15.7 million, respectively.

Nonaccrual and Past Due Loans

We cease accruing interest on loans if we deem the interest to be uncollectible with any previously accrued uncollected interest on the loan charged to interest income in the same period. The amortized cost basis, net of Specific CECL Allowance, for loans on nonaccrual was $312.7 million and $486.8 million as of December 31, 2025 and December 31, 2024, respectively.

Under certain circumstances, we may apply the cost recovery method under which interest collected on a loan reduces the loan's amortized cost. For the years ended December 31, 2025 and 2024, we received $1.2 million and $9.1 million, respectively, in interest that reduced amortized cost under the cost recovery method.

As of December 31, 2025 and December 31, 2024, the amortized cost basis, net of Specific CECL Allowance, for loans that are past due 90 days or more as to principal or interest, was $270.2 million and $486.8 million, respectively. As of December 31, 2025 and December 31, 2024, there were no loans with accrued interest between 30 and 89 days past due.

<u>*Manhattan Residential — 111 West 57th Street*</u>

During the quarter ended June 30, 2025, the third-party mortgage, which was senior to our mezzanine positions secured by an ultra-luxury residential property in Manhattan, NY, was repaid in full. Accordingly, our Senior Mezzanine A Loan and a portion of our Senior Mezzanine Loan were restructured into a mortgage loan (the "Senior Loan") as we are now the sole lender in the capital structure. The Senior Loan remains on nonaccrual status subsequent to the restructuring. During the quarter ended December 31, 2025, the final maturity dates of the Senior Loan and our mezzanine positions were extended from November 2025 to November 2026.

Pre-payment penalties, accelerated fees, and Paid-In-Kind ("PIK") interest

We recognized $2.9 million, $7.4 million, and $0.4 million in pre-payment penalties and accelerated fees for the years ended December 31, 2025, 2024 and 2023, respectively.

We recognized PIK interest of $8.1 million for the year ended December 31, 2025. There was no recognized PIK interest for the years ended December 31, 2024 and 2023.

During the year ended December 31, 2023, we recorded $3.1 million of interest income related to a subordinate risk retention interest in a securitization vehicle. The subordinate risk retention interest was repaid in full during the third quarter of 2023.

During 2022, one of our commercial mortgage loans collateralized by an office building located in London, United Kingdom was not repaid upon its contractual maturity, triggering an event of default. To provide the borrower with additional time to refinance the loan, we agreed to a conditional waiver of the event of default, and modified the terms of the loan agreement to include (i) a short term extension and (ii) default interest of 2.0%, which we commenced accruing in addition to our contractual rate. In 2023, the first mortgage loan, including participations sold, was fully satisfied, including all contractual and default interest accrued to date, which was approximately $0.7 million.

Loan Sales

From time to time, we may enter into sale transactions with other parties. All sale transactions are evaluated in accordance with ASC Topic 860, "Transfers and Servicing" ("ASC 860").

In November 2025, we originated a $250.0 million commercial mortgage loan, which included a $111.3 million contiguous subordinate loan, as well as a $30.1 million mezzanine loan secured by a multifamily property located in Manhattan, NY. In December 2025, we sold our interest in the $30.1 million mezzanine loan. We evaluated the transaction under ASC 860 and determined the sale met the criteria for sale accounting. We recorded no gain or loss related to this transaction.

In February 2025, we originated a $114.0 million commercial mortgage loan secured by a multifamily property located in Miami, FL, which included a $24.0 million contiguous subordinate loan. In March 2025, we sold our interest in the $24.0 million subordinate loan. We evaluated the transaction under ASC 860 and determined the sale met the criteria for sale accounting. We recorded no gain or loss related to this transaction.

During 2024, we sold a commercial mortgage loan collateralized by a hotel property located in Honolulu, HI. The loan was previously classified as held for sale and was sold at a price of 99.5%. Upon selling the commercial mortgage loan, we reversed the previously recorded valuation allowance and recorded a realized loss of $0.7 million included within realized loss on investments on our consolidated statement of operations for the year ended December 31, 2024.

During 2023, we sold our entire interests in three commercial mortgage loans secured by various properties in Europe, with aggregate commitments of €205.7 million ($219.0 million assuming conversion into USD, of which €115.0 million or $122.4 million assuming conversion into USD, was funded at the time of sale). Additionally, we sold a partial interest of £15.0 million ($18.2 million assuming conversion into USD) in a commercial mortgage loan secured by a mixed-use property located in London, United Kingdom. These sales were made to entities managed by affiliates of the Manager. We evaluated the transaction under ASC 860 and determined the sale of our entire interests and the sale of the partial interest met the criteria for sale accounting. In connection with these sales, we recorded a net gain of approximately $0.2 million within net realized loss on investments on our consolidated statement of operations for the year ended December 31, 2023.

Note 5 – Real Estate Owned

Real Estate Owned, Held for Investment

As of December 31, 2025, assets and liabilities related to real estate owned, held for investment consisted of three properties: the D.C. Hotel, a full-service luxury hotel in Washington, D.C., the Brooklyn Multifamily Development, a multifamily development property located in downtown Brooklyn, NY, and the Atlanta Hotel, a hotel in Atlanta, GA.

Property acquired through foreclosure or deed-in-lieu of foreclosure is classified as real estate owned and recognized at fair value on our consolidated balance sheet upon acquisition in accordance with ASC 805. As real estate owned is a nonfinancial asset, it is recorded at fair value on a non-recurring basis in accordance with ASC 820.

Refer to "Note 3 – Fair Value Disclosure" for full discussion of non-recurring fair value measurements.

D.C. Hotel

In 2021, we acquired legal title to the D.C. Hotel, which previously secured two subordinate loans, through a deed-in-lieu of foreclosure. In accordance with ASC 805, we consolidated the hotel's assets and liabilities at their respective fair values.

In June 2024, we obtained a $73.7 million mortgage secured by the D.C. Hotel. The mortgage includes an interest rate of term one-month SOFR + 3.00% and current maturity of July 2026, with an option to extend for one year, contingent upon meeting certain conditions. The mortgage agreement contains covenants requiring our unencumbered liquidity be greater than $10.0 million and our net worth be greater than $200.0 million. Under these covenants, our General CECL Allowance is added back to our net worth calculation. As of both December 31, 2025 and December 31, 2024, we were in compliance with these covenants.

To manage our exposure to variable cash flows on our borrowings under this mortgage, we entered into an interest rate cap in June 2024. As of both December 31, 2025 and December 31, 2024, the fair value of the interest rate cap was de minimis. Refer to "Note 10 – Derivatives" for full detail.

We recorded net profit from the hotel's operations of $9.5 million, $12.1 million and $7.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Brooklyn Multifamily Development

In 2022, we acquired legal title of a multifamily development property in downtown Brooklyn, NY, through a deed-in-lieu of foreclosure. The transaction was accounted for as an asset acquisition in accordance with ASC 805, and we recorded the real estate assumed at a fair value based on the market value of the property as of the date of acquisition.

Upon taking title, we concurrently contributed the property to a joint venture with a third-party real estate developer. The entity was deemed to be a VIE, of which we were determined to be the primary beneficiary. Through our wholly owned subsidiaries, we hold a 100% equity ownership interest in the joint venture and our partner is only entitled to profit upon achievement of certain returns under our joint venture agreement.

Additionally, upon taking title, we obtained $388.4 million ($164.8 million funded at close) in construction financing on the property. As of December 31, 2025 and December 31, 2024, the carrying value of the construction financing included within debt related to real estate owned, held for investment, net on our consolidated balance sheets was $351.4 million, net of $0.7 million in deferred financing costs and $252.0 million, net of $2.0 million in deferred financing costs, respectively.

The construction financing includes an interest rate of SOFR +2.55%, and current maturity of August 2026, with an option to extend for one year, contingent upon meeting certain conditions. The construction financing agreement contains covenants requiring our unencumbered liquidity be greater than $75.0 million and our net worth be greater than $600.0 million. During the fourth quarter of 2025, the unencumbered liquidity covenant was revised from $100.0 million to $75.0 million due to the property reaching substantial completion. Under these covenants, our General CECL Allowance is added back to our net worth calculation. As of both December 31, 2025 and December 31, 2024, we were in compliance with these covenants.

To manage our exposure to variable cash flows on our borrowings under this construction financing, we entered into an interest rate cap in September 2023. The interest rate cap was extended by one year in September 2024 and matured on October 1, 2025. As of December 31, 2024, the fair value of the interest rate cap was $0.4 million and recorded within derivative assets, net on our consolidated balance sheet. Refer to "Note 10 – Derivatives" for full detail.

We capitalized construction and financing costs of $93.2 million, $166.7 million and $71.5 million during the years ended December 31, 2025, 2024 and 2023, respectively.

During the third and fourth quarters of 2025, components of the property reached substantial completion stage and residential units in these components were held available for occupancy. As such, we accounted for these components as separate projects, ceased capitalizing expenses associated with these projects and started recording depreciation for such projects. Direct and indirect costs attributable to the remainder of the property, which is still undergoing construction, continue to be capitalized.

In accordance with ASC 842, leases at the Brooklyn Multifamily Development are classified as operating leases, accordingly rental revenue is recognized using the straight-line method over the lease terms. We recorded rental income from the property's operations of $2.5 million and expenses of $3.8 million for the year ended December 31, 2025.

There were $1.0 million of rent receivables included in other assets on the consolidated balance sheets as of December 31, 2025.

Atlanta Hotel

In March 2023, we acquired legal title of the Atlanta Hotel through a deed-in-lieu of foreclosure, and we consolidated the hotel's assets and liabilities at their respective fair values in accordance with ASC 805. The hotel was subsequently classified as held for sale during the second quarter of 2023.

As of March 31, 2024, the Atlanta Hotel no longer met the criteria to be classified as held for sale under ASC 360. In accordance with ASC 360, the REO Fixed Assets were reclassified to their carrying value before classifying as held for sale in June 2023. On the date of reclassification, March 31, 2024, we recorded $3.6 million in depreciation, representing the amount that would have been recorded had the asset remained as held for investment. All other assets and liabilities were reclassified to the corresponding line items on our consolidated balance sheet. No realized gain or loss was recorded in connection with this reclassification.

For the years ended December 31, 2025, 2024 and 2023, we recorded net profit/(loss) from the hotel's operations of $0.2 million, $(0.8) million and $3.5 million, respectively.

The following table presents the REO assets and liabilities included on our consolidated balance sheets ($ in thousands):

		December 31, 2025		December 31, 2024
Assets				
Land	$	296,595	$	296,595
Building [1]		550,996	$	458,025
Furniture, fixtures, and equipment		29,795	$	21,288
Accumulated Depreciation		(34,438)	$	(23,265)
Total real estate owned, held for investment	$	842,947	$	752,643
Liabilities				
Loan Payable		425,799		327,662
Less: Deferred financing costs		(1,096)		(3,075)
Total debt related to real estate owned	$	424,703	$	324,587

(1)   Includes construction-in-progress of $267.5 million and $458.0 million as of December 31, 2025 and 2024, respectively.

The following table presents the real estate owned operations and net income included in our consolidated statements of income ($ in thousands):

		Year Ended December 31,				
		2025		2024		2023
Hotel Revenue	$	102,359	$	104,689	$	92,419
Rental Income		2,538		—		—
Revenue from real estate owned operations		104,897		104,689		92,419
Operating expense		(85,213)		(81,683)		(72,759)
Depreciation expense		(11,173)		(11,668)		(8,248)
Net income from real estate owned		8,511		11,338		11,412

Note 6 – Other Assets

The following table details the components of our other assets at the dates indicated ($ in thousands):

		December 31, 2025		December 31, 2024
Interest receivable	$	70,833	$	58,470
Collateral deposited under derivative agreements		27,440		—
Loan proceeds held by servicer[1]		4,151		50,843
Equity method investment[2]		23,764		20,073
Other[3]		17,791		8,641
Total	$	143,979	$	138,027

(1)   Includes loan principal, interest, and other fees held by our third-party servicers as of the balance sheet date and remitted during subsequent remittance cycle.

(2)   Relates to our former Massachusetts Healthcare Loan as discussed below (see "Massachusetts Healthcare").

(3)   Includes $16.1 million and $7.7 million of other assets from Real Estate Owned, Held for Investment as of December 31, 2025 and December 31, 2024, respectively. Refer to "Note 5 – Real Estate Owned" for additional information.

Massachusetts Healthcare

In 2022, we and other Apollo-managed entities ("Apollo Co-Lenders") co-originated a first mortgage loan ("Massachusetts Healthcare Loan") secured by eight hospitals in Massachusetts. During the third quarter of 2024, we and the Apollo Co-Lenders, through a joint venture ("Massachusetts Healthcare JV"), acquired title to one of the eight hospitals (St. Elizabeth's Medical Center) that previously secured the Massachusetts Healthcare Loan. During the same period, the hospital was taken by eminent domain by the Commonwealth of Massachusetts (the "Commonwealth"). Refer to "Note 16 – Commitments and Contingencies" for additional information regarding the Commonwealth's taking of the hospital and the associated lawsuit against the Commonwealth.

Additionally in the third quarter of 2024, guarantors made a guaranty payment on the Massachusetts Healthcare Loan, and the Borrowers transferred the deeds of the remaining seven hospitals into escrow, thereby releasing the borrowers from their obligation under the loan agreement. As a result, during the third quarter of 2024, we recorded a $127.5 million realized loss on investments in relation to the Massachusetts Healthcare Loan. During the fourth quarter of 2024, five of the seven hospitals were sold to third parties and the proceeds were allocated among us and other Apollo Co-Lenders based on our pro-rata interests in the Massachusetts Healthcare Loan. As of December 31, 2024, $20.1 million remained in other assets on our consolidated balance sheet related to our allocation of fair value of the two unsold hospitals. During the first quarter of 2025, the Massachusetts Healthcare JV took title of the two unsold hospitals.

For the year ended December 31, 2025, we contributed $6.0 million to the Massachusetts Healthcare JV. Additionally, our allocation of income from the Massachusetts Healthcare JV for the year ended December 31, 2025 was $15.4 million recorded within income from equity method investment, net on our consolidated statement of operations. Our allocation of income includes a $17.4 million gain on litigation settlement representing $18.1 million of additional proceeds received from the Commonwealth net of associated legal expenses. Refer to "Note 16 – Commitments and Contingencies" for additional information. As of December 31, 2025, our equity method investment in the Massachusetts Healthcare JV was $23.8 million, and recorded in other assets on our consolidated balance sheet.

Note 7 – Secured Debt Arrangements, Net

We utilize secured debt arrangements to finance the origination activity in our loan portfolio. Our secured debt arrangements are comprised of secured credit facilities, a private securitization, and a revolving credit facility.

During the year ended December 31, 2025, we entered into two new secured credit facilities with Morgan Stanley and new secured credit facilities with Atlas ("Atlas Facility - GBP, EUR," together with Atlas Facility - USD, "Atlas Facilities") and Barclays, which collectively provide $1.4 billion of additional borrowing capacity. Furthermore, we have fully repaid all borrowings outstanding under the HSBC, MUFG Securities and Churchill facilities.

Our borrowings under secured debt arrangements as of December 31, 2025 and December 31, 2024 are detailed in the following table ($ in thousands):

	December 31, 2025			December 31, 2024		
	Maximum Amount of Borrowings[1]	Borrowings Outstanding[1]	Maturity [2]	Maximum Amount of Borrowings[1]	Borrowings Outstanding[1]	Maturity [2]
JPMorgan Facility - USD[3]	$ 2,000,000	$ 1,905,928	March 2030[4]	$ 1,500,000	$ 1,033,504	September 2026
Morgan Stanley Facility - GBP, EUR	587,300	300,097	April 2033	—	—	N/A
Morgan Stanley Facility - USD	450,000	378,435	April 2031	—	—	N/A
Atlas Facility - USD[5]	800,000	485,340	March 2027[6]	800,000	462,886	March 2027[6]
Atlas Facility - GBP, EUR	455,928	455,929	August 2028	—	—	N/A
HSBC Facility - GBP[7]	—	—	N/A	377,483	377,483	May 2025
HSBC Facility - EUR[7]	—	—	N/A	250,162	250,162	January 2026[8]
Barclays Facility - USD	600,000	461,850	March 2030[9][10]	500,000	321,546	March 2027[9]
Barclays Facility - GBP	167,830	124,550	February 2029	—	—	N/A
Goldman Sachs Facility - GBP	465,063	449,139	June 2029	458,804	373,706	May 2029
Goldman Sachs Facility - USD	300,000	146,233	November 2028[11]	—	—	N/A
Deutsche Bank Facility - USD[3][12]	200,000	25,800	March 2028[12]	700,000	123,434	March 2026
Santander Facility - USD[13]	—	—	N/A	300,000	—	February 2026
MUFG Securities Facility - GBP[14]	—	—	N/A	171,972	171,972	November 2025[9]
Churchill Facility - USD[15]	—	—	N/A	130,000	121,289	April 2026
Total Secured Credit Facilities	6,026,121	4,733,301		5,188,421	3,235,982	
Barclays Private Securitization - GBP, EUR, SEK	1,543,925	1,543,925	January 2028[8]	1,587,780	1,587,780	May 2027[8]
Revolving Credit Facility[16]	275,000	—	August 2028[17]	160,000	—	March 2026
Total Secured Debt Arrangements	7,845,046	6,277,226		6,936,201	4,823,762	
Less: deferred financing costs	N/A	(8,676)		N/A	(8,789)	
Total Secured Debt Arrangements, net[18][19][20]	$ 7,845,046	$ 6,268,550		$ 6,936,201	$ 4,814,973	

(1) As of December 31, 2025, British Pound Sterling ("GBP"), Euro ("EUR"), and Swedish Krona ("SEK") borrowings were converted to USD at a rate of 1.35, 1.17, and 0.11, respectively. As of December 31, 2024, GBP, EUR and SEK borrowings were converted to USD at a rate of 1.25, 1.04 and 0.09, respectively.

(2) Maturity date assumes extensions at our option are exercised with consent of financing providers, where applicable.

(3) The JPMorgan Facility and Deutsche Bank Facility enable us to elect to receive advances in USD, GBP, or EUR.

(4) The JPMorgan Facility final maturity was extended to March 31, 2030 during the first quarter of 2025.

(5) The Atlas Facility - USD was formerly the Credit Suisse Facility. See "Atlas Facilities" below for additional discussion.

(6) The Atlas Facility - USD was amended during March 2024 to convert the facility's maturity from a six month "evergreen" feature to a two-year initial term, with an additional one-year extension option.

(7) The HSBC Facility was terminated during the third quarter of 2025.

(8) Represents weighted-average maturity across various financings with the counterparty. See below for additional details.

(9) Assumes financings are extended in line with the underlying loans.

(10) The Barclays Facility final maturity was extended to March 26, 2030 during the third quarter of 2025.

(11) Assumes facility enters the two-year amortization period subsequent to the November 2026 maturity, which allows for the refinancing or pay down of assets under the facility.

(12) Effective March 31, 2025, the capacity on the Deutsche Bank Facility was reduced to $200.0 million from $700.0 million and final maturity was extended to March 31, 2028 during the first quarter 2025.

(13) The Santander Facility was terminated during the first quarter of 2025.

(14) The MUFG Facility was terminated during the second quarter of 2025.

(15) The Churchill Facility was terminated during the second quarter of 2025.

(16) Borrowings under the Revolving Credit Facility bear interest at a per annum rate equal to the sum of (i) a floating rate index and (ii) a fixed margin. Borrowings under the Revolving Credit Facility are full recourse to certain guarantor wholly-owned subsidiaries of the Company. See "Revolving Credit Facility" below for additional discussion.

(17) The Revolving Credit Facility was extended to August 7, 2028 during the third quarter of 2025. See "Revolving Credit Facility" below for additional discussion.

(18) Weighted-average borrowing costs as of December 31, 2025 and December 31, 2024 were applicable benchmark rates and credit spread adjustments, plus spreads of USD: +2.05% / GBP: +1.95% / EUR: +2.26% / SEK: +1.50% and USD: +2.47% / GBP: +2.43% / EUR: +2.11% / SEK: +1.50%, respectively.

(19) Weighted-average advance rates based on cost as of December 31, 2025 and December 31, 2024 were 72.91% (71.0% (USD) / 76.6% (GBP) / 70.8% (EUR) / 80.1% (SEK)) and 68.6% (62.2% (USD) / 75.3% (GBP) / 70.8% (EUR) / 80.2% (SEK)), respectively.

(20) As of December 31, 2025 and December 31, 2024, approximately 34% and 46%, respectively, of the outstanding balance under these secured borrowings were recourse to us.

Terms of our secured credit facilities are designed to keep each lender's credit exposure generally constant as a percentage of the underlying value of the assets pledged as security to the facility. If the credit of the underlying collateral value decreases, the amount of leverage to us may be reduced. As of December 31, 2025 and December 31, 2024, the weighted-average haircut under our secured debt arrangements was approximately 27.1% and 31.4%, respectively. Our secured credit facilities do not contain capital markets-based mark-to-market provisions.

Revolving Credit Facility

We are party to a revolving credit facility (the "Revolving Credit Facility") administered by Bank of America, N.A. The Revolving Credit Facility permits borrowings secured by qualifying commercial mortgage loans and real property owned assets. During the third quarter of 2025, we amended and restated the facility to extend the maturity date from March 2026 to August 2028 and increased the borrowing capacity from $160.0 million to $275.0 million with a syndicate of five lenders. In connection with the amendment and restatement, the Company incurred $2.7 million of deferred financing costs, including issuance and legal related costs. The Revolving Credit Facility is also subject to certain financial covenants, which are discussed below (see "Debt Covenants").

As of both December 31, 2025 and December 31, 2024, we had no outstanding balance on the Revolving Credit Facility.

During the years ended December 31, 2025, 2024 and 2023, we recorded $400.0 thousand, $281.4 thousand, and $282.8 thousand of unused fees, respectively. During the years ended December 31, 2025, 2024 and 2023, we recorded $622.0 thousand, $2.4 million, and $168.3 thousand of contractual interest expense, respectively.

Barclays Private Securitization

We are party to a private securitization with Barclays Bank plc ("Barclays") (such securitization, the "Barclays Private Securitization"). Commercial mortgage loans currently financed under the Barclays Securitization are denominated in GBP, EUR, and SEK.

The Barclays Private Securitization does not include daily margining provisions and grants us significant discretion to modify certain terms of the underlying collateral including waiving certain loan-level covenant breaches and deferring or waiving of debt service payments for up to 18 months. The securitization includes loan-to-value based covenants with deleveraging requirements that are based on significant declines in the value of the collateral as determined by an annual third-party (engaged by us) appraisal process tied to the provisions of the underlying loan agreements. We believe this provides us with both cushion and predictability to avoid sudden unexpected outcomes and material repayment requirements.

The table below provides principal balances and the carrying value for commercial mortgage loans pledged to the Barclays Private Securitization as of December 31, 2025 and December 31, 2024 ($ in thousands):

| | | December 31, 2025 | |
Local Currency	Count	Outstanding Principal	Carrying Value
GBP	4	$ 1,263,872	$ 1,254,294
EUR	2	543,263	537,005
SEK	1	261,595	260,682
Total	7	$ 2,068,730	$ 2,051,981

| | | December 31, 2024 | |
Local Currency	Count	Outstanding Principal	Carrying Value
GBP	5	$ 1,251,205	$ 1,236,691
EUR	3	720,126	711,859
SEK	1	223,992	222,727
Total	9	$ 2,195,324	$ 2,171,277

The table below provides the borrowings outstanding (on an as converted basis) and weighted-average fully-extended maturities by currency for the assets financed under the Barclays Private Securitization as of December 31, 2025 ($ in thousands):

		Borrowings Outstanding[1]	Fully-Extended Maturity[2]
Total/Weighted-Average GBP	$	941,015	April 2028
Total/Weighted-Average EUR		393,634	May 2028[3]
Total/Weighted-Average SEK		209,276	May 2026
Total/Weighted-Average Securitization	$	1,543,925	January 2028

(1) As of December 31, 2025, we had £698.3 million, €335.1 million, and kr1.9 billion of borrowings outstanding under the Barclays Private Securitization secured by certain of our commercial mortgage loans.

(2) Assumes underlying loans extend to fully extended maturity and extensions at our option are exercised.

(3) The EUR portion of the Barclays Private Securitization has an "evergreen" feature such that the facility continues for one year and can be terminated by either party on certain dates with, depending on the date of notice, a minimum of nine to twelve months' notice.

The table below provides the borrowings outstanding (on an as converted basis) and weighted-average fully-extended maturities by currency for the assets financed under the Barclays Private Securitization as of December 31, 2024 ($ in thousands):

		Borrowings Outstanding[1]	Fully-Extended Maturity[2]
Total/Weighted-Average GBP	$	897,199	April 2027
Total/Weighted-Average EUR		511,387	October 2027[3]
Total/Weighted-Average SEK		179,194	May 2026
Total/Weighted-Average Securitization	$	1,587,780	May 2027

(1) As of December 31, 2024, we had £716.8 million, €493.9 million, and kr2.0 billion of borrowings outstanding under the Barclays Private Securitization secured by certain of our commercial mortgage loans.

(2) Assumes underlying loans extend to fully extended maturity and extensions at our option are exercised.

(3) The EUR portion of the Barclays Private Securitization has an "evergreen" feature such that the facility continues for one year and can be terminated by either party on certain dates with, depending on the date of notice, a minimum of nine to twelve months' notice.

The table below provides the assets and liabilities of the Barclays Private Securitization VIE included in our consolidated balance sheets ($ in thousands):

		December 31, 2025		December 31, 2024
Assets:				
Cash	$	1,325	$	150
Commercial mortgage loans, net[1]		2,051,981		2,171,277
Other Assets[2]		23,623		29,179
Total Assets	$	2,076,929	$	2,200,606
Liabilities:				
Secured debt arrangements, net (net of deferred financing costs of $1.1 million and $1.1 million in 2025 and 2024, respectively)	$	1,542,817	$	1,586,680
Accounts payable, accrued expenses and other liabilities[3]		8,348		10,519
Total Liabilities	$	1,551,165	$	1,597,199

(1) Net of the General CECL Allowance of $8.4 million and $10.8 million as of December 31, 2025 and December 31, 2024, respectively.

(2) Includes loan principal, interest, and other fees held by our third-party servicers as of the balance sheet date and remitted during subsequent remittance cycle.

(3) Includes General CECL Allowance related to unfunded commitments on commercial mortgage loans, net of $1.0 million and $2.1 million as of December 31, 2025 and December 31, 2024, respectively.

The table below provides the net income of the Barclays Private Securitization VIE included in our consolidated statement of operations ($ in thousands):

	Year ended December 31,		
	2025	2024	2023
Net interest income:			
Interest income from commercial mortgage loans	$ 176,846	$ 252,391	$ 217,132
Interest expense	(97,640)	(141,010)	(113,910)
Net interest income	$ 79,206	$ 111,381	$ 103,222
General and administrative expense	$ (363)	$ (6)	$ (16)
Decrease (increase) in current expected credit loss allowance, net	3,555	(2,131)	277
Foreign currency translation gain (loss)	60,477	(22,802)	29,425
Net income	$ 142,875	$ 86,442	$ 132,908

At December 31, 2025, our borrowings had the following remaining maturities ($ in thousands):

	Less than 1 year	1 to 3 years	3 to 5 years	Total
JPMorgan Facility	$ 312,229	$ 87,882	$ 1,505,816	$ 1,905,927
Morgan Stanley Facility - GBP	—	—	300,097	300,097
Morgan Stanley Facility - USD	—	—	378,435	378,435
Atlas Facility	153,807	331,534	—	485,341
Atlas UK Facility	—	455,929	—	455,929
Barclays Facility - USD	—	—	461,850	461,850
Barclays Facility - GBP	—	—	124,550	124,550
Goldman Sachs Facility - GBP	—	—	449,139	449,139
Goldman Sachs Facility - USD	—	146,233	—	146,233
Deutsche Bank Facility	25,800	—	—	25,800
Barclays Private Securitization	209,276	1,334,649	—	1,543,925
Revolving Credit Facility	—	—	—	—
Total	$ 701,112	$ 2,356,227	$ 3,219,887	$ 6,277,226

The table above reflects the fully extended maturity date of the facility and assumes facilities with an "evergreen" feature continue to extend through the fully-extended maturity of the underlying asset and assumes underlying loans are extended with consent of financing providers.

The table below summarizes the outstanding balances at December 31, 2025, as well as the maximum and average month-end balances for the year ended December 31, 2025 for our borrowings under secured debt arrangements ($ in thousands).

	As of December 31, 2025		For the twelve months ended December 31, 2025	
	Balance	Collateral[1]	Maximum Month-End Balance	Average Month-End Balance
JPMorgan Facility	$ 1,905,928	$ 2,565,786	$ 1,925,843	$ 1,601,369
Morgan Stanley Facility - GBP	300,097	369,962	300,096	237,199
Morgan Stanley Facility - USD	378,435	489,666	378,435	329,942
Atlas Facility	485,340	740,608	496,333	510,415
Atlas UK Facility	455,929	643,877	455,928	160,604
HSBC Facility	—	—	—	386,161
Barclays Facility - USD	461,850	630,014	468,595	365,432
Barclays Facility - GBP	124,550	157,891	124,549	123,794
Goldman Sachs Facility - GBP	449,139	581,378	449,091	422,641
Goldman Sachs Facility - USD	146,233	180,806	146,233	97,488
Deutsche Bank Facility	25,800	42,500	27,300	58,425
Barclays Private Securitization	1,543,925	2,060,388	1,543,925	1,673,351
Revolving Credit Facility	—	—	—	14,273
Total	$ 6,277,226	$ 8,462,876		

(1) Represents the amortized cost balance of commercial loan collateral assets and the value of net real estate assets of real property owned collateral assets.

The table below summarizes the outstanding balances at December 31, 2024, as well as the maximum and average month-end balances for the year ended December 31, 2024 for our borrowings under secured debt arrangements ($ in thousands).

	As of December 31, 2024		For the year ended December 31, 2024	
	Balance	Collateral(1)	Maximum Month-End Balance	Average Month-End Balance
JPMorgan Facility	$ 1,033,504	$ 1,832,859	$ 1,063,261	$ 969,759
Deutsche Bank Facility	123,434	199,217	278,703	201,020
Goldman Sachs Facility - USD	—	—	11,620	2,903
Goldman Sachs Facility - GBP	373,706	485,054	390,163	251,571
Atlas Facility	462,886	702,927	758,201	640,453
HSBC Facility	627,646	839,123	672,422	653,182
Barclays Facility	321,546	420,774	353,153	242,792
MUFG Securities Facility	171,972	209,493	211,057	197,420
Churchill Facility	121,289	161,264	126,080	123,684
Santander Facility - USD	—	—	67,500	56,250
Santander Facility - EUR	—	—	54,677	22,684
Barclays Private Securitization	1,587,779	2,182,088	2,249,538	2,041,421
Revolving Credit Facility	—	—	150,000	38,796
Total	$ 4,823,762	$ 7,032,800		

(1) Represents the amortized cost balance of commercial loan collateral assets and the value of net real estate assets of real property owned collateral assets.

Debt Covenants

The guarantees related to our secured debt arrangements contain the following financial covenants: (i) tangible net worth must be greater than $1.25 billion plus 75% of the net cash proceeds of any equity issuance after March 31, 2017 (or $1.42 billion plus 75% of the net cash proceeds of any equity issuance after June 30, 2025 with respect to the Revolving Credit Facility); (ii) our ratio of total indebtedness to total assets shall not exceed 83.33% (81.82% for the Revolving Credit Facility) and (iii) our liquidity cannot be less than an amount equal to the greater of 5.0% of total recourse indebtedness or $30.0 million. Under these covenants, our General CECL Allowance is added back to our tangible net worth calculation and total assets and total indebtedness are subject to certain adjustments. The Revolving Credit Facility contains an additional financial covenant to maintain a minimum interest coverage ratio of not less than 1.3:1.

Effective as of June 30, 2025, we amended our financial covenants from a maximum ratio of total indebtedness to tangible net worth of 4.0:1.0 to a ratio of total indebtedness to total assets not to exceed 83.33% (81.82% for our Revolving Credit Facility). We were in compliance with our covenants for the periods ended December 31, 2025 and December 31, 2024.

The impact of macroeconomic conditions on the commercial real estate markets and global capital markets, including increased interest rates, foreign currency fluctuations, changes to fiscal and monetary policy, slower economic growth or recession, labor shortages, and recent distress in the banking sector, may make it more difficult to meet or satisfy our debt covenants in the future.

Note 8 – Senior Secured Term Loans, Net

In June 2025, we entered into a $750.0 million senior secured term loan facility (the "2030 Term Loan") to refinance and replace our previously outstanding 2026 Term Loan and 2028 Term Loans (each as defined and described below). The 2030 Term Loan matures in June 2030 and bears interest at a rate of SOFR plus 3.25%. The 2030 Term Loan was issued at a price of 99.3% and is amortizing with repayments of 0.25% of the total committed principal per quarter. Inclusive of the discount and deferred financing costs, the total cost of the 2030 Term Loan was SOFR+3.91% as of December 31, 2025. During the year ended December 31, 2025, we repaid $3.8 million of principal related to the 2030 Term Loan. The 2030 Term Loan contains

restrictions relating to liens, asset sales, indebtedness, and investments in non-wholly owned entities. The refinancing was accounted for as a continuation of the existing loans in accordance with ASC Topic 470 "Debt".

Prior to refinancing in June 2025, we held a $471.3 million senior secured term loan (the "2026 Term Loan") that bore interest at SOFR plus 2.86% and a $288.0 million senior secured term loan (the "2028 Term Loan," collectively with the 2026 Term Loan, the "2026 and 2028 Term Loans") that bore interest at SOFR (with a floor of 0.50%) plus 3.61%. The 2026 and 2028 Term Loans contained restrictions relating to liens, asset sales, indebtedness, and investments in non-wholly owned entities and were issued at a price of 99.5% and 99.0%, respectively.

The following table summarizes the terms of the 2030 Term Loan as of December 31, 2025 ($ in thousands):

	Principal Amount		Unamortized Issuance Discount[1]		Deferred Financing Costs[1]		Carrying Value	Rate[2]	Maturity Date
2030 Term Loan	$	746,250	$	(6,324)	$	(12,393)	$	727,533	+ 3.25%	6/13/2030
Total	$	746,250	$	(6,324)	$	(12,393)	$	727,533		

(1)   Unamortized issuance discount and deferred financing costs will be amortized to interest expense over remaining life of respective term loans.

(2)   Indexed to one-month SOFR.

The following table summarizes the terms of the 2026 and 2028 Term Loans as of December 31, 2024 ($ in thousands):

	Principal Amount		Unamortized Issuance Discount[1]		Deferred Financing Costs[1]		Carrying Value	Rate[2]	Maturity Date
2026 Term Loan	$	472,500	$	(476)	$	(2,778)	$	469,246	+ 2.86%	5/15/2026
2028 Term Loan		288,750		(1,357)		(2,429)		284,964	+ 3.61%	3/11/2028
Total	$	761,250	$	(1,833)	$	(5,207)	$	754,210		

(1)   Unamortized issuance discount and deferred financing costs will be amortized to interest expense over remaining life of respective term loans.

(2)   Indexed to one-month SOFR

Covenants

The 2030 Term Loan contains a financial covenant that our recourse indebtedness shall not exceed 83.3% of our total assets (subject to certain adjustments). As of December 31, 2025, we were in compliance with this covenant.

The financial covenants of the 2026 and 2028 Term Loans included the requirement that we maintain: (i) a maximum ratio of total recourse debt to tangible net worth of 4:1; and (ii) a ratio of total unencumbered assets to total pari-passu indebtedness of at least 2.50:1. We were in compliance with the covenants under the 2026 and 2028 Term Loans at December 31, 2024.

Note 9 – Senior Secured Notes, Net

In June 2021, we issued $500.0 million of 4.625% Senior Secured Notes due 2029 (the "2029 Notes"), for which we received net proceeds of $495.0 million, after deducting initial purchasers' discounts and commissions. The 2029 Notes will mature on June 15, 2029, unless earlier repurchased or redeemed. The 2029 Notes are secured by a first-priority lien, and rank pari-passu in right of payment with all of our existing and future first lien obligations, including indebtedness under the 2030 Term Loan. The 2029 Notes were issued at par and contain covenants relating to liens, indebtedness, and investments in non-wholly owned entities. The 2029 Notes had a carrying value of $497.2 million and $496.4 million, net of deferred financing costs of $2.8 million and $3.6 million, as of December 31, 2025 and December 31, 2024, respectively.

Covenants

The 2029 Notes include certain covenants including a requirement that we maintain a ratio of total unencumbered assets to total pari-passu indebtedness of at least 1.20:1. As of December 31, 2025 and December 31, 2024, we were in compliance with all covenants.

Note 10 – Derivatives

We use forward currency contracts to economically hedge interest and principal payments due under our loans denominated in currencies other than USD.

We have entered into a series of forward contracts to sell an amount of foreign currency (GBP, EUR and SEK) for an agreed upon amount of USD at various dates through August 2029. These forward contracts were executed to economically fix the USD amounts of foreign denominated cash flows expected to be received by us related to foreign denominated loan investments.

The agreements with our derivative counterparties require that we post collateral to secure net liability positions. As of December 31, 2025, we were in a net liability position with our derivative counterparties and posted collateral of $27.4 million included within other assets on our consolidated balance sheet. As of December 31, 2024, we were in a net asset position with all of our derivative counterparties and did not have any collateral posted under these derivative contracts.

The following table summarizes our non-designated Fx forwards and interest rate cap as of December 31, 2025:

| | December 31, 2025 | | | | |
Type of Derivatives	Number of Contracts	Aggregate Notional Amount (in thousands)	Notional Currency	Maturity	Weighted-Average Years to Maturity
Fx contracts - GBP	153	577,672	GBP	January 2026 - August 2029	1.46
Fx contracts - EUR	21	254,588	EUR	February 2026 - December 2028	1.55
Fx contracts - SEK	10	558,278	SEK	February 2026 - May 2026	0.40
Interest rate cap	1	73,700	USD	September 2026	0.67

The following table summarizes our non-designated Fx forwards and interest rate caps as of December 31, 2024:

| | December 31, 2024 | | | | |
Type of Derivatives	Number of Contracts	Aggregate Notional Amount (in thousands)	Notional Currency	Maturity	Weighted-Average Years to Maturity
Fx contracts - GBP	80	632,702	GBP	January 2025 - August 2027	1.39
Fx contracts - EUR	48	355,218	EUR	January 2025 - August 2026	1.18
Fx contracts - SEK	14	633,231	SEK	February 2025 - May 2026	1.32
Interest rate caps	2	238,535	USD	July 2025 - October 2025	0.67

We have not designated any of our derivative instruments as hedges as defined in ASC Topic 815, "Derivatives and Hedging" and, therefore, changes in the fair value of our derivative instruments are recorded directly in earnings. The following table summarizes the amounts recognized on our consolidated statements of operations related to our forward currency contracts for the years ended December 31, 2025, 2024 and 2023 ($ in thousands):

	Location of Gain (Loss) Recognized in Income	Amount of gain (loss) recognized in income		
		Year Ended December 31,		
		2025	2024	2023
Forward currency contracts	Unrealized gain (loss) on derivative instruments	$ (84,545)	$ 29,687	$ (91,434)
Forward currency contracts	Realized gain (loss) on derivative instruments	(14,158)	22,903	43,221
Total		$ (98,703)	$ 52,590	$ (48,213)

The following table summarizes the amounts recognized on our consolidated statements of operations related to our interest rate caps for the years ended December 31, 2025, 2024 and 2023 ($ in thousands):

	Location of Gain (Loss) recognized in Income	Amount of gain (loss) recognized in income		
		Year Ended December 31,		
		2025	2024	2023
Interest rate caps	Unrealized loss on interest rate hedging instruments	$ (379)	$ (1,373)	$ (10,098)
Interest rate caps	Realized gain on interest rate hedging instruments	402	1,943	9,684
Total		$ 23	$ 570	$ (414)

In June 2020, we entered into an interest rate cap for approximately $1.1 million, which matured in June 2023. Our interest rate cap managed our exposure to variable cash flows on our borrowings under the senior secured term loan by effectively limiting LIBOR from exceeding 0.75%. This limited the maximum all-in coupon on our senior secured term loan to 3.50%. The unrealized gain or loss related to the interest rate cap was recorded net under unrealized gain on interest rate hedging instruments in our consolidated statement of operations. During 2023 through the interest rate cap maturity, LIBOR exceeded the cap rate of 0.75%. As such, we realized a gain from the interest rate cap in the amount of $9.7 million, which is included in gain (loss) on interest rate hedging instruments in our consolidated statement of operations during the year ended December 31, 2023. The realized gain was a result of the increase in the current interest rate forward curve, partially offset by the nearing maturity of the cap.

In September 2023, we entered into an interest rate cap with an original maturity of October 1, 2024 and a notional amount of $164.8 million. During September 2024, we extended our interest rate cap to October 2025. We use our interest rate cap to hedge our exposure to variable cash flows on our construction financing. The interest rate cap effectively limits SOFR from exceeding 4.00% which results in the maximum all-in coupon on our construction financing of 6.55%. From 2023 through the interest rate cap maturity, SOFR exceeded the cap rate of 4.00%. As such, we realized gains from the interest rate cap in the amount of $0.4 million, $1.9 million, and $0.6 million during the years ended December 31, 2025, 2024 and 2023, respectively, which are included in gain (loss) on interest rate hedging instruments in our consolidated statement of operations.

In June 2024, we entered into an interest rate cap with an original maturity of July 1, 2025 and a notional amount of $73.7 million. During August 2025, we extended our interest rate cap to September 1, 2026. We use our interest rate cap to hedge our exposure to variable cash flows on our floating rate mortgage related to the D.C. Hotel. The interest rate cap effectively limits SOFR from exceeding 6.00% which results in the maximum all-in coupon on mortgage of 9.00%. During the years ended December 31, 2025 and 2024, SOFR did not exceed the cap rate of 6.00%, and accordingly, no realized gain was recorded.

The following table summarizes the gross asset and liability amounts related to our derivatives at December 31, 2025 and December 31, 2024 ($ in thousands):

	December 31, 2025			December 31, 2024		
	Gross Amount of Recognized Assets	Gross Amounts Offset in our Consolidated Balance Sheet	Net Amounts of Assets Presented in our Consolidated Balance Sheet	Gross Amount of Recognized Assets	Gross Amounts Offset in our Consolidated Balance Sheet	Net Amounts of Assets Presented in our Consolidated Balance Sheet
Forward currency contracts	$ 7,464	$ (34,255)	$ (26,791)	$ 59,261	$ (1,508)	$ 57,753
Interest rate caps	—	—	—	416	—	416
Total derivative assets (liabilities)	$ 7,464	$ (34,255)	$ (26,791)	$ 59,677	$ (1,508)	$ 58,169

Note 11 – Accounts Payable, Accrued Expenses and Other Liabilities

The following table details the components of our accounts payable, accrued expense and other liabilities ($ in thousands):

	December 31, 2025	December 31, 2024
Collateral held under derivative agreements	$ —	$ 54,420
Accrued dividends payable	38,668	37,976
Accrued interest payable	33,876	28,261
Accounts payable and other liabilities[1]	13,159	11,574
General CECL Allowance on unfunded commitments[2]	5,759	5,948
Total	$ 91,462	$ 138,179

---

(1)   Includes $13.1 million and $8.8 million of accounts payable and other liabilities on the balance sheet of the Real Estate Owned, Held for Investment at December 31, 2025 and December 31, 2024, respectively.

(2)   Refer to "Note 4 − Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional disclosure related to the General CECL Allowance on unfunded commitments as of December 31, 2025 and December 31, 2024, respectively.

Note 12 – Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2009. As a REIT, U.S. federal income tax law generally requires us to distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that we pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. We are also subject to U.S. federal, state, and local income taxes on our domestic taxable REIT subsidiaries ("TRS") based on the tax jurisdictions in which they operate.

During the years ended December 31, 2025, 2024 and 2023, we recorded a current income tax provision of $0.3 million, $0.4 million, and $0.4 million, respectively, related to activities of our taxable REIT subsidiaries.

There was a $0.2 million, $0.3 million, and $0.6 million income tax asset related to the operating activities of our TRS entities as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively. As of December 31, 2025, December 31, 2024, and December 31, 2023, there were no material deferred tax assets or liabilities.

As of December 31, 2025, we had net operating losses of $6.2 million and capital losses of $25.2 million that may be carried forward for use in subsequent periods.

As of December 31, 2025, tax years 2021 through 2024 remain subject to examination by taxing authorities.

Note 13 – Related Party Transactions

Management Agreement

In connection with our initial public offering in September 2009, we entered into a management agreement (the "Management Agreement") with the Manager, which describes the services to be provided by the Manager and its compensation for those services. The Manager is responsible for managing our day-to-day operations, subject to the direction and oversight of our board of directors.

Pursuant to the terms of the Management Agreement, the Manager is paid a base management fee equal to 1.5% per annum of our Stockholders' Equity (as defined in the Management Agreement), calculated and payable (in cash) quarterly in arrears.

The term of the Management Agreement was automatically renewed for a successive one-year term in September 2025 and will automatically renew on each anniversary thereafter. The Management Agreement may be terminated upon expiration of the one-year extension term only upon the affirmative vote of at least two-thirds of our independent directors, based upon (1) unsatisfactory performance by the Manager that is materially detrimental to ARI or (2) a determination that the management fee payable to the Manager is not fair, subject to the Manager's right to prevent such a termination based on unfair fees by accepting a mutually acceptable reduction of management fees agreed to by at least two-thirds of our independent directors. The Manager must be provided with written notice of any such termination at least 180 days prior to the expiration of the then existing term and will be paid a termination fee equal to three times the sum of the average annual base management fee during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. Following a meeting of our independent directors in February 2026, which included a discussion of the Manager's performance and the level of the management fees thereunder, we determined not to seek termination of the Management Agreement.

We incurred approximately $34.2 million in base management fee under the Management Agreement as compared to $36.1 million, and $38.0 million for the years ended December 31, 2024 and 2023, respectively.

In addition to the base management fee, we are also responsible for reimbursing the Manager for certain expenses paid by the Manager on our behalf or for certain services provided by the Manager to us. For the year ended December 31, 2025, we paid expenses totaling $14.8 million related to reimbursements for certain expenses paid by the Manager on our behalf compared to $7.8 million and $6.4 million for the years ended December 31, 2024 and 2023, respectively. Expenses incurred by the Manager and reimbursed by us are reflected in the respective consolidated statement of operations expense category or our consolidated balance sheets based on the nature of the item.

Included in payable to related party on our consolidated balance sheets at December 31, 2025 and December 31, 2024 is approximately $8.6 million and $8.7 million, respectively, for base management fees incurred but not yet paid under the Management Agreement.

Term Loan

In June 2025, we refinanced our existing 2026 and 2028 Term Loans with the 2030 Term Loan (refer to "Note 8 – Senior Secured Term Loans, Net" for a full discussion). In connection with this refinance, Apollo Global Funding, LLC, an affiliate of the Manager, served as one of several arrangers in both the 2025 refinancing and the original 2028 Term Loan issuance, receiving $1.0 million and $0.2 million in arrangement fees, respectively. Additionally, funds managed by an affiliate of the Manager invested $30.0 million in the 2028 Term Loan, and $25.0 million in the 2030 Term Loan.

Senior Secured Notes

In June 2021, Apollo Global Securities, LLC, an affiliate of the Manager, served as one of the eight initial purchasers in the issuance of our 2029 Notes and received $0.4 million of initial purchasers' discounts and commissions.

Italian Direct Lending Structure

In the fourth quarter of 2021, we formed an Italian closed-end alternative investment fund, managed by Apollo Investment Management Europe (Luxembourg) S.A R.L, a regulated alternative investment fund manager (the "AIFM"), an affiliate of the Manager. The management fees incurred during the years ended December 31, 2025 and 2024, respectively were de minimis. As of December 31, 2025 and December 31, 2024, the fees payable to the AIFM were de minimis.

Atlas Facilities

In February 2023, in connection with the acquisition by certain subsidiaries of Atlas, which is a wholly-owned investment of a fund managed by an affiliate of the Manager, the Credit Suisse Facility was acquired by Atlas. In order to effect the assignment of the Credit Suisse Facility and related agreements, the Company and one of its subsidiaries, similar to the other sellers and guarantors party to the subject agreements in the transaction, entered into an Omnibus Assignment, Assumption and Amendment Agreement as well as certain related agreements with Credit Suisse AG and Atlas. At the time of acquisition, we had $632.3 million of secured debt on the Credit Suisse Facility consisting of four commercial mortgage loans. During the third quarter of 2025, we entered into the Atlas Facility - EUR.

As of December 31, 2025 and December 31, 2024, respectively, we had $941.3 million and $462.9 million of secured debt on the Atlas Facilities. Refer to "Note 7 – Secured Debt Arrangements, Net" for additional discussion.

Massachusetts Healthcare

In September 2024, we, along with the Apollo Co-Lenders, formed a joint venture of which we held a 41.2% equity interest. Through this joint venture, we and the Apollo Co-Lenders foreclosed on one of the eight Massachusetts hospitals that previously secured our loan. In accordance with ASC Topic 323, "Investments – Equity Method and Joint Ventures" our 41.2% interest in the joint venture was deemed an equity method investment. There was a balance of $23.8 million in the joint venture as of December 31, 2025, recorded within Other Assets on our consolidated balance sheet. There was no balance in the joint venture as of December 31, 2024. See "Massachusetts Healthcare" within "Note 6 – Other Assets" for further discussion.

Proposed Transactions with Athene

On January 27, 2026, we entered into the Purchase Agreement with Athene. In connection with the Asset Sale, we also entered into the Management Agreement Side Letter with Operating LLC and the Manager, and the Expense Reimbursement Letter Agreement with Apollo Management Holdings. The Company is externally managed and advised by the Manager, which is a subsidiary of Apollo, and each of Athene and Apollo Management Holdings is a subsidiary of Apollo. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, Athene will purchase from the Company, and the Company will sell to Athene, the Loans as of the Closing, other than two loans with a combined total principal balance of $146 million, as of December 31, 2025, currently held by the Company which are expected to be repaid prior to the Closing. See further discussion in "Note 20 - Subsequent Events."

Note 14 – Share-Based Payments

On June 17, 2024, our board of directors adopted the Apollo Commercial Real Estate Finance, Inc. 2024 Equity Incentive Plan ("2024 LTIP"). Following the approval of the 2024 LTIP by our stockholders at our 2024 annual meeting of stockholders on June 7, 2024, no additional awards have been or will be granted under the Apollo Commercial Real Estate Finance, Inc. 2019 Equity Incentive Plan ("2019 LTIP," and together with the 2024 LTIP, the "LTIPs" or "Equity Incentive Plans") and all outstanding awards granted under the 2019 LTIP remain in effect in accordance with the terms in the 2019 LTIP.

The 2024 LTIP provides for grants of restricted common stock, restricted stock units ("RSUs") and other equity-based awards up to an aggregate of 7,500,000 shares of our common stock. The LTIPs are administered by the compensation committee of our board of directors (the "Compensation Committee") and all grants under the LTIPs must be approved by the Compensation Committee.

We recognized stock-based compensation expense related to restricted stock and RSU vesting of $13.6 million, $16.5 million, and $17.4 million during the years ended December 31, 2025, 2024 and 2023, respectively.

The following table summarizes the grants, vesting and forfeitures of restricted common stock and RSUs during the years ended years ended December 31, 2025, 2024 and 2023:

Type	Restricted Stock	RSUs	Grant Date Fair Value ($ in millions)	
Outstanding at December 31, 2022	56,102	2,865,154		
Granted	75,754	1,082,564	$	13.8
Vested	(52,768)	(1,389,059)		N/A
Forfeiture	—	(20,327)		N/A
Outstanding at December 31, 2023	79,088	2,538,332		
Granted	63,980	1,048,407	$	10.1
Vested	(79,088)	(1,291,059)		N/A
Forfeiture	—	(52,421)		N/A
Outstanding at December 31, 2024	63,980	2,243,259		
Granted	71,134	1,241,110	$	13.2
Vested	(63,980)	(1,185,080)		N/A
Forfeiture	—	(18,566)		N/A
Outstanding at December 31, 2025	71,134	2,280,723		

Below is a summary of restricted stock and RSU vesting dates as of December 31, 2025:

Vesting Year	Restricted Stock	RSUs	Total Awards
2026	71,134	1,107,507	1,178,641
2027	—	759,504	759,504
2028	—	413,712	413,712
Total	71,134	2,280,723	2,351,857

As of December 31, 2025, we had unrecognized compensation expense of approximately $0.2 million and $22.9 million related to the vesting of restricted stock awards and RSUs, respectively, presented in the table above.

The unrecognized compensation expense related to the vesting of restricted stock awards and RSUs are expected to be recognized over a weighted-average period of 1.7 years.

RSU Deliveries

During the years ended December 31, 2025, 2024 and 2023, we delivered 698,061, 765,456, and 686,856 shares of common stock for 1,246,704, 1,405,134, and 1,264,352 vested RSUs, respectively. We allow RSU participants to settle their tax liabilities with a reduction of their share delivery from the originally granted and vested RSUs. The amount, when agreed to by the participant, results in a cash payment to the Manager related to this tax liability and a corresponding adjustment to additional paid in capital on our consolidated statement of changes in stockholders' equity. The adjustment was $5.0 million, $7.5 million, and $6.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. The adjustment is a reduction of capital related to our equity incentive plan and is presented net of increases of capital related to our equity incentive plan in our consolidated statement of changes in stockholders' equity.

Note 15 – Stockholders' Equity

Our authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2025, 138,943,831 shares of common stock were issued and outstanding and 6,770,393 shares of our 7.25% Series B-1 Cumulative Redeemable Perpetual Preferred Stock ("Series B-1 Preferred Stock") were issued and outstanding. The Series B-1 Preferred Stock, with a par value $0.01 per share, have a liquidation preference of $25.00 per share.

Dividends. The following table details our dividend activity:

Dividends declared per share of:	Year Ended December 31,					
	2025		2024		2023	
Common Stock	$	1.00	$	1.20	$	1.40
Series B-1 Preferred Stock	$	1.81	$	1.81	$	1.81

Common Stock Repurchases. There was no common stock repurchase activity during the year ended December 31, 2025. During the year ended December 31, 2024, we repurchased 4,013,405 shares of our common stock at a weighted-average price of $10.15 per share, respectively. There was no common stock repurchase activity during the year ended December 31, 2023.

As of December 31, 2025, the approximate dollar value of shares that may yet be purchased under our stock repurchase program was $131.6 million.

Note 16 – Commitments and Contingencies

Legal Proceedings

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business.

AmBase Corporation: On June 28, 2018, AmBase Corporation, 111 West 57th Street Manager Funding LLC and 111 West 57th Investment LLC (together, "Plaintiffs") commenced a now-dismissed action captioned AmBase Corporation et al v. ACREFI Mortgage Lending, LLC et al (No 653251/2018) in New York Supreme Court (the "Apollo Action"). The complaint named as defendants (i) a wholly-owned subsidiary of the Company (the "Subsidiary"), (ii) the Company, and (iii) certain funds managed by Apollo, who were co-lenders on a mezzanine loan against the development of a residential condominium building in Manhattan, NY. Plaintiffs alleged that the defendants tortiously interfered with the Plaintiffs' joint venture agreement with the developers of the project, and that the defendants aided and abetted breaches of fiduciary duty by the developers of the project. The Plaintiffs alleged the loss of a $70.0 million investment plus punitive damages. The defendants' motion to dismiss was granted on October 23, 2019 and the Court entered judgment dismissing the complaint in its entirety on November 8, 2019. Plaintiffs appealed, the parties fully briefed the appeal, and then Plaintiffs dropped the appeal, and the case remains dismissed.

Plaintiffs amended the complaint in a separate action in 2021, 111 West 57th Investment LLC v. 111W57 Mezz Investor LLC (No. 655031/2017) also in New York Supreme Court (the "April 2021 Action") to name Apollo Global Management, Inc., the Subsidiary, the Company, and certain funds managed by Apollo as defendants. The April 2021 Action concerns overlapping claims and the same condominium development project that the Apollo Action concerned. The defendants filed a motion to dismiss, which was granted in part and denied in part on December 15, 2022. The Court dismissed the claim against Apollo Global Management, Inc. and the Company. Apollo appealed the decision with respect to the remaining claim. On October 5, 2023, the Appellate Division, First Department granted Apollo's appeal, thereby dismissing the remaining claim against the Apollo entities who were co-lenders on the mezzanine loan, including the Subsidiary. Plaintiffs filed a motion for leave with the Court of Appeals on November 3, 2023 which the Court denied on April 23, 2024. On July 12, 2024, Plaintiffs filed new motions for leave to appeal to the Court of Appeals. On February 18, 2025, the Court of Appeals granted Plaintiffs' motion for leave to appeal and briefing of the appeal is now complete. The Court of Appeals is scheduled to hear the appeal on April 14, 2026. No reasonable estimate of possible loss, if any, can be made at this time. The Company believes the appeal is without merit.

Massachusetts Healthcare: On September 4, 2024, Saint Elizabeth LLC, which is indirectly owned by a subsidiary of the Company and certain affiliates of Apollo, filed a lawsuit against the Commonwealth of Massachusetts, as well as Governor Maura Healey and the Massachusetts Secretary of Health and Human Services. The action was filed in the Land Court in Boston, Massachusetts. The lawsuit sought equitable relief, including declaring that the taking of the real property associated with St. Elizabeth's Medical Center was void and of no effect. Saint Elizabeth LLC and the Commonwealth executed a settlement agreement dated as of July 22, 2025. In addition to $21.9 million ($9.0 million attributable to ARI), that the Commonwealth already paid in November 2024, the Commonwealth paid St. Elizabeth LLC an additional $44.0 million ($18.1 million attributable to ARI). On August 19, 2025, the lawsuit was dismissed with prejudice. The parties' settlement agreement includes releases of any and all claims or potential disputes relating to the Commonwealth's taking of the property, as more fully set forth in the settlement agreement.

Loan Commitments

As described in "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" at December 31, 2025, we had $1.0 billion of unfunded commitments related to our commercial mortgage and subordinate loans. The timings and amounts of fundings are uncertain as these commitments relate to loans for construction costs, capital expenditures, leasing costs, interest and carry costs, among others. As such, the timings and amounts of future fundings depend on the progress and performance of the underlying assets of our loans. Certain of our lenders are contractually obligated to fund their ratable portion of these loan commitments over time, while other lenders have some degree of discretion over future loan funding obligations. The total unfunded commitment is expected to be funded over the remaining 4.1 years weighted-average tenor of these loans.

Note 17 – Fair Value of Financial Instruments

The following table presents the carrying value and estimated fair value of our financial instruments not carried at fair value on our consolidated balance sheets at December 31, 2025 and December 31, 2024 ($ in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and cash equivalents	$ 139,825	$ 139,825	$ 317,396	$ 317,396
Commercial mortgage loans, net	8,712,018	8,650,253	6,715,347	6,616,694
Subordinate loans, net	62,198	62,198	388,809	388,780
Secured debt arrangements, net	(6,268,550)	(6,268,550)	(4,814,973)	(4,814,973)
Senior secured term loans, net	(727,533)	(750,914)	(754,210)	(757,772)
Senior secured notes, net	(497,226)	(485,625)	(496,433)	(432,500)
Debt related to real estate owned, held for investment, net	(424,703)	(424,703)	(324,587)	(324,587)

To determine estimated fair values of the financial instruments listed above, market rates of interest, which include credit assumptions, are used to discount contractual cash flows. The estimated fair values are not necessarily indicative of the amount we could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. Estimates of fair value for cash and cash equivalents, Senior Secured Notes, net, and Term Loans, net are measured using observable Level I inputs as defined in "Note 3 – Fair Value Disclosure." Estimates of fair value for all other financial instruments in the table above are measured using significant estimates, or unobservable Level III inputs as defined in "Note 3 – Fair Value Disclosure."

Note 18 – Net Income (Loss) per Share

ASC Topic 260, "Earnings Per Share" requires the use of the two-class method of computing both basic and diluted earnings (loss) per share for all periods presented for each class of common stock and participating securities. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities according to their respective rights to receive dividends. The unvested RSUs granted under our Equity Incentive Plans to certain employees of the Manager qualify as participating securities as RSUs have non-forfeitable rights to participate in dividends. Therefore, unvested RSUs are included in the calculation of basic earnings per share.

For the years ended December 31, 2025, 2024 and 2023, dilutive earnings per share was calculated under the more dilutive computation of the treasury stock method and the if-converted method. Under the treasury stock method, the denominator includes the weighted-average outstanding common shares plus the incremental shares related to participating securities. The incremental shares are determined by subtracting the average unrecognized compensation cost for the period divided by the average stock price from the unvested RSUs.

The table below presents the computation of basic and diluted net income (loss) per share of common stock for the years ended December 31, 2025 and 2024 ($ in thousands except per share data):

| | Year Ended December 31, | | |
	2025	2024	2023
Net income (loss)	$ 126,720	$ (119,636)	$ 58,127
Less: Preferred dividends	(12,272)	(12,272)	(12,272)
Less: Earnings attributable to participating securities	—	—	—
Less: Dividends on participating securities	(2,535)	(3,252)	(4,353)
Net income (loss) attributable to common stockholders, basic and diluted	$ 111,913	$ (135,160)	$ 41,502
Number of Shares:			
Basic weighted-average shares of common stock outstanding	138,868,602	139,674,140	141,281,286
Diluted weighted-average shares of common stock outstanding	138,868,602	139,674,140	141,281,286
Earnings (Loss) Per Share Attributable to Common Stockholders			
Basic	$ 0.81	$ (0.97)	$ 0.29
Diluted	$ 0.81	$ (0.97)	$ 0.29

For the years ended December 31, 2025 and 2024 there were no incremental shares included in the calculation of diluted net income per share. For year ended December 31, 2023, 2,932,284 weighted-average unvested RSUs were excluded in the calculation of diluted net income per share because the effect was anti-dilutive.

Note 19 – Segment Reporting

We currently operate as one segment, which is also our sole reportable segment. Our chief operating decision maker ("CODM") is our senior management team, comprised of our chief executive officer, our chief financial officer, and the chief investment officer of the Manager. The accounting policies of our single reportable segment are consistent with those outlined in our summary of significant accounting policies (refer to "Note 2 – Summary of Significant Accounting Policies"). We generate our revenue primarily from originating, acquiring, investing in, and managing performing commercial mortgage loans, subordinate financings, and other commercial real estate-related debt investments. Additionally, we may find it necessary or desirable to foreclose on certain of the loans we originate or acquire, and if we cannot sell the related property, we would operate the property as real estate owned. The CODM evaluates the performance of any real estate owned assets with that of our commercial mortgage loans, subordinate financings, and other commercial real estate-related debt investments. Additionally, we seek to enhance our returns on equity by utilizing leverage, and generally finance our mortgage loans with leverage obtained through a variety of sources, including secured credit facilities, a revolving credit facility, private securitizations, and corporate-level debt. The CODM evaluates performance and allocates resources based on consolidated net income (loss), which is also reported as consolidated net income (loss) on our consolidated statement of operations. Our consolidated net income (loss) is primarily derived through the difference between the interest income earned on our loans and the cost at which we are able to finance them. Accordingly, interest expense, as reported on our consolidated statement of operations, is our most significant segment expense. Additionally, the measure of segment assets is reflected on the balance sheet as total consolidated assets. The CODM uses consolidated net income (loss) to make key operating decisions, such as identifying attractive investment opportunities, evaluating underwriting standards, determining the appropriate level of leverage to enhance returns on equity and deciding on the sources of financing.

Note 20 – Subsequent Events

Subsequent to the year ended December 31, 2025, the following events took place:

Investment Activity: We funded approximately $78.1 million for previously closed loans.

Loan Repayments: We received approximately $110.0 million from loan repayments, including a full repayment of an $86.7 million first mortgage secured by a resort located in St. Thomas, U.S. Virgin Islands.

Proposed Transactions with Athene

On January 27, 2026, we entered into the Purchase Agreement with Athene. In connection with the Asset Sale, we also entered into the Management Agreement Side Letter with Operating LLC and the Manager, and the Expense Reimbursement Letter Agreement with Apollo Management Holdings. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Purchase Agreement. The Company is externally managed and advised by the Manager, which is a subsidiary of Apollo, and each of Athene and Apollo Management Holdings is a subsidiary of Apollo.

Our board of directors, acting on the unanimous recommendation of a special committee of our board of directors consisting solely of independent and disinterested directors, has approved and determined advisable the Purchase Agreement and the Asset Sale and resolved to recommend that the stockholders of the Company vote in favor of approval of the Asset Sale.

The Closing is expected to occur in the second quarter of 2026. Our management team, in consultation with our board of directors, will spend the remainder of the year evaluating a range of commercial real estate-related strategies designed to reposition the Company. In assessing potential new asset strategies, we will leverage Apollo's broader investment platform and origination capabilities. We also will consider strategic M&A opportunities. If a new asset strategy or a strategic transaction is not announced by year-end, Apollo intends to recommend that our board of directors explore all available strategic opportunities or other alternatives.

Purchase Agreement

The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, Athene will purchase from the Company, and the Company will sell to Athene, the Loans as of the Closing, other than two loans with a combined total principal balance of $146 million, as of December 31, 2025, currently held by the Company which are expected to be repaid prior to the Closing. The total purchase price paid by Athene will be calculated based on 99.7% of the total commitment amount of each Loan as of the Closing, subject to adjustments as provided in the Purchase Agreement, and will be paid entirely in cash.

The Closing is subject to the satisfaction of certain closing conditions, including, among others, (i) the affirmative vote of holders of at least a majority of the outstanding shares of Company stock entitled to vote on the Asset Sale (the "Requisite Vote"), (ii) the Company's delivery of all closing and transfer documents with respect to Loans that collectively represent at least 85.0% of the aggregate purchase price payable under the Purchase Agreement, and (iii) execution and delivery by the Company, Operating LLC and the Manager of an Amended and Restated Management Agreement ("A&R Management Agreement").

The Purchase Agreement provides the Company with a limited "go-shop" period which commences on the date of the Purchase Agreement and expires at 11:59 p.m., Eastern time, on February 21, 2026, (the "Go-Shop Period"), during which the Company and its representatives may (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposals or offers relating to certain alternative transactions, including by providing access to non-public information relating to the Company and its subsidiaries pursuant to a confidentiality agreement and (ii) engage and enter into, continue and otherwise participate in discussions or negotiations with respect to potential alternative transactions or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

Following the expiration of the Go-Shop Period, the Company will be subject to customary "no shop" restrictions prohibiting the Company, its subsidiaries and their respective representatives from (i) initiating, soliciting, knowingly facilitating and knowingly encouraging any inquiry regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an alternative transaction or (ii) engaging in, entering into, continuing or otherwise participating in any discussions or negotiations regarding, or providing any information concerning the Company or its subsidiaries or afford access to the Company's or its subsidiaries' books, records, management, employees or properties to any third party in connection with any proposal or offer that constitutes, or would reasonably be expected to lead to, an alternative transaction. However, after the Go-Shop Period, the Company may continue to engage in discussions and negotiations with any third party that made a bona fide alternative acquisition proposal prior to the end of the Go-Shop Period that remains pending and has not been withdrawn and that our board of directors, or an authorized committee thereof, determines in good faith constitutes or would be reasonably expected to lead to a superior proposal (any such third party, an "Excluded Party").

At any time prior to obtaining the Requisite Vote, under specified circumstances our board of directors may change its recommendation regarding the Asset Sale and, if such change of recommendation is made in response to a proposal that our board of directors has determined in good faith (after consultation with outside legal counsel and a financial advisor) remains a "superior proposal," after taking into account any changes to the terms of the Purchase Agreement proposed by Athene, the Company may terminate the Purchase Agreement to accept such superior proposal subject to the Company's payment of the termination fee described below.

The Purchase Agreement contains certain termination rights for both the Company and Athene, including if the Asset Sale is not completed on or before October 27, 2026, or if the Requisite Vote is not obtained. In the event of a termination of the Purchase Agreement under certain circumstances, including termination of the Purchase Agreement by Athene as a result of a change of recommendation by our board of directors or a termination by the Company to accept a superior proposal, the Company will be required to pay Athene a termination fee of (i) $25 million if such termination occurs in respect of a superior proposal from an Excluded Party or (ii) in all other circumstances where the Company is obligated to pay a termination fee, $50 million. In addition, if the Company fails to pay the termination fee when due upon termination of the Purchase Agreement, the termination fee will accrue interest until paid in full and the Company will be required to reimburse Athene for costs and expenses incurred in connection with the enforcement and collection of such amounts.

The Purchase Agreement contains customary representations, warranties and covenants of each party, including, among others, covenants requiring the Company to (i) convene and hold a meeting of the Company's stockholders to consider and vote upon the approval of the Asset Sale, (ii) conduct its business in the ordinary course of business and in a manner consistent with past practice in all material respects during the period between the execution of the Purchase Agreement and the Closing, (iii) use reasonable best efforts to obtain certain third-party waivers and consents necessary to permit the sale of the Loans, and (iv) maintain its qualification as a real estate investment trust (as defined in Section 856 of the Code). The Purchase Agreement also contains customary mutual indemnities by each of the Company and Athene in respect of liabilities and obligations with respect to the Loans that are retained by the Company and assumed by Athene, respectively. In addition, if as of the Closing, a Loan cannot be conveyed to Athene due to an outstanding material third party consent or an unreleased material lien, the closing of the sale of such Loan will be delayed until such time as the outstanding item is resolved and the Company will continue to hold such Loan until transferred to Athene. Additionally, as is customary for transactions involving the sale of loan portfolios, the Purchase Agreement contains a repurchase provision pursuant to which a material breach of certain of the Company's representations and warranties regarding a Loan may give rise to an obligation on the part of the Company to cure such breach or, if the breach cannot be cured within a specified period of time, to repurchase the Loan from Athene at a price based on the price paid by Athene at closing, as reduced by any payments or amounts received by Athene in respect of such Loan following closing.

This summary description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement. The Purchase Agreement has been filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or any of its subsidiaries or affiliates.

The representations and warranties of each of the parties set forth in the Purchase Agreement have been made solely for the benefit of the other parties to the Purchase Agreement and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties (i) have been qualified by disclosures made to the other parties in connection with the Purchase Agreement, (ii) are subject to the materiality standards contained in the Purchase Agreement that may differ from what may be viewed as material by investors, and (iii) were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement.

Management Agreement Side Letter

Under the terms of the Management Agreement Side Letter, each of the Company, Operating LLC and the Manager has agreed to enter into the A&R Management Agreement, in the form attached to the Management Agreement Side Letter, effective upon the Closing. Upon its effectiveness, the A&R Management Agreement will supersede and replace the existing

Management Agreement by and among the Company, Operating LLC and the Manager, dated September 23, 2009 (the "Existing Management Agreement"). The Existing Management Agreement will remain in full force and effect until the Closing in accordance with the Purchase Agreement. The effectiveness of the A&R Management Agreement is subject to and conditioned upon the Closing in accordance with the Purchase Agreement, and in the event that the Purchase Agreement is terminated, the Existing Management Agreement will continue in full force and effect, and the Management Agreement Side Letter will automatically terminate.

The A&R Management Agreement is substantially similar to the Existing Management Agreement except in the case of the following terms and provisions:

- Base Management Fee: The Existing Management Agreement provides for a base management fee equal to 1.5% per annum of stockholders' equity of the Company, payable entirely in cash quarterly in arrears. Under the A&R Management Agreement, following the Closing, the base management fee will initially be (1) 0.75% per annum of the Company's stockholders' equity if the annualized return on equity ("ROE") for a particular fiscal quarter is less than 7.5% or (2) 1.5% per annum of the Company's stockholders' equity if the ROE for a particular fiscal quarter equals or exceeds 7.5%, payable quarterly in arrears entirely in shares of the Company's common stock, par value $0.01 per share (the "Company Common Stock"), except for certain circumstances in which the base management fee is required to be paid partially or entirely in cash as provided in the A&R Management Agreement, including following achievement of the ROE Milestone (as discussed below) or in the event of certain legal prohibitions or restrictions relating to the payment of such fee in shares of Company Common Stock. The number of shares of Company Common Stock issued as payment of any installment of the base management fee will be equal to the greatest of (i) book value per share of a share of Company Common Stock as of the end of the fiscal quarter to which such installment relates, (ii) the average of the closing prices for a share of Company Common Stock on the NYSE for each of the five consecutive full trading days ending on and including the last full trading day of the fiscal quarter to which such relates and (iii) the par value per share of Company Common Stock. If the Company achieves an ROE of 7.5% or more for two consecutive quarters (the "ROE Milestone"), the base management fee will permanently increase to 1.5% of stockholders' equity and will be payable entirely in cash.

- Incentive Fee: The Existing Management Agreement does not contemplate the payment by the Company of any incentive fee or other incentive compensation to the Manager. Under the A&R Management Agreement, following achievement of the ROE Milestone, the Manager will be eligible to receive an incentive fee equal to 20% of stockholders' equity above an 8% ROE hurdle, with such incentive fee payable entirely in shares of Company Common Stock (with the number of shares for any given installment of such incentive fee determined in the same manner as described above under "Base Management Fee" except in the event of certain legal prohibitions or restrictions relating to the payment of such fees in shares of Company Common Stock).

- Termination Fee: Under the Existing Management Agreement, the Termination Fee (as defined therein) is equal to three times the sum of the average annual base management fee paid over the 24-month period immediately preceding the date of the termination of the Existing Management Agreement. Under the A&R Management Agreement, the termination fee formula will include any incentive fees paid over the 24-month year period prior to termination but will otherwise be the same as the formula in the Existing Management Agreement.

- Other Key Terms: The A&R Management Agreement reflects updates to certain definitions and mechanics for calculation and payment of fees, including changes to "Base Management Fee," and "Core Earnings," and related terms to clarify the revised Manager compensation structure and performance criteria.

The foregoing description of the Management Agreement Side Letter and A&R Management Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Management Agreement Side Letter.

Expense Reimbursement Letter Agreement

Under the terms of the Expense Reimbursement Letter Agreement, Apollo Management Holdings agreed to reimburse the Company for up to $10 million of the expenses incurred by the Company in connection with the Asset Sale.

The foregoing description of the Expense Reimbursement Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Expense Reimbursement Letter Agreement.

Apollo Commercial Real Estate Finance, Inc.
Schedule III — Real Estate and Accumulated Depreciation
As of December 31, 2025
($ in thousands)

		Initial Cost		Capitalized Costs Subsequent to	Gross Carrying Amount at December 31, 2025			Accumulated	Net Carrying Amount	Year	Year
Description	Encumbrances	Land	Building	Acquisition	Land	Building (1)	Total	Depreciation	At December 31, 2025	Built	Acquired
D.C. Hotel	$ 73,700	$ 58,742	$ 86,871	$ 3,457	$ 58,742	$ 90,328	$ 149,070	$ 11,690	$ 137,380	1925	2021
Atlanta Hotel	-	16,628	50,152	-	16,628	50,152	66,780	8,620	58,160	1972	2023
Brooklyn Multifamily Development	352,099	221,225	69,879	340,636	221,225	410,515	631,740	774	630,966	NA	2022
Total	$ 425,799	$ 296,595	$ 206,902	$ 344,094	$ 296,595	$ 550,996	$ 847,591	$ 21,084	$ 826,507		
Furniture, fixtures, and equipment, net	-	-	16,907	12,888	-	29,795	29,795	13,355	16,440		
Total Real Estate Owned	$ 425,799	$ 296,595	$ 223,809	$ 356,981	$ 296,595	$ 580,791	$ 877,386	$ 34,439	$ 842,947		

1. Includes $267.6 million of construction-in-progress for Brooklyn Multifamily Development as of December 31, 2025.

The following is a reconciliation of real estate assets and accumulated depreciation:

	Year Ended December 31,		
Real Estate	2025	2024	2023
Balance at beginning of period	$ 754,620	$ 586,774	$ 448,451
Additions: Land	-	-	16,628
Additions: Buildings & improvements and other	92,970	167,847	121,695
Less: Assets sold, written-off, reclassified to ready for sale and deconsolidated	-	-	-
Balance at end of period	$ 847,591	$ 754,620	$ 586,774
Accumulated Depreciation			
Balance at beginning of period	$ 14,568	$ 7,301	$ 2,231
Depreciation expense	6,516	7,268	5,070
Less: Accumulated depreciation on assets sold, written off and deconsolidated	-	-	-
Balance at end of period	$ 21,084	$ 14,568	$ 7,301

Apollo Commercial Real Estate Finance, Inc.
Schedule IV — Mortgage Loans on Real Estate
As of December 31, 2025
($ in thousands)

Description	Number of Loans	Property Type/location	Contractual Interest Rate [1]	Maturity Date [2]	Periodic Payment [3]	Principal Balance	Carrying Value	Principal Amount of Mortgages Subject to Delinquent Principal or Interest
Commercial mortgage loans individually >3%								
Loan A		Office/United Kingdom	6.6%	Dec-28	I/O	$ 658,703	$ 654,594	$ —
Loan B		Hotel/Various Europe	5.3%	Dec-30	I/O	342,338	339,309	—
Loan C		Office/New York City	3.0%	Dec-30	I/O	267,169	267,169	—
Commercial mortgage loans individually <3%								
First Mortgage	17	Residential/Various	0.0%-7.8%	2026-2030	I/O	$ 2,268,838	$ 2,253,714	$ 112,645
First Mortgage	6	Office/Various	3.0%-8.8%	2026-2030	I/O	1,026,873	1,026,770	—
First Mortgage	12	Hotel/Various	0.0%-9.4%	2026-2030	I/O	1,438,647	1,431,024	—
First Mortgage	5	Industrial/Various	5.1%-7.2%	2027-2030	I/O	976,089	970,073	—
First Mortgage	3	Data Center/Various	6.0%-7.3%	2029-2030	I/O	564,903	560,699	—
First Mortgage	2	Retail/Various	0.0%-6.8%	2026-2030	P&I	376,712	295,258	173,924
First Mortgage	2	Mixed Use/Various	7.6%-7.9%	2027-2029	I/O	303,179	302,544	—
First Mortgage [4]	4	Other/Various	5.5%-9.1%	2026-2030	I/O	649,647	649,557	—
Total Commercial mortgage loans						$ 8,873,098	$ 8,750,711	$ 286,569

Description	Number of Loans	Property Type/location	Contractual Interest Rate [1]	Maturity Date [2]	Periodic Payment [3]	Principal Balance	Carrying Value	Principal Amount of Mortgages Subject to Delinquent Principal or Interest
Subordinate loans individually <3%								
Subordinate Mortgage	2	Residential/New York City	0.0%	Nov-26	I/O	$ 330,962	$ 62,259	$ 330,962
Total Subordinate loans [5]						$ 330,962	$ 62,259	$ 330,962
Total loans [6]						$ 9,204,060	$ 8,812,970	$ 617,530
General CECL Allowance [7]							(38,754)	
Carrying value, net							$ 8,774,216	

1. Assumes applicable benchmark rate as of December 31, 2025 for all floating rate loans. For loans placed on nonaccrual the interest rate noted above is 0%.
2. Assumes all extension options are exercised.
3. Payment terms: P&I = Periodic payment of principal and interest; I/O = Periodic payment of interest only with principal at maturity.
4. Includes loans collateralized by pubs, urban predevelopment, and a portfolio of office, industrial, and retail property types.
5. Not subject to prior liens.
6. The aggregate cost for U.S. federal income tax purposes is $9.0 billion.
7. Excludes $5.8 million of General CECL Allowance related to unfunded commitments on commercial mortgage loans, subordinate loans and other lending assets, net in 2025.

The following table summarizes the changes in the carrying amounts of our loan portfolio during 2025 , 2024 and 2023, respectively ($ in thousands):

Reconciliation of Carrying Amount of Loans	December 31, 2025[1]	December 31, 2024[1]	December 31, 2023
Balance at beginning of year	$ 7,104,156	$ 8,358,093	$ 8,681,990
Loan fundings	4,195,959	1,871,792	929,106
Loan repayments and sales	(2,868,214)	(2,541,740)	(1,225,930)
Gain (loss) on foreign currency translation	365,923	(133,477)	175,707
Realized loss on investments[2]	(7,436)	(128,191)	(86,604)
Transfer to Other Assets	—	(159,667)	(75,000)
Decrease (increase) in Specific CECL Allowance[3]	4,500	(149,500)	(59,500)
Decrease (increase) in General CECL Allowance[4]	(7,918)	(4,354)	(258)
Deferred Fees and other items[5]	(46,986)	(39,554)	(16,453)
Payment-in-kind interest and amortization of fees	34,232	30,754	35,035
Balance at the close of year	$ 8,774,216	$ 7,104,156	$ 8,358,093

---

1. Excludes Note receivable, held for sale and related activity. The note was held for sale as of December 31, 2024 and was sold during the third quarter of 2025.

2. During the year ended December 31, 2025, we recorded a $7.4 million net realized loss on investments, consisting of (i) a $1.2 million realized loss on the sale of a promissory note related to the sale of one of the eight hospitals that previously secured the Massachusetts Healthcare Loan and (ii) a $6.2 million realized loss related to the discounted payoff of the Michigan Office Loan. During the year ended December 31, 2024, we recorded a $128.2 million net realized loss on investments, consisting of (i) a $127.5 million realized loss related to the extinguishment of the Massachusetts Healthcare Loan and (ii) a $0.7 million realized loss related to the sale of a commercial mortgage loan collateralized by a hotel property located in Honolulu, HI, which was sold at a price of 99.5%. During the year ended December 31, 2023, we recorded an $86.6 million realized loss on investments comprised of (i) a $4.8 million realized loss related to the acquisition of the Atlanta Hotel through a deed-in-lieu of foreclosure and (ii) a $82.0 million realized loss representing a write-off of previously recorded Specific CECL Allowance on one of our subordinate loans secured by an ultra-luxury residential property in Manhattan, NY. These losses were partially offset by a $0.2 million gain on investments recorded in connection with the sale of our entire interest in three commercial loans secured by properties in Europe and a partial interest in one commercial loan secured by property located in London, United Kingdom.

3. During the year ended December 31, 2025, we recorded a net decrease in our Specific CECL Allowance of $4.5 million. This amount consisted of (i) a $1.3 million reversal and a $6.2 million write-off of our Specific CECL Allowance related to the discounted payoff of our Michigan Office Loan and (ii) a $3.0 million Specific CECL Allowance recorded on a commercial mortgage loan secured by a hotel in Chicago, IL. During the year ended December 31, 2024, we recorded a net increase in our Specific CECL Allowance of $149.5 million. This net increase was comprised of Specific CECL Allowances on two of our mezzanine loans and a Specific CECL Allowance on our Massachusetts Healthcare Loan, which was subsequently fully written off. During the year ended December 31, 2023, the Specific CECL Allowance increased $59.5 million. We recorded a $141.5 million increase to our Specific CECL Allowance, related to two mezzanine loans secured by the same ultra-luxury residential property in Manhattan, NY. As of June 30, 2023, $82.0 million related to the most junior mezzanine loan was deemed unrecoverable. Accordingly, $82.0 million of previously recorded Specific CECL was written-off and recorded as a realized loss within net realized loss on investments during the second quarter of 2023.

4. $5.8 million, $5.9 million, and $4.0 million as of December 31, 2025, 2024, and 2023, respectively, of the General CECL Allowance is excluded from this table because it relates to unfunded commitments and has been recorded as a liability on our consolidated balance sheets.

5. Other items primarily consist of purchase discounts or premiums, exit fees and deferred origination expenses, as well as $1.2 million, $9.1 million, and $2.5 million in cost recovery proceeds in 2025, 2024, and 2023, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by our management, including our principal executive and financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 10-K. Based on that review and evaluation, our principal executive and financial officer has concluded that our current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and our expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).

Based on its assessment, our management believes that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears in Part II, Item 8. "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

Item 9B. Other Information

On November 13, 2024, Stuart Rothstein, President and Chief Executive Officer of the Company and member of our board of directors, adopted a Rule 10b5-1 trading arrangement that is intended to satisfy the affirmative defense of Rule 10b5-1(c). The plan provides for the sale of up to 208,293 shares of the Company's common stock. The plan provides for sales in several tranches with the first commencing on March 17, 2025 and sales continuing through December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our directors, executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our 2025 annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2025.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

The information regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 11. Executive Compensation.

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables on equity compensation plan information and beneficial ownership of our securities required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 14. Principal Accountant Fees and Services.

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this annual report on Form 10-K:

(1) Financial Statements:

Our consolidated financial statements and the related schedule, together with the independent registered public accounting firm's report thereon, are set forth in Item 8. "Financial Statements and Supplementary Data" filed herein, for a list of financial statements.

(2) Financial Statement Schedule:

Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2025.

Schedule IV — Mortgage Loans on Real Estate as of December 31, 2025.

(3) Exhibits Files:

2.1	Asset Purchase and Sale Agreement, dated January 27, 2026, by and between Apollo Commercial Real Estate Finance, Inc. and Athene Holding Ltd., incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K filed on January 28, 2026 (File No. 001-34452).
3.1	Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.1 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
3.2	Amended and Restated Bylaws of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.2 of the Registrant's Form 10-Q filed on April 29, 2024 (File No.: 001-34452).
3.3	Articles Supplementary designating Apollo Commercial Real Estate Finance, Inc.'s 7.25% Series B-1 Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K filed on July 20, 2021 (File No.: 001-34452).
4.1	Specimen Stock Certificate of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 4.1 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
4.2	Indenture, dated as of March 17, 2014, between the Registrant and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed on March 21, 2014 (File No.: 001-34452).
4.3	Indenture dated as of June 29, 2021, by and among Apollo Commercial Real Estate Finance, Inc., as issuer, ACREFI Operating, LLC, ARM Operating, LLC and ACREFI Mortgage Lending, LLC, as guarantors, Wells Fargo Bank, National Association, as trustee and notes collateral agent (including the form of Apollo Commercial Real Estate Finance, Inc.'s 4.625% Senior Secured Notes due 2029), incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed on July 6, 2021 (File No.: 001-34452).
4.4*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
10.1	Management Agreement, dated as of September 23, 2009, between Apollo Commercial Real Estate Finance, Inc. and ACREFI Management, LLC., incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q filed on November 16, 2009 (File No.: 001-34452).
10.2	License Agreement dated as of September 23, 2009, between Apollo Commercial Real Estate Finance, Inc. and Apollo Global Management, LLC, incorporated by reference to Exhibit 10.3 of the Registrant's Form 10-Q filed on November 16, 2009 (File No.: 001-34452).

10.3	Form of Indemnification Agreement entered into by Apollo Commercial Real Estate Finance, Inc.'s directors and officers, incorporated by reference to Exhibit 10.6 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
10.4	Registration Rights Agreement, dated as of September 18, 2015, between Apollo Commercial Real Estate Finance, Inc. and QH RE Asset Company LLC, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on September 23, 2015 (File No. 001-34452)
10.5	Registration Rights Agreement, dated as of September 18, 2015, between Apollo Commercial Real Estate Finance, Inc. and QH RE Asset Company LLC, incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on September 23, 2015 (File No. 001-34452).
10.6	Amended and Restated Apollo Commercial Real Estate Finance, Inc. 2019 Equity Incentive Plan, incorporated by reference to Exhibit 4.3 of the Registrant's Form S-8 filed on July 15, 2019 (File No. 333-232660).
10.7	Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 4.4 of the Registrant's Form S-8 filed on July 15, 2019 (File No. 333-232660).
10.8	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 4.5 of the Registrant's Form S-8 filed on July 15, 2019 (File No. 333-232660).
10.9	Form of Notice of Restricted Stock Unit Award, incorporated by reference to Exhibit 10.12 of the Registrant's Form 10-K filed on February 6, 2024 (File No. 001-34452).
10.10	Apollo Commercial Real Estate Finance, Inc. 2024 Equity Incentive Plan, incorporated by reference to Exhibit 4.3 of the Registrant's Form S-8 filed on June 18, 2024 (File No. 333-280281).
10.11	Form of Notice of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 4.4 of the Registrant's Form S-8 filed on June 18, 2024 (File No. 333-280281).
10.12	Form of Notice of Restricted Stock Award Agreement, incorporated by reference to Exhibit 4.5 of the Registrant's Form S-8 filed on June 18, 2024 (File No. 333-280281).
10.13	Trust Deed, dated June 30, 2020, by and between ACRE Debt 2 PLC, as issuer, and U.S. Bank Trustees Limited, as trustee, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on July 7,2020 (File No.: 001-34452).
10.14	Incorporated Terms Memorandum, dated June 30, 2020, by and among ACRE Debt 2 PLC, ACREFI B, LLC, ACREFI BN, LLC, U.S. Bank Trustees Limited, Barclays Bank plc, and the other parties identified therein (portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K), incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on July 7, 2020 (File No.: 001-34452).
10.15	Registration Rights Agreement with respect to Apollo Commercial Real Estate Finance, Inc.'s 7.25% SeriesB-1 Cumulative Redeemable Perpetual Preferred Stock dated July 14, 2021 by and between Apollo Commercial Real Estate Finance, Inc., QH RE Asset Company LLC and DIC Holding II LLC, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on July 20, 2021 (File No. 001-34452).
10.16	Letter Agreement, dated January 27, 2026, by and among Apollo Commercial Real Estate Finance, Inc., ACREFI Operating, LLC and ACREFI Management, LLC, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on January 28,2026 (File No. 001-34452)
10.17	Letter Agreement, dated January 27, 2026, by and between Apollo Commercial Real Estate Finance, Inc. and Apollo Management Holdings, L.P., incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on January 28, 2026 (File No. 001-34452).
19.1	Insider Trading Policy.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Deloitte & Touche LLP.

24.1*	Power of Attorney (included on signature page).
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of 18 U.S.C. Section 1350 as adopted pursuant to the Sarbanes-Oxley Act of 2002.
97.1	Recovery Policy Relating to Erroneously Awarded Incentive Compensation, incorporated by reference to Exhibit 97.1 of the Registrant's Form 10-K filed on February 6, 2024 (File No. 001-34452).
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*   **Filed herewith.**

Item 16. Form 10-K Summary.

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apollo Commercial Real Estate Finance, Inc.

February 10, 2026	By:	/s/ Stuart A. Rothstein
		Stuart A. Rothstein
		President and Chief Executive Officer (Principal Executive Officer)

February 10, 2026	By:	/s/ Anastasia Mironova
		Anastasia Mironova
		Chief Financial Officer, Treasurer, Secretary (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Stuart A. Rothstein, Anastasia Mironova and Jessica L. Lomm and each of them, with full power to act without the other, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K, and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report was signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

February 10, 2026	By:	/s/ Stuart A. Rothstein
		Stuart A. Rothstein
		President, Chief Executive Officer and Director (Principal Executive Officer)

February 10, 2026	By:	/s/ Anastasia Mironova
		Anastasia Mironova
		Chief Financial Officer, Treasurer, Secretary (Principal Financial Officer and Principal Accounting Officer)

February 10, 2026	By:	/s/ Mark C. Biderman
		Mark C. Biderman
		Director

February 10, 2026	By:	/s/ Pamela G. Carlton
		Pamela G. Carlton Director
February 10, 2026	By:	/s/ Brenna Haysom
		Brenna Haysom Director
February 10, 2026	By:	/s/ Robert A. Kasdin
		Robert A. Kasdin Director
February 10, 2026	By:	/s/ Katherine Newman
		Katherine Newman Director
February 10, 2026	By:	/s/ Scott S. Prince
		Scott S. Prince Director
February 10, 2026	By:	/s/ Michael E. Salvati
		Michael E. Salvati Director
February 10, 2026	By:	/s/ Carmencita N.M. Whonder
		Carmencita N.M. Whonder Director

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Apollo Commercial Real Estate Finance, Inc.

Corporate Information

Board of Directors

Michael E. Salvati
Chair of the Board of Apollo Commercial Real Estate Finance, Inc.

Mark C. Biderman
Consultant

Pamela G. Carlton
President of Spingboard - Partners in Cross Cultural Leadership, LLC

Brenna Haysom
Chief Executive Officer of Rally Labs

Robert A. Kasdin
Senior Executive Vice President of Columbia University

Katherine G. Newman
Partner and Global Head of Tax Finance, Apollo Global Management, Inc.

Scott S. Prince
Consultant

Stuart A. Rothstein
Chief Executive Officer and President of Apollo Commercial Real Estate Finance, Inc.

Carmencita N.M. Whonder
Director of the Board of Apollo Commercial Real Estate Finance, Inc.

Executive Officers

Stuart A. Rothstein
Chief Executive Officer and President of Apollo Commercial Real Estate Finance, Inc.

Anastasia Mironova
Chief Financial Officer, Treasurer and Secretary of Apollo Commercial Real Estate Finance, Inc.

Other Information

Stock Listing

Apollo Commercial Real Estate Finance, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "ARI."

Manager

ACREFI Management, LLC
c/o Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor
New York, NY 10019

Transfer Agent

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Point Curve, Suite IOI
Mendota Heights, MN 55120
Shareowner Relations: 800-468-9716
Website: www.shareowneronline.com

Annual Meeting of Stockholders

Stockholders of Apollo Commercial Real Estate Finance, Inc. are cordially invited to virtually attend the 2026 Annual Meeting of Stockholders scheduled to be held via a live webcast on July 9, 2026, at 10:00 a.m., Eastern Time.

APOLLO | Commercial Real Estate Finance

9 West 57th Street, 42nd Floor, New York , NY 10019